Compelling
CLEAN ENERGY
PRODUCTS & SERVICES

NOTICE OF ANNUAL MEETING
MANAGEMENT PROXY CIRCULAR
AND 2015 ANNUAL REPORT

BALLARD POWER SYSTEMS

PUTTING FUEL CELLS TO WORK

BALLARD®

The Power of Fuel Cells, Simply Delivered

WWW.BALLARD.COM

CONTENTS

Notice of Annual Meeting	1
Management Proxy Circular	7
Matters to be Voted Upon	7
Voting Information	7
Corporate Governance	21
Executive Compensation	28
Additional Information	55
Defined Terms	57
Appendix "A" Board Mandate	A1
Appendix "B" Description of Option Plan	B1
Appendix "C" Description of SDP	C1
Financial Information	D1

ABOUT BALLARD POWER SYSTEMS
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides innovative clean energy products and services that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. Our business is based on two key growth platforms: Power Products and Technology Solutions. To learn more about Ballard, please visit www.ballard.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning: revenue estimates; market growth projections; operating expenses; cost savings; adjusted EBITDA; product cost reductions and product shipments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2016 Annual Meeting (the "Meeting") will be held at our corporate head office facilities at 9000 Glenlyon Parkway, Burnaby, British Columbia, on Wednesday, June 1, 2016 at 1:00 p.m. (Pacific Daylight Time) for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2015 and the report of our auditors thereon;

2.	To elect our directors for the ensuing year;

3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;

4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting the Corporation’s approach to executive compensation;

5.	To consider and, if thought appropriate, to approve the continuance of the Corporation from the Canada Business Corporations Act to the British Columbia Business Corporations Act (the “Continuance Proposal”); and

6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting and our 2015 Annual Report are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice, so that it is received by Computershare Investor Services Inc. no later than 1:00 p.m. (Pacific Daylight Time) on Monday, May 30, 2016.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, April 15, 2016.

BY ORDER OF THE BOARD

"Kerry Hillier"

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

1

Letter from IAN A. BOURNE
Chair of the Board

Fellow Shareholders:

Notwithstanding a mixed macroeconomic environment in 2015, the drivers underpinning Ballard continue to strengthen. A landmark climate accord was approved at the United Nations Convention on Climate Change in December in Paris. Similarly, air quality is increasingly making its way to the top of political agendas, punctuated by the air quality “red alerts” in Beijing late last year.

2015 marked Randy’s first full year as our CEO. Under Randy’s leadership, the Ballard team had an important year. Although our financial results were mixed, the Ballard team achieved measured progress in many parts of the business, including the following milestone accomplishments – closing an $80 million Technology Solutions deal with Volkswagen Group, acquiring Protonex, winning major commercial contracts for the deployment of fuel cell buses in China, and securing a strategic investment from our longstanding partner and plate supplier, Nisshinbo Holdings. Of course the year was not without its challenges. In particular, our Telecom Backup Power business continued to struggle to achieve higher volume sales. Starting in late 2015, management initiated strong action to address this part of our business.

We are pleased with the Company’s position as we start 2016, including improved top-line visibility based on a record sales order book.

In 2015, your board also continued its work on board renewal. During the year Jim Roche and Marty Neese joined the board as independent directors. Both Jim and Marty bring deep experience in technology and growth companies, operations and product development. At our upcoming shareholders’ meeting in June, Ed Kilroy and David Sutcliffe will retire from the board, after having served for 14 and 11 years, respectively. We thank Ed and David for their important contributions and sound judgment during a dynamic period. With these changes, the board will return to 7 members – with 6 independent directors and our CEO.

On behalf of my board colleagues, I extend our appreciation to all Ballard employees for their continued integrity, customer focus, innovation and commitment to doing the right things in our business every day. We also draw your attention to a subset of employees identified on page 6, who received special recognition as 2015 Ballard Impact Award winners.

On behalf of the board of directors, I would like thank you, our shareholders, for your continued support.

"Ian A. Bourne"

Ian A. Bourne
Chair of the Board of Directors

2

Letter from R. RANDALL MACEWEN
President and Chief Executive Officer

Dear Shareholders,

As we start 2016, I am even more excited and more confident in our business than when I joined Ballard less than 18 months ago. I am very proud of what the Ballard team accomplished last year and what this means for our business in 2016 and future years.

In 2015, we made important refinements to our strategy. We repositioned our business into two customer-centric growth platforms – Power Products and Technology Solutions. We also determined to supplement organic growth with a complementary M&A strategy, with clearly-articulated acquisition criteria.

In our Power Products business, we currently address four markets – Heavy-Duty Motive, Material Handling, Portable Power and Telecom Backup Power.

Our Heavy-Duty Motive market grew 133% last year, underpinned by our work in China. We developed and started implementation of a new China strategy in 2015, premised on a model that includes product supply, licensing, technology transfer support and localization. We have achieved impressive, early traction with this model. Indeed, over the past year we have signed up close to $50 million of new business in China based on this model with ground-breaking bus and tram deals, including contracts to support the deployment of 330 fuel cell buses in China. 2016 will be an important year in this business as we deliver on these contracts, support our local partners as they start initial fuel cell bus deployments, and sign up additional business.

In Material Handling, we continued to be the largest supplier of fuel cell stacks to Plug Power. Volumes modestly grew in 2015 and we are off to a strong start in 2016 with Plug. We also initiated a diversification strategy in our Material Handling market. We are targeting forklift OEMs as long-term partners for purpose-built forklifts.

Last October we acquired Protonex, with their impressive and fast-growing power manager business targeting the U.S. military complex. We ended 2015 with an important order from the U.S. Army Rangers. We expect additional positive developments for this business in 2016. We also view Protonex customers as potential long-term customers for fuel cell products, which offer compelling attributes of power density, light weight, no noise and no heat signature.

The Telecom Backup Power market has proven to be very challenging to penetrate in scale. The introduction of disruptive technology in the form of capital equipment based on a lifecycle value proposition in the slowing and consolidating telecom industry has been challenging for the fuel cell industry players, including Ballard. While we made outstanding progress in 2015 on foundational work, we nonetheless had a very disappointing year in terms of commercial orders. We continue to explore strategic alternatives for our Telecom Backup Power business and expect to provide an update in Q2 2016.

In our Technology Solutions business, we now offer a unique and unmatched bundle of intellectual capital and intellectual property to help customers solve their PEM fuel cell challenges. Our $80 million deal with the Volkswagen Group and our development programs for fuel cell trams in China are impressive examples

3

of the muscle presented by this offering. We delivered another extraordinary year of performance under our key Technology Solutions contracts, including with VW. We believe the Ballard team has produced the world’s leading automotive fuel cell stack and has also developed new proprietary technology that positions Ballard very strongly with the automotive industry.

In 2016, we expect to grow revenue, improve gross margin and rationalize certain operating costs. On revenue scaling, our order book at the beginning of 2016 was $58 million – the largest in Ballard’s history and exceeding last year’s revenue. We expect to see growth in our Heavy Duty Motive business as well as a full-year contribution from our Portable Power (Protonex) business. On operating costs, we have implemented a cost reduction plan, including reductions in our Telecom Backup Power costs and our executive costs. We expect this cost reduction initiative to yield annualized cost savings in excess of $4 million, lowering breakeven revenue by more than $20 million.

I strongly believe in our business, including the merits of our customer-focused strategy, the strength and depth of our talent, our market and technology leadership, and the enduring power of the Ballard brand. We are taking the right steps to continue to win in selected markets and position your company for future profitability.

On behalf of the executive team, we express our sincere gratitude and appreciation to our valued customers and partners for your business and your trust. We also thank our extraordinary team at Ballard, who do great work every day. The commitment, ingenuity and uncompromising professionalism of our team continue to inspire me every day.

As shareholders, your continued support of Ballard is greatly appreciated. Our intention is to continue to earn your confidence and to reward your trust as we drive toward an exciting and profitable future. We look forward to reporting our progress over the coming year.

"R. Randall MacEwen"

R. RANDALL MACEWEN
President & CEO

Ballard Power Systems Inc.

4

Sustainability Report 2015

COMMERCIALIZATION OF OUR CLEAN ENERGY FUEL CELL PRODUCTS is where Ballard can make the biggest positive impact on the environment. Ballard's vision of a clean energy future is what continues to drive our passionate employees who have dedicated their careers to providing customers with the positive economic and environmental benefits of the unique products and services that we provide.

Ballard's **GREEN INITIATIVE** is focused on three pillars:

In 2015 the next-generation clean energy Heavy Duty Motive fuel cell module – FCveloCity® HD – was launched in several power configurations

OUR PRODUCTS

We will maximize the environmental benefits of our products compared to incumbent technologies.

PRODUCTS
OPERATIONS
PEOPLE

OUR OPERATIONS

Reduce, reuse, recycle.

We will improve the way we operate our business to minimize environmental impact.

We share access to information about green choices.

OUR PEOPLE

We will promote participation in relevant events, and provide information about green choices for our daily lives.

2015 ACHIEVEMENTS

- **Corporate** - Ballard used paper products in 2015 comprised of at least 80% post-consumer waste and processed chlorine free … an effective reduction in CO2 emissions equivalent to planting 465 new trees
- **Five-Year View** – During the 2011-15 period Ballard products in the field reduced greenhouse gas emissions the equivalent of driving 2.6 million fewer kilometers
- **Deployed Products** – 2015 product shipments will reduce greenhouse gas emissions the equivalent of driving 670,000 fewer kilometers each year going forward
- **Cleaner Air in China** – In 2015 Ballard received orders for fuel cell products to power over 350 fuel cell buses in China – more than 2x the number of fuel cell buses historically deployed around the globe

OUR PRODUCTS IN ACTION

One of eight fuel cell buses currently in service with Transport for London (TfL)

hydrogen
bus

Ballard fuel cell modules are powering buses in London, U.K. to support the city's goal of reducing CO2 emissions by 60% from the 1990 level by 2025.

Currently 20% of London's carbon dioxide emissions are generated by transportation, making it an ideal industry of focus for reductions. Transport for London (TfL), the city's transit agency, is actively working to cut energy use from transit, using new alternatives to diesel buses and thereby reducing emissions.

TfL currently operates eight (8) fuel cell buses – all powered by Ballard FCveloCity® power modules – as part of the CHIC or 'Clean Hydrogen in European Cities' project, which is an essential next step leading to the full market commercialization of fuel cell hydrogen powered buses. CHIC involves integrating twenty-six (26) buses in daily public transport operations and bus routes in five (5) locations across Europe.

The TfL fuel cell buses have been running on route RV1 between Covent Garden and Tower Gateway since 2011. The bus fleet has logged more than 107,000 hours of service, covered over 690,000 kilometers (400,000 miles) and required more than 5,600 hydrogen fillings using over 96,000 kilograms of hydrogen.

A single FCveloCity® power module in the TfL fleet recently set an important milestone of 20,000 hours of continuous operation without replacement or repairs. This demonstrates the viability of fuel cell systems as a strong competitor to diesel buses in terms of fuel efficiency and reliability, with the added benefit of reduced greenhouse gas emissions. On average, CHIC program buses consume approximately nine (9) kilograms of hydrogen per 100 kilometers, which is more energy efficient than diesel buses.

2015 Ballard Impact Awards Recipients

Innovation Award
Nisshinbo Catalyst Development Team
Dustin Banham, Siyu Ye, Chris Ekholm, Kyoung Bai, Yingjie Zhou, Lijun Yang, Emil Marquez

Safety Award
Lifetime Achievement for Product Safety
Jake Devaal

Listen & Deliver Award
HyMotion Stack Design Development
Andrew Desouza, Brian Dickson, Ian Stewart, Julie Bellerive, Tommy Cheng

Quality. Always Award
Reliability & Quality Dashboard and Metric Development
Alma Ramirez, Tim Lennox, Grace Valle, Milena Cabral, Wade Popham, Mark Mellinger

Inspire Excellence Award
Excellence in Cathode Catalyst technology leadership
Siyu Ye

Own it Award
Owning the Coop on-boarding process
Erin Rogers

Row Together Award
Audi/VW IP Deal Team
Kerry Hillier, Kevin Colbow, Chris Ekholm, Julie Bellerive, Sybel Chor

THE POWER OF FUEL CELLS, SIMPLY DELIVERED

6

MANAGEMENT PROXY CIRCULAR
dated as of April 15, 2016

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:

●	the election of directors to our Board;
●	the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors;
●	on an advisory basis, the Corporation’s approach to executive compensation;
●	the continuance of the Corporation from the Canada Business Corporations Act to the British Columbia Business Corporations Act (the “Continuance Proposal”); and
●	to transact such other business as may properly be brought before the meeting.

As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment.

VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Wednesday, June 1, 2016 at 1:00 p.m. Pacific Daylight Time in Burnaby, British Columbia, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is May 2, 2016.

HOW TO VOTE

Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder you may only vote by carefully following the instructions on the voting instruction form or proxy form provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to vote.

EXECUTION AND REVOCATION OF PROXIES

A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of that company, must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: within North America: 1-866-249-7775; outside North America: 1-416-263-9524), not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting. The individuals named as

7

proxyholders in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person or company (who need not be a shareholder) to represent him or her at the Meeting, other than the persons or companies named in the enclosed proxy, may do so by inserting the name of such other person or company in the blank space provided in the proxy.

A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

●	Computershare, at the address or fax number set out above, at any time up to and including the last business day preceding the day of the Meeting;
●	the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting; or
●	the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete and deposit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the Record Date of April 15, 2016, we had 156,890,067 Shares issued and outstanding, each carrying the right to one vote. On a show of hands, every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote, and on a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Registered Shareholders, will have one vote for each Share recorded in the Registered Shareholder’s name on the register of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

As of the Record Date, to the knowledge of our directors and executive officers, no person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No one who has been a director, director nominee or executive officer of ours at any time since January 1, 2015, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

8

ELECTION OF DIRECTORS

At the Meeting you will be asked to elect seven directors. All of our nominees are currently members of the Board. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

The following information pertains to our nominees for election as directors at the Meeting, as of April 15, 2016.

The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne Age: 68 Alberta, Canada Director since: 2003 Independent
Mr. Bourne’s principal occupation is corporate director, and he has been the Chair of the Board of Ballard since May 2006. Mr. Bourne was also our lead director from October 2005 to February 2006. Mr. Bourne was interim CEO of SNC-Lavalin Group Inc. (engineering services) in 2012. Previously, Mr. Bourne was the Executive Vice President and the Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from 1998 to 2006 and from 1998 to 2005, respectively. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation. Mr. Bourne was recognized as a Fellow of the ICD in 2011.

	Board and Committee Membership(1)	Attendance		Other Public Board Memberships
	Board (Chair) Audit Corporate Governance & Compensation	12 5 5	100% 100% 100%	Current: Wajax Corporation;; Hydro One Inc. Previous: SNC-Lavalin Group Inc.; Canadian Oil Sands Limited; TransAlta Power LP; TransAlta CoGen LP
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$)(3)
	2016	26,824	245,297	272,121	$478,933
	2015	26,824	209,215	236,039	$679,792

Douglas P. Hayhurst Age: 69 B.C., Canada Director since: 2012 Independent	Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was an executive with IBM Canada Business Consulting Services (consulting services) and a partner with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Pricewaterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Audit Corporate Governance & Compensation	11 5 5	92% 100% 100%	Current: Accend Capital Corporation; Canexus Corporation; Previous: Catalyst Paper Corporation(5); Northgate Minerals Corporation
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2016	5,000	129,343	134,343	$236,444
	2015	5,000	93,026	98,026	$282,315

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R. Randall MacEwen Age: 47 B.C., Canada Director since: 2014 Non-Independent

Mr. MacEwen is President and Chief Executive Officer of Ballard, a position he has held since October 2014. Previously, Mr. MacEwen was the founder and Managing Partner at NextCleanTech LLC (consulting services) from 2010 to 2014; and President & CEO and Executive Vice President, Corporate Development at Solar Integrated Technologies, Inc. (solar) from 2006 to 2009 and 2005 to 2006, respectively. Prior to that, Mr. MacEwen was Executive Vice President, Corporate Development at Stuart Energy Systems Corporation (onsite hydrogen generation systems) from 2001 to 2005; and an associate at Torys LLP (law firm) from 1997 to 2001.

	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board	12	100%	Current: none Previous: none
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2016	30,312	116,667	146,979	$258,683
	2015	0	0	0	$0

Marty Neese Age: 53 California, USA Director since: 2015 Independent

Mr. Neese is Chief Operating Officer of SunPower Corporation (solar power equipment and services), a position he has held since 2008. Prior to that, Mr. Neese was responsible for Global Operations at Flextronics (electronics manufacturing services) from 2007 to 2008 following its acquisition of Solectron Corporation (electronics manufacturing services) where he was Executive Vice President from 2004 to 2007.

	Board and Committee Membership	Attendance(4)		Other Public Board Memberships
	Board Audit Corporate Governance & Compensation	1 - -	100% n/a n/a	Current: none Previous: none
Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2016	0	8,035	8,035	$14,142
	2015	-	-	-	-

James Roche Age: 53 Ontario, Canada Director since: 2015 Independent

Mr. Roche is President and Chief Executive Officer of Stratford Managers Corporation (management consulting services), a position he has held since 2008. Prior to that, Mr. Roche was President and Chief Executive Officer of Tundra Semiconductor (semiconductor component manufacturer) from 1995 to 2006 and Founding member and executive at Newbridge Networks Corporation (communications equipment manufacturer) from 1986 to 1995.

	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Audit Corporate Governance & Compensation	12 4 5	100% 80% 100%	Current: none Previous: Wi-LAN Inc.; Tundra Semiconductor Corporation; Aztech Innovations Inc..
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2016	0	18,330	18,330	$32,261
	2015	0	0	0	$0

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Carol M. Stephenson Age: 65 Ontario, Canada Director since: 2012 Independent

Ms. Stephenson’s principal occupation is corporate director. Previously, she was the Dean of the Richard Ivey School of Business at the University of Western Ontario from 2003 until 2013. Prior to that, she served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003. Ms. Stephenson was invested as an Officer into the Order of Canada in 2010.

	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Audit Corporate Governance & Compensation (Chair)	12 4 5	100% 80% 100%	Current: General Motors Company; Intact Financial Services Corporation (formerly ING Canada); Manitoba Telecom Services Inc. Previous: Union Energy Waterheater Income Fund;
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2016	3,550	133,790	137,340	$241,718
	2015	3,550	108,166	111,716	$321,743

Ian Sutcliffe Age: 63 Ontario, Canada Director since: 2013 Independent

Mr. Sutcliffe’s principal occupation is corporate director. Mr. Sutcliffe has been a partner at Sutcliffe & Associates Management Consultants (management consulting services) since June 1985. Previously, Mr. Sutcliffe was co-CEO of PHeMI, Inc. (medical software and IT infrastructure) form July 2010 to November 2012; CEO, Chairman and independent director of BluePoint Data (IT services) from Sept 2001 to June 2011; and Vice Chair and CEO of BCS Global (video conferencing services) from January 2003 to March 2004. Mr. Sutcliffe was President of Mediconsult.com (public internet health services) from June 1995 to June 1999 and President and CEO from 1999 to 2001. Prior to that, Mr. Sutcliffe was with Coopers & Lybrand (chartered accounting and consultancy firm) in Vancouver and London, England from June 1979 to June 1985.

	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Audit Corporate Governance & Compensation	12 5 5	100% 100% 100%	Current: none Previous: BluePoint Data Inc.(5)
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2016	10,000	47,762	57,762	$101,661
	2015	10,000	26,848	36,848	$106,123

(1)	Mr. Bourne is an ex officio member of each of the committees.

(2)	As of April 15, 2016 and April 10, 2015, respectively.

(3)	Based on a CDN$1.76 and CDN$2.88 closing Share price on the TSX as of April 15, 2016 and April 10, 2015, respectively.

(4)	Mr. Neese was appointed to the board as of December 4, 2015 and has attended all board and committee meetings from that date.

(5)	Canadian securities legislation requires disclosure of any company that becomes insolvent while a director is a member of its board, or within one year from ceasing to act as a director. In this regard, Mr. Hayhurst was a director of Catalyst Paper Corporation, which sought an Initial Order under the Companies’ Creditors Arrangement Act on January 31, 2012. Mr. Ian Sutcliffe was a director of BluePoint Data Inc. on May 12, 2012 when the British Columbia Securities Commission issued a cease trade order against it for failure to file its financial statements and management’s discussion and analysis related thereto for the year ended December 31, 2011. Mr. Sutcliffe resigned as a director on June 27, 2012, subsequent to which BluePoint sold its business and distributed the proceeds to its shareholders.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by Shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. Total fees paid to KPMG in 2015 and 2014 are set forth in the table below. We comply with the requirement regarding the rotation of our audit engagement partner every five years. The current audit engagement partner at KPMG LLP may continue in his role until the end of 2016.

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The following table shows the fees we incurred with KPMG LLP in 2015 and 2014:

Type of Audit Fees	2015	2014
	(CDN$)	(CDN$)
Audit Fees	$534,000	$438,362
Audit-Related Fees	$7,500	$7,350
Tax Fees(1)	Nil	$3,467
All Other Fees	Nil	Nil

(1)	The Tax Fees related to tax advisory and transfer pricing services.

For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website (www.ballard.com), see the section entitled "Audit Committee Matters" in our Annual Information Form dated February 25, 2016, which section is incorporated by reference into this Management Proxy Circular.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Corporate Governance & Compensation Committee ("CGCC") monitors developments and trends relating to best practices on corporate governance and executive compensation, including relating to “say-on-pay” in Canada and in the United States. In the United States, the SEC has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although the Corporation’s shares are traded on NASDAQ, Ballard is a “foreign private issuer” under applicable SEC rules and, accordingly, these requirements do not apply to the Corporation. Although “say-on-pay” shareholder votes have yet to be mandated in Canada, a number of larger issuers in Canada have voluntarily implemented such advisory votes. Ballard has also voluntarily implemented “say on pay” advisory votes. At the request of the Board, our Shareholders have passed resolutions, on an advisory basis, accepting the Corporation’s approach to executive compensation since 2011.

The CGCC recommended to the Board that Ballard Shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of the Corporation’s approach to executive compensation. The CGCC also recommended that adoption by the Board of a formal “say-on-pay” policy should continue to be deferred until applicable Canadian securities regulatory authorities have set out the regulatory requirements applicable to the Corporation.

Accordingly, the Shareholders of the Corporation are able to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” the Corporation’s current approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the Shareholders accept the approach to executive compensation disclosed in the Corporation’s management proxy circular delivered in advance of the Corporation’s 2016 annual meeting of Shareholders.”

The Board believes that Shareholders should be well informed about and fully understand the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, Shareholders should review the section entitled "Executive Compensation – Compensation Discussion and Analysis" appearing below in this Management Proxy Circular.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. Abstentions will have no effect and will not be counted as votes cast on the resolution. As the vote on this resolution is advisory, the results will not be binding on the Board or the CGCC. However, the Board and the CGCC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of the Corporation’s executive compensation objectives, philosophy, principles, policies and programs.

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CONTINUANCE OF THE CORPORATION UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Background

The Corporation is currently incorporated under the CBCA. Subject to shareholder approval, the Board proposes to continue the Corporation into British Columbia under the BCA (the “Continuance”). At the Meeting, shareholders will be asked to consider and, if thought advisable, approve, with or without variation, the Continuance Proposal to approve the Continuance.

The BCA is a more recent statute than the CBCA and provides more flexibility than the CBCA in certain respects. In particular, the BCA, unlike the CBCA, allows companies to offer shareholders the option to receive certain shareholders’ meeting materials and continuous disclosure information using the Internet (“Notice and Access”). The Board believes there would be financial and environmental benefits to adopting the Continuance and implementing Notice and Access. As required under the CBCA, we currently mail out paper copies of our Management Proxy Circular to all Shareholders and expect to mail over 30,000 copies this year. We believe that many Shareholders would prefer to receive our Management Proxy Circular using the Internet if we offered Notice and Access, as is permitted under the BCA. This would significantly reduce the Corporation’s annual printing and postage expenses for the delivery of management proxy circulars, which we currently estimate to be over US$100,000 annually. There will also be an environmental benefit from the use of Notice and Access as we expect to print fewer management proxy circulars and save paper that would likely need to be recycled or go into landfills, and carbon emissions will be reduced as physical delivery of documents declines. Continuance under the BCA will also provide some added flexibility with respect to certain corporate transactions as further described below.

Continuance Process

In order to carry out the Continuance:

a)	The Corporation must obtain the approval of its shareholders to the Continuance by way of the Continuance Proposal, being a special resolution to be passed by not less than two-thirds of the votes cast at the Meeting in person or by proxy (“Special Resolution”);

b)	The Corporation must make a written application to the Director under the CBCA for consent to continue under the BCA, such written application to establish to the satisfaction of the Director that the proposed Continuance will not adversely affect the Corporation’s creditors or shareholders;

c)	Once the Continuance Proposal is passed and the Corporation has obtained the consent of the Director under the CBCA, the Corporation must file a Continuation Application and the consent of the Director under the CBCA, along with prescribed documents under the BCA, with the Registrar of Companies under the BCA to obtain a Certificate of Continuation;

d)	On the date shown on the Certificate of Continuation issued by the British Columbia Registrar of Companies, the Corporation will become a company registered under the laws of the Province of British Columbia as if it had been incorporated under the laws of the Province of British Columbia; and

e)	The Corporation must then file a copy of the Certificate of Continuation with the Director under the CBCA and receive a Certificate of Discontinuance under the CBCA.

Effect of Continuance

Upon the Continuance, the CBCA will cease to apply to the Corporation and the Corporation will become subject to the BCA, as if it had been originally incorporated as a British Columbia company. The Continuance will not create a new legal entity, affect the continuity of the Corporation or result in a change in its business. The persons elected as directors by the shareholders at the Meeting will continue to constitute the Board upon the Continuance becoming effective.

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The Continuance will not will affect the Corporation’s status as a listed company on the TSX and NASDAQ, as a reporting issuer under the securities legislation of any jurisdiction in Canada or as a registrant under the securities legislation in the United States, and the Corporation will remain subject to the requirements of such legislation.

As of the effective date of the Continuation, the Corporation’s current constating documents — its Articles and By-laws under the CBCA — will be replaced with a Notice of Articles and Articles under the BCA, the legal domicile of the Corporation will be the Province of British Columbia and the Corporation will no longer be subject to the provisions of the CBCA.

A copy of the proposed Articles under the BCA is attached to this Proxy Statement as Appendix “D”.

Comparison of the CBCA and BCA

Upon the Continuance, the Corporation would be governed by the BCA. Although the rights and privileges of shareholders under the CBCA are in many instances comparable to those under the BCA, there are several notable differences and shareholders are advised to review the information contained in this Proxy Statement and to consult with their professional advisors.

In general terms, the BCA provides to shareholders substantively the same rights as are available to shareholders under the CBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. The following is a summary comparison of certain provisions of the BCA and the CBCA. This summary is not intended to be exhaustive and is qualified in its entirety by the full provisions of the CBCA and BCA, as applicable.

Shareholder Communications

The CBCA has specific shareholder communication requirements that result in CBCA companies being unable to take practical advantage of the Notice and Access regime available under securities legislation. The BCA does not have any similar shareholder communication requirements, allowing BC companies to take advantage of the new regime under securities legislation.

Board of Directors

The BCA provides that a reporting company must have a minimum of three directors but does not impose any residency requirements on the directors. Under the CBCA, at least one-quarter of the directors must be resident Canadians. However, if a corporation has less than four directors, at least one director must be a resident Canadian. Subject to certain exceptions, generally an individual has to be ordinarily resident in Canada to be considered a resident Canadian under the CBCA.

Under the BCA, a director may be removed by shareholders by Special Resolution unless the articles provide for a lower approval level, while under the CBCA directors may be removed by an ordinary resolution of shareholders. In accordance with the CBCA, under the Corporation’s current By-laws, directors of the Corporation may be removed by an ordinary resolution of the shareholders at a special meeting of the shareholders. Under the proposed Articles, the removal of directors by the shareholders will require a Special Resolution, not an ordinary resolution.

Flexibility in Structuring Transactions

The BCA provides greater flexibility to implement certain transactions than the CBCA does. Unlike the CBCA, the BCA permits a subsidiary to hold shares of its parent. The BCA also permits a corporate group to implement horizontal short-form amalgamations even though all the shares of the amalgamating companies are not held by the same company within the group and permits a company to amalgamate with a foreign corporation to form a British Columbia company, if permitted by the foreign jurisdiction.

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Charter Documents

The form of the charter documents for a BCA company is quite different from the form for a CBCA corporation.

Under the CBCA, the charter documents consist of: (i) articles, which set forth, among other things, the name of the corporation, the province in which the corporation’s registered office is to be located, the authorized share capital including any rights, privileges, restrictions and conditions thereon, whether there are any restrictions on the transfer of shares of the corporation, the number of directors (or the minimum and maximum number of directors), any restrictions on the business that the corporation may carry on and other provisions such as the ability of the directors to appoint additional directors between annual meetings, and (ii) the by-laws, which govern the management of the corporation. The articles are filed with Corporations Canada and the by-laws are filed only at the registered office.

Under the BCA, the charter documents consist of (i) a “notice of articles”, which sets forth the name of the company, the company’s registered and records office, the names and addresses of the directors of the company and the amount and type of authorized capital, and (ii) “articles” which govern the management of a company and set out any special rights or restrictions attached to shares. The notice of articles is filed with the Registrar of Companies and the articles are filed only with a company’s registered and records office.

A copy of the proposed Articles under the BCA is attached to this Proxy Statement as Appendix “D”. A brief description of the material differences between the Corporation’s current By-laws and the proposed Articles is set out under “Comparison of New Articles to Current By-Laws” below.

Changes to Charter Documents

The CBCA requires shareholder approval by Special Resolution to change the name of the corporation, whereas under the BCA the board of directors may approve a change of name. The BCA permits changes to be made to the constating documents with shareholder approval by ordinary resolution, unless a higher threshold is specified in the articles. The proposed Articles of the Corporation generally do not specify a higher threshold. Under the CBCA, changes to the articles generally require approval by shareholders by Special Resolution while changes to the by-laws require shareholder approval by ordinary resolution, unless a higher threshold is specified in the by-laws. However, the BCA is slightly less flexible with respect to the timing for adopting changes to the constating documents. Changes to the articles of a BCA company require approval by shareholders in order to become effective. The board of directors of a CBCA corporation, however, may amend the by-laws of the corporation with immediate effect, subject to the amendment ceasing to have effect if it is not approved by shareholders at the next shareholder meeting.

Shareholder Proposals and Shareholder Requisitions

Both statutes provide for shareholder proposals. Under the CBCA, a record or non-record shareholder may submit a proposal, although the record or non-record shareholder must either: (i) have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least CDN$2,000, or (ii) have the support of persons who, in the aggregate, have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least CDN$2,000.

Under the BCA, in order for one or more record or non-record shareholders to be entitled to submit a proposal, they must have held voting shares for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders and must own not less than 1% of the total number of voting shares or voting shares with a fair market value in excess of CDN$2,000.

Both statutes provide that one or more record shareholders holding more than 5% of the outstanding voting equity may requisition a meeting of shareholders, and permit the

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requisitioning record shareholder to call the meeting where the board of directors of the company does not do so within the 21 days following the company’s receipt of the shareholder meeting requisition. However, the BCA, unlike the CBCA, specifies that the requisitioned shareholder meeting must be held within not more than four months after the date the company received the requisition. The CBCA does not specify such an outside limit.

Comparison of Rights of Dissent and Appraisal

The BCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is available to shareholders where the company proposes:

a)	to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

b)	to adopt an amalgamation agreement;

c)	to approve an amalgamation into a foreign jurisdiction;

d)	to approve an arrangement, the terms of which arrangement permit dissent or where the right of dissent is given pursuant to a court order;

e)	to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

f)	to authorize the continuation of the company into a jurisdiction other than British Columbia;

g)	to approve any other resolution, if dissent is authorized by the resolution; or

h)	a matter to which dissent rights are permitted by court order.

The CBCA contains a similar dissent remedy. However, the procedure for exercising this remedy under the CBCA is different than that contained in the BCA. The dissent provisions of the CBCA are described in section “Rights of Dissenting Shareholders”, below, and set forth in Appendix “E” to this Proxy Statement. Under the BCA the dissenting shareholder must generally send notice of dissent prior to the resolution being passed.

Oppression Remedies

Under the BCA, a shareholder of a company has the right to apply to court on the grounds that:

a)	the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or

b)	some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court can grant a variety of remedies, ranging from an order restraining the conduct complained of to an order requiring the company to repurchase the shareholder’s shares or an order liquidating the company.

The CBCA also includes an oppression remedy which is very similar. However, the CBCA will only allow a court to grant relief if the effect actually exists, while the BCA will allow a court to grant relief where a prejudicial effect to the shareholder is merely threatened. In addition, under the BCA non-shareholders require the leave of a court in order to bring an oppression claim.

Shareholder Derivative Actions

Under the BCA, a record shareholder, non-record shareholder or director of a company may, with judicial leave, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain

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damages for any breach of such right, duty or obligation. There is a similar right of a shareholder or director, with leave of the court, and in the name and on behalf of the company, to defend an action brought against the company. The court will grant leave under the BCA for an application to commence a derivative action if

a)	the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding;

b)	notice of the application for leave has been given to the company and to any other person the court may order;

c)	the complainant is acting in good faith; and

d)	it appears to the court that it is in the best interests of the company for the legal proceeding to be prosecuted or defended.

The CBCA extends the right to a broader group of complainants as it affords the right to a record shareholder, former record shareholder, non-record shareholder, former non-record shareholder, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of not only the corporation, but also any of its subsidiaries. No leave may be granted under the CBCA unless the court is satisfied that:

(i)	the complainant has given at least fourteen days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

(ii)	the complainant is acting in good faith; and

(iii)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Constitutional Jurisdiction

Other significant differences in the statutes arise from the differences in the constitutional jurisdiction of the federal and provincial governments. For example, a CBCA corporation has the capacity to carry on business throughout Canada as of right. Similarly, under the BCA the registered office must be situated in British Columbia, whereas under the CBCA, the registered office of the corporation must be situated in the province specified in its articles. A BCA company is only allowed to carry on business in another province where that other province allows it to register to do so. A CBCA corporation is subject to provincial laws of general application, but a province cannot pass laws directed specifically at restricting a CBCA corporation’s ability to carry on business in that province. If another province so chooses, however, it can restrict a BCA company’s ability to carry on business within that province. Also, a CBCA corporation will not have to change its name if it wants to do business in a province where there is already a corporation with a similar name, whereas a BCA company may not be allowed to use its name in that other province.

The Corporation does not expect that the Continuance will affect the continuity of the Corporation or result in a change in its business.

Comparison of New Articles to Current By-Laws

Upon the Continuance, the Corporation’s By-laws will be repealed and new Articles in the form set forth in Appendix “D” to this Proxy Statement will be adopted. There are many differences between the form of the current By-laws and the proposed Articles. A number of these changes reflect the increased flexibility afforded to companies under the BCA as compared with those governed by the CBCA. In certain cases, provisions contained in the Corporation’s current By-laws which deal with matters which will, following the Continuance, be dealt with in the BCA or applicable securities legislation, rules and

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policies, will not be contained in the new Articles. As well, certain provisions in the Corporation’s current By-laws that reflect the provisions of the CBCA will be retained in the new Articles but will be altered as required to reflect the provisions of the BCA.

The following is a summary comparison of certain provisions of the Corporation’s current By-laws and the proposed new Articles. This summary is not intended to be exhaustive and is qualified in its entirety by the full provisions of the current By-laws and proposed new Articles, as applicable.

Advance notice of nomination of Directors

The Corporation proposes to adopt advance notice provisions for director nominations that are substantially the same as those currently in By-Law No. 2. There are slight changes to conform to the terms and numbering used in the proposed Articles. In additions, provisions relating to a maximum notice period for shareholder notices of nomination of directors and restricting the notice period to the originally scheduled meeting date have been removed.

Directors’ authority to set auditor’s remuneration

Under the CBCA, remuneration payable to the auditors is fixed by the board, unless fixed by shareholders by ordinary resolution. The Corporation’s practice has been for the Board to fix the remuneration payable to the auditors. In order to continue that practice under the BCA, the Articles need to specify that the directors are authorized to set the remuneration paid to the auditors of the Corporation.

Shareholder meeting matters

The Articles allow the board to call a meeting of shareholders either in or outside British Columbia, as they may determine. Under the current By-Laws, the quorum for transacting business at a meeting of shareholders is at least two persons holding or representing by proxy the holder or holders of not less than 5% of the shares entitled to vote at the meeting. Under the proposed Articles, quorum is established if shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting, are present in person or represented by proxy.

Requirements for Special Resolutions

The CBCA requires that certain matters be approved by shareholders by Special Resolution. Under the BCA, there is flexibility to provide for different approval requirements for some matters in the articles. The Corporation proposes to adopt the more flexible approach under the BCA in order to be able to react and adapt to changing business conditions.

As a result, as allowed under the BCA, management and the Board are proposing that the Articles provide for the following matters (which currently require a Special Resolution of the shareholders) to require a directors’ resolution only, and not require a shareholders’ resolution (recognizing that regulatory authorities may require shareholder approval in certain cases in any event):

(a)	a subdivision of all or any of the unissued, or fully paid issued, shares;

(b)	a consolidation of all or any of the unissued, or fully paid issued, shares; and

(c)	a change of name of the Corporation.

Other capital and share structure changes will continue to require shareholder approval; however the Articles would provide that unless otherwise specified in the Articles or the BCA, alterations to the Articles or Notices of Articles will require shareholder approval only by ordinary resolution. The creation, variation or elimination of special rights or restrictions attached to issued shares will nevertheless continue to require shareholder approval by Special Resolution.

Continuance Resolution

Shareholders will be asked at the Meeting to consider and, if deemed appropriate, to approve the following Continuance Proposal resolution.

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"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The Corporation:

(a) apply to the Director (the “Director”) under the Canada Business Corporations Act (the “CBCA”) for a Letter of Satisfaction pursuant to Section 188(1) of the CBCA;

(b) apply to the Registrar of Companies of British Columbia to continue as a British Columbia company pursuant to Section 302 of the British Columbia Business Corporations Act (the “BCA”) in accordance with the Continuation Application attached to the Management Proxy Circular and Proxy Statement (the “Proxy Statement”) prepared in connection with the Meeting at which this resolution was passed, and such Continuation Application is hereby approved; and

(c) deliver a copy of the Certificate of Continuation to the Director and request that the Director issue a Certificate of Discontinuance under Section 188(7) of the CBCA;

2.	subject to the issuance of such Certificate of Continuation and without affecting the validity of the Corporation and the existence of the Corporation by or under its existing Articles and By-laws and any act done thereunder, effective upon issuance of the Certificate of Continuation, the Corporation adopt the Notice of Articles set forth in the Continuation Application and the Articles attached to the Proxy Statement, in substitution for the Corporation’s existing Articles and By-laws, and such Notice of Articles and Articles are hereby approved and adopted;

3.	notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, at their discretion, to determine, at any time, to proceed or not to proceed with the continuance and to abandon this resolution at any time prior to the implementation of the continuance without further approval of the shareholders and in such case, this resolution approving the continuance shall be deemed to have been rescinded; and

4.	any one director or any one officer of the Corporation hereby authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver and file or to cause to be delivered and filed, the Continuation Application and such other documents and instruments, and to do or to cause to be done, such other acts and things as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to carry out the intent of this resolution.”

In order for this ordinary resolution to be passed, it requires the positive approval of two-thirds (66⅔%) of the votes cast thereon at the Meeting. Abstentions will have no effect and will not be counted as votes cast on the Continuance Proposal.

The Board recommends that Shareholders vote “FOR” the foregoing resolutions. The representatives of management named in the enclosed form of proxy, if named as proxyholders, intend to vote for the resolution, unless the Shareholder has specified in the form of proxy that his or her shares are to be voted against the resolution.

Rights of Dissent in Respect of the Continuance Proposal

Record shareholders who wish to dissent should take note that strict compliance with the dissent procedures is required.

The following description of rights of shareholders to dissent is not a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of its Shares and is qualified in its entirety by the reference to the full text of Section 190 of the CBCA

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which is attached to this Proxy Statement as Appendix “E”. A dissenting shareholder who intends to exercise the right of dissent should carefully consider and comply with the provisions of Section 190 of the CBCA and should seek independent legal advice. Failure to comply strictly with the provisions of the CBCA and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Pursuant to Section 190 of the CBCA, a record shareholder is entitled, in addition to any other right that the shareholder may have, to dissent and to be paid by the Corporation the fair value of the shares in respect of which that shareholder dissents. “Fair value” is determined as of the close of business on the last business day before the day on which the Continuance Proposal is adopted. A shareholder may dissent only with respect to all of the shareholder’s Shares or shares held by the shareholder on behalf of any one non-record holder. Further, a shareholder may only dissent in respect of shares registered in the dissenting shareholder’s name.

Persons who are non-record shareholders who wish to dissent with respect to their Shares should be aware that only record shareholders are entitled to dissent with respect to them. A record shareholder such as an intermediary who holds Shares as nominee for non-record shareholders, must exercise the right of dissent on behalf of non-record shareholders with respect to the Shares held for such non-record shareholders. In such case, the Notice of Objection (as defined below) should set forth the number of Shares it covers.

A record shareholder who wishes to dissent must send a written objection notice (the “Notice of Objection”) objecting to the Continuance Proposal to the Corporation, 9000 Glenlyon Parkway, BC, Canada, fax number 604-412-4700, Attention: Corporate Secretary, at or prior to the time of the Meeting or any adjournment thereof in order to be effective.

The delivery of a Notice of Objection does not deprive a record shareholder of its right to vote at the Meeting, however, a vote in favor of the Continuance Proposal will result in a loss of its rights under Section 190 of the CBCA. A vote against the Continuance Proposal, whether in person or by proxy, does not constitute a Notice of Objection, but a shareholder need not vote its Shares against the Continuance Proposal in order to object. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favor of the Continuance Proposal does not constitute a Notice of Objection in respect of the Continuance Proposal, but any such proxy granted by a shareholder who intends to dissent should be validly revoked (please see “Execution and Revocation of Proxies”) in order to prevent the proxy holder from voting such Shares in favor of the Continuance Proposal.

If the Continuance Proposal is approved at the Meeting or at an adjournment or postponement thereof, the Corporation is required to deliver to each shareholder who has filed a Notice of Objection and has not voted for the Continuation Proposal or not withdrawn that shareholder’s Notice of Objection (each, a “Dissenting Shareholder”), within 10 days after the approval of the Continuance Proposal, a notice stating that the Continuance Proposal has been adopted (the “Notice of Resolution”). A Dissenting Shareholder then has 20 days after receipt of the Notice of Resolution or, if the Dissenting Shareholder does not receive a Notice of Resolution, within 20 days after learning that the Continuance Proposal has been adopted, to send to the Corporation a written notice (a “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Shares in respect of when it dissents and a demand for payment of the fair value of such Shares. A Dissenting Shareholder must within 30 days after sending the Demand for Payment, send the certificates representing the Shares in respect of which it is dissenting to the Corporation or its transfer agent, Computershare. The Corporation or Computershare must endorse the certificates with a notice that the holder is a Dissenting Shareholder under Section 190 of the CBCA and forthwith return the certificates to the Dissenting Shareholder. A Dissenting Shareholder who does not send the certificates within the 30 day period has no right to make a claim under Section 190 of the CBCA.

A Dissenting Shareholder ceases to have any rights as a holder of Shares, other than the right to be paid their fair value, unless: (i) the Demand for Payment is withdrawn before the Corporation makes an Offer to Pay (as defined below); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws the Demand for Payment; or (iii) the Continuation is not proceeded with.

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Not later than seven days after the later of the date shown on the Certificate of Continuation is issued by the British Columbia Registrar of Companies and the day the Corporation receives the Demand for Payment, the Corporation must send a written offer to pay (“Offer to Pay”) in the amount considered by the Board to be the fair value of the Shares in respect of which the Dissenting Shareholder has dissented. The Offer to Pay must be accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders must be on the same terms, and lapses if not accepted within 30 days after being made.

If the Offer to Pay is accepted, payment must be made within 10 days of acceptance.

If the Corporation does not make an Offer to Pay or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the date shown on the Certificate of Continuation is issued by the British Columbia Registrar of Companies or within such further period as a court of competent jurisdiction may allow, apply to the court to fix a fair value for the securities of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may do so for the same purpose within a further period of 20 days or such other period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. Applications referred to in this paragraph may be made to a court of competent jurisdiction in the place where the Corporation has its registered office or in the province where the Dissenting Shareholder resides if the Corporation carries on business in that province.

If the Corporation makes an application to the court, it must give notice of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard to each Dissenting Shareholder who has sent the Corporation a Demand for Payment and has not accepted an Offer to Pay. All Dissenting Shareholders whose shares have not been purchased by the Corporation must be made parties to the application and are bound by the decision of the court. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court must fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Continuation until the date of payment of the amount so fixed. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder must be rendered against the Corporation and in favor of each Dissenting Shareholder.

The above is only a summary of the dissenting shareholder provisions of the CBCA. A shareholder of the Corporation wishing to exercise a right to dissent should seek independent legal advice. Failure to comply strictly with the provisions of the statute may prejudice the right of dissent.

CORPORATE GOVERNANCE

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules.

Our corporate governance practices are reflected in our Corporate Governance Policy, which provides for board composition and director qualification standards, tenure and term limits, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Policy can be found on our website at www.ballard.com. We have also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual financial reports filed with Canadian securities regulatory authorities, and to certify our annual financial reports filed with or submitted to the SEC.

In addition, we have set up a process for Shareholders to communicate to the Board, the details of which can be found on our website. A summary of shareholder feedback is provided to the Board through a semi-annual report.

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We believe that we comply with all applicable Canadian securities administrators (“CSA”) and NASDAQ corporate governance rules and guidelines. The CSA requires that listed corporations subject to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") disclose their policies respecting corporate governance. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. We are exempt from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company has in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least five percent of the votes eligible to be cast at a Shareholders’ meeting are present or represented by proxy at the meeting.

BOARD COMPOSITION AND NOMINATION PROCESS

All of our directors are independent except for Randall MacEwen, our President and Chief Executive Officer. "Independence" is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and as determined by the CSA and the NASDAQ. We conduct an annual review of the other corporate boards on which our directors sit, and have determined that currently there are no board interlocks with respect to our directors. The Board has also established a guideline for the maximum number of corporate boards on which a director should sit. This guideline has been set at five corporate boards (not including non-profit boards) for independent directors and one corporate board for the CEO. Currently all of our board members comply with this guideline.

The Board believes that its membership should be composed of highly qualified directors with diverse backgrounds, skills sets and experience bases and who demonstrate integrity and suitability for overseeing management. The CGCC and the Board have determined that the criteria to be considered when selecting directors and recommending their election by the Shareholders include the following:

a)	Direct experience in leading a business as a CEO or other senior executive

b)	Strategy development experience

c)	Sales/Marketing experience

d)	Finance/Accounting experience & education

e)	Product development experience

f)	Corporate governance experience & education

g)	Early-Stage business commercialization experience

h)	CleanTech sector knowledge

i)	Asian market experience

In addition to these criteria, we also take into consideration other industry and business factors in determining the composition of our Board.

Our CGCC conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of individual nominee directors for election at our annual Shareholders’ meeting. To this end, the CGCC will, when identifying candidates to recommend for appointment or election to the Board:

a)	consider only candidates who are highly qualified based on their relevant experience, expertise, perspectives, and personal skills and qualities, and cultural fit;

b)	consider diversity criteria including gender, age, ethnicity and geographic background; and

c)	in addition to its own search, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board’s expertise, skills and diversity criteria.

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Currently, we have one woman serving on our board, a representation of 14%. As part of its approach to Board diversity, the Board has not established specific targets for any diversity criteria at this time. The CGCC will assess the effectiveness of this approach annually and recommend amendments to the Board, including the possible adoption of measurable objectives for achieving Board diversity, as appropriate.

The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the CGCC. Each director was asked to indicate the top three competencies which he/she believes they possess.

	Ian A. Bourne	Douglas P. Hayhurst	R. Randall MacEwen	Marty Neese	James Roche	Carol M. Stephenson	Ian Sutcliffe
President/CEO	✓		✓			✓
Experience
Strategy		✓			✓	✓
Sales/ Marketing							✓
Finance/	✓	✓					✓
Accounting
Product				✓	✓
Development
Corporate	✓	✓				✓
Governance
Early Stage			✓		✓		✓
Business
Commercialization
Clean Technology			✓	✓
Asian Markets				✓

MAJORITY VOTING POLICY

At any meeting of Ballard’s Shareholders where directors are to be elected, Shareholders will be able to either: (a) vote in favor; or (b) withhold their Shares from being voted in respect of each nominee separately. If, with respect to any nominee, the total number of Shares withheld exceeds the total number of Shares voted in favor, then the nominee will immediately submit his or her resignation to the Board to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the CGCC will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the CGCC, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual Shareholders’ meeting, issue a press release which either confirms that it has accepted the resignation or provides an explanation for why it has refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the CGCC at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual Shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the Shareholders; or (c) call a special meeting of Shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested Shareholders’ meeting, which is any meeting of Shareholders where the number of nominees for director is greater than the number of directors to be elected.

TENURE AND TERM LIMITS

Directors are elected yearly at our annual Shareholders’ meeting and serve on the Board until the following annual Shareholders’ meeting, at which time they either stand for re-election or leave the

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Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Independent directors are expected to serve on at least one Committee of the Board. The CGCC and Audit Committee are tasked with ensuring a rotation of Committee members and Chairs to broaden the experience and skills of each member of the Board, and ensure an appropriate mix of experience and expertise in respect of the various roles of the Board and its committees. Currently, each independent director serves as a member of the Audit Committee and the CGCC. A director may only serve on the Board for a maximum of 15 consecutive years. These provisions do not apply to the President & Chief Executive Officer in his/her role as a Board member.

In addition to the majority voting policy, the Board has established additional guidelines that set out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

DIRECTOR SHARE OWNERSHIP GUIDELINES

We have minimum share ownership guidelines that apply to our independent directors. The guidelines were revised by the Board effective October 27, 2015.

All independent directors are required to hold at least the number of Ballard Shares that has a value equivalent to three times the director’s annual retainer. Directors have six years from the date that they are first elected to the Board to comply with this minimum share ownership guideline. In determining whether a director is in compliance with the minimum share ownership guidelines, any DSUs that a director receives as payment for all or part of their annual retainer will be credited towards calculating achievement of the minimum share ownership requirements.

The value of Shares held by directors will be measured on or about December 31st of each year based on the purchase price actually paid by the director for such Shares, or the value of DSUs or Shares received by the director when issued to him or her by the Corporation, as applicable.

Any director who fails to comply with the share ownership guideline will not be eligible to stand for reelection. Currently, all of our directors have met or are on track to achieve these guidelines.

BOARD MEETINGS

The Board meets on a regularly scheduled basis and directors are kept informed of our operations at meetings of the Board and its committees, and through reports by and discussions with management. In 2015, in camera sessions, chaired by the Chair of the Board, were held after each regularly scheduled Board meeting involving all of the independent directors without the presence of management. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

ROLES AND RESPONSIBILITIES

The Board operates under a formal mandate (a copy of which is attached as Appendix "A" and is posted on our website at www.ballard.com), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The Board has also established terms of reference and corporate governance guidelines for individual directors (copies of which are also posted on our website), which set out the directors’ individual responsibilities and duties. Terms of reference are also established for the Board Chair and the CEO. These terms of reference and guidelines serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interest, the duties and standard of care of directors, the level of availability expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

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In addition, we have a Board-approved "Code of Ethics", which applies to all members of the Board, as well as our officers and employees. A copy of the Code of Ethics can be found on our website (www.ballard.com). This document is reviewed annually and updated or revised as necessary. Annually, all employees in Sales & Marketing, Finance & Administration, Supply Chain, Customer Service and Quality, and all management employees and officers, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics. A compliance report is then presented to the Audit Committee and Board.

The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently. The Chair of the Board is an independent director.

Each year, the Board identifies a list of focus priorities for the Board during the year. The CGCC regularly monitors the Board’s progress against these priorities throughout the year.

BOARD ORIENTATION AND EDUCATION

We have established a formal director orientation and ongoing education program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation includes site visits to our manufacturing facilities, presentations regarding our business, technology and products, and a manual that contains various reference documents and information. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters, material industry developments, and management presentations at Board meetings, as well as guest speakers who are invited to speak to our Board on various topics. In the past, we have invited guest speakers to speak to our Board about the fuel cell industry, government regulation, capital markets, corporate governance and risk management, and internal management representatives to speak about various issues, including relating to our industry, business, strategy, markets, customers, projects, technology, products, services, operations, employee relations, investor relations and risks. The orientation and ongoing educational presentations that are made by internal management provide an opportunity for Board members to meet and interact with members of our management team.

SHAREHOLDER FEEDBACK AND COMMUNICATION

We have an e-mail process for Shareholders to communicate with the Board, through the Chair of the Board. Shareholders who wish to send a message to the Chair of the Board can find the details of this process on our website at www.ballard.com. In addition, a summary of shareholder feedback that is received by us is provided to the Board through a semi-annual report.

BOARD AND DIRECTOR PERFORMANCE EVALUATIONS

Each year, the Board conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the CGCC which elicits responses from individual directors on a confidential basis regarding performance of the Board and individual directors. The process may include the completion of a questionnaire by all of the directors as well as individual director self-evaluations and peer evaluations. The CGCC presents the summary results to the full Board, which then, based on the results of the evaluation, determines appropriate actions and changes to improve Board effectiveness.

COMMITTEES OF THE BOARD

The Board has established two standing committees: (1) the Audit Committee; and (2) the Corporate Governance & Compensation Committee (“CGCC”).

Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. The members of these committees are all independent. Given a number of considerations, including the past and planned size

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of the Board, the composition of the Board, considerations relating to the efficiency and effectiveness of the Board and these two committees, and the flat retainer fee structure used for compensating the Board, these two committees are represented by all directors other than the CEO.

The following chart sets out current members of our standing committees:

Corporate Governance
& Compensation
	Audit Committee	Committee
Ian A. Bourne	✓[1]	✓[1]
Douglas P. Hayhurst	✓ (Chair Designate)	✓
Marty Neese	✓	✓
James Roche	✓	✓
Carol M. Stephenson	✓	✓ (Chair)
Ian Sutcliffe	✓	✓
1 Chair of the Board and designated financial expert. Mr. Bourne is an ex officio member of each of the committees.

After the Meeting, we will reconstitute all of the standing committees to reflect the newly elected Board.

In addition to the standing committees of the Board, the Director Search Committee, an ad hoc committee first established in 2014, met in 2015.

Audit Committee

The Audit Committee met five (5) times during 2015. The Audit Committee is constituted in accordance with SEC rules, applicable Canadian securities laws and applicable NASDAQ rules, and assists the Board in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process.

The Audit Committee is responsible for overseeing the audit process and the preparation of our financial statements, ensuring that our financial statements are fairly presented in accordance with International Financial Reporting Standards (“IFRS”), approving our quarterly financial statements, and reviewing and recommending to the Board our year-end financial statements and all financial disclosure contained in our public documents. The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures, and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks and the appointment of senior financial executives, and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities, and off-balance sheet transactions. The Audit Committee has at least two members, Ian A. Bourne and Douglas P. Hayhurst, who qualify as audit committee financial experts under applicable securities regulations. All of the members of the Audit Committee are independent directors in accordance with the applicable Canadian and United States securities laws and exchange requirements and are financially literate.

The Audit Committee is responsible for recommending the appointment of our external auditors (for Shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit. The Audit Committee is also responsible for the appointment of our internal auditors (or persons responsible for the function), and directing, monitoring and providing guidance to the internal audit function and review the performance of the internal auditor at least annually.

In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar documents. The Audit Committee is also responsible for ensuring that the internal audit function is

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being effectively carried out. The Audit Committee reviews and approves, in advance, related party transactions (including transactions and agreements in respect of which a director or executive officer has a material interest) on a case-by-case basis.

For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Audit Committee Matters" in our Annual Information Form dated February 25, 2016, which section is incorporated by reference into this Management Proxy Circular.

Corporate Governance & Compensation Committee

The CGCC met five (5) times during 2015. Collectively, the CCGC members have extensive compensation-related experience as senior executives (past and present) and members of the board of directors and committees of other public and private corporations. The Board is confident that the CCGC collectively has the knowledge, experience and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Corporation and its Shareholders.

The CGCC is responsible for the following:

●	recommending the size of the Board and the formation and membership of committees of the Board;
●	review and approval of all director nominations to the Board;
●	determining director compensation;
●	maintaining an ongoing education program for Board members;
●	ensuring a formal process exists to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve the effectiveness of the Board;

●	conducting succession planning for the Chair of the Board; and
●	monitoring corporate governance and making recommendations to enable the Board to comply with best corporate governance practices in Canada and the United States;

The CGCC is also responsible for:

●	considering and authorizing the terms of employment and compensation of executive officers and providing advice on organizational and compensation structures in the various jurisdictions in which we operate;

●	reviewing and setting the minimum share ownership requirement for executive officers;
●	reviewing all distributions under our equity-based compensation plans, and reviewing and approving the design and structure of, and any amendments to, those plans;
●	ensuring appropriate CEO and senior management succession planning, recruitment, development, training and evaluation; and
●	annually reviewing the performance objectives of our CEO and conducting his annual performance evaluation.

Any compensation consultants engaged by us, at the direction of the CGCC, report directly to the CGCC, which has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services.

The CGCC does not have a written policy regarding succession planning or recruitment of executive officers. However, the CGCC takes the same approach when identifying candidates for executive officers that it takes in respect of director candidates. The CGCC will, when identifying executive officer candidates:

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a) consider only candidates who are highly qualified based on their experience, expertise, perspectives, and personal skills and qualities; and

b) consider diversity criteria including gender, age, ethnicity and geographic background.

The CGCC has not established targets for any diversity criteria for executive officers at this time. The CGCC and Board annually review executive succession plans and emerging leadership candidates, including a review of demographic information to ensure the correct focus on diversity. Individual development plans are established by management, including those for female leaders, and the Corporation has sponsored and supported participation in activities including the Minerva “Women in” annual luncheon series and Board-led career discussions. As of the Record Date, there are no women executive officers of the Corporation.

A copy of the CGCC’s mandate is posted on our website (www.ballard.com). The mandate is reviewed annually and the CGCC’s performance is assessed annually through a process overseen by the Board.

Director Search Committee

The Director Search Committee is a temporary sub-committee of the CGCC established in 2014 for the purpose of establishing and leading a search and selection process of potential director nominees for consideration by the Board.

The Director Search Committee met twice during 2015. The members are Carol M. Stephenson (Chair), Ian A. Bourne and David B. Sutcliffe. The committee engaged Spencer Stuart to provide services in support of the director nominee candidate selection and interview process.

During 2015, there were two new directors – James Roche and Marty Neese – that joined the Board as a result of the work of the Director Search Committee.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the elements of compensation earned by our "Named Executive Officers" as of December 31, 2015:

Randall MacEwen	Tony Guglielmin	Christopher J. Guzy	Paul Cass	Steven Karaffa

President and Chief	Vice President and	Vice President and	Vice President and	Vice President and
Executive Officer	Chief Financial	Chief Technical	Chief Operations	Chief Commercial
	Officer	Officer	Officer	Officer

INTRODUCTION

Setting executive compensation in an early-stage high technology business – such as our hydrogen fuel cell enterprise – in a way that balances ‘motivation and incentive’ with ‘creation of shareholder value’ is a challenging task. As a result, the Company puts a considerable amount of effort into the development, and ongoing monitoring and management of our executive compensation plan. This includes the involvement of expert third parties to provide independent advice, monitoring of industry best-practices, and benchmarking against relevant comparators inside and outside the fuel cell industry sector.

Executive Compensation Program Highlights

Ballard’s executive compensation program is designed to attract the skillsets and experience needed to lead the development and execution of the Company’s strategy and to reward executives appropriately for high performance. Our executive compensation program is comprised of the following elements:

●	Annual Base Salary – set to reflect the size and scope of the role, as well as individual experience and performance, and market competitiveness;

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●	Annual Performance Bonus – expressed as a percentage of annual base salary and typically paid in cash, annual performance bonus is determined based on achievement levels against a weighted mix of annual corporate performance goals and individual performance goals that support the overall corporate goals, both quantitative and qualitative – at the Board’s discretion;

●	Long-Term Incentive
○	Performance Share Units (PSUs) – performance-based PSUs are awarded annually as a percentage of annual base salary and typically vest over three years, subject to the achievement of corporate performance objectives; PSUs are aligned with shareholder interests as vesting is dependent on corporate performance and the realizable value of PSUs partly depends on our share price after vesting. In 2015, we determined that going forward new PSU grants will vest after three years (see below for more details);

○	Stock Options – stock options are awarded annually, vest over three years and have a seven year term; stock options are aligned with shareholder interests as their realizable value depends on growth in our share price;

○	Restricted Stock Units (RSUs) – stock RSUs are only issued for limited purposes, such as at the time of hire, and typically vest over three years; RSUs are aligned with shareholder interests as the realizable value depends on our share price after vesting.

With these compensation elements, a significant proportion of compensation is put “at risk” (for NEOs, from 55% to 67% of total compensation), since it depends on successful performance and growth in Ballard’s share price – both of which effectively align executive compensation with shareholder interests.

To further align with the shareholder experience, our executive officers are required to hold between 1.0X to 3.0X of their individual salary in Common Shares or Deferred Share Units, depending on their level within the Company. They have 5 years in which to meet this requirement.

In setting, monitoring and managing executive compensation the Company ensures careful consideration of the relevant factors impacting each element of the plan through a rigorous process, with appropriate oversight designed to pay appropriate short- and long-term incentive amounts that are strongly aligned with the creation of long-term value for shareholders.

In recruiting our new CEO in October 2014, we were mindful to adopt best practices, including clawbacks, and state-of-the-art provisions dealing with termination and change of control, as well as to align the total compensation package at a level appropriate for the Corporation’s size and stage of development

Significant Program Changes Planned in 2016

Commitment to improve ‘Advisory Say on Pay’ approval

●	We solicit investor feedback on our executive compensation approach by providing an advisory “Say on Pay” vote, which we introduced in 2011.
●	The CGCC has committed to better understand the relatively modest ‘For’ vote on Say on Pay (80.2% of votes “for”), analyze this information and engage where possible with shareholders on Executive Pay issues. The Chair of the CGCC attended the Company’s annual meeting of Shareholders held in June 2015 and the Company’s investor and analyst day held in October 2015 to directly meet and solicit feedback from Shareholders. The re-shaping of this CD&A into a clearer, more communicative format is one example of our commitment to improve our compensation disclosure for Shareholders and re-designed the LTIP program to more closely align with shareholder expectations (discussed in more detail below).

Monitoring SEC Executive ClawBack Provision proposals

●	The CGCC is actively monitoring the upcoming final guidelines from the SEC related to Executive Clawback provisions. Clawback provisions were proactively included in the new

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CEO employment agreement in 2014 and revised employment agreements with certain senior management in early 2016.
●	The CGCC expects to include clawback provisions for all relevant members of the executive team in 2016. The CGCC also expects the clawback provisions in executive employment agreements will be updated from time to time to reflect future changes to SEC guidelines and any applicable guidelines from Canadian securities regulatory authorities.

Oversaw the Executive Team succession planning process, resulting in a rationalized and renewed executive team for 2016

●	The Committee works actively with management and, where appropriate, independent expert advisors, to ensure appropriate succession plans are in place for the CEO and senior Executives. In late 2015 and early 2016, the Committee oversaw the development and execution by the CEO of a rationalization and renewal plan relating to the executive team, including related succession planning.

●	In early 2016, we restructured the organization with the departure of Paul Cass, Chief Operating Officer; Dr. Chris Guzy, Chief Technology Officer; and Steve Karaffa, Chief Commercial Officer. Responsibilities of the departed executives were assumed by internal personnel:

○	David Whyte was promoted from Director, Operations to VP, Operations, flattening and eliminating duplication in the Operations reporting structure.
○	Dr. Kevin Colbow was appointed VP, Technology and Product Development, consolidating with his existing responsibilities as VP, Technology Solutions.
○	Karim Kassam was appointed VP, Commercial, consolidating with his existing responsibilities as VP, Business and Corporate Development.
●	These organizational changes eliminated three C-level positions through rationalization and consolidation, while providing opportunity for fresh approaches in these important roles, without compromising customer deliverables and competencies.

●	Each of Mr. Cass, Dr. Guzy and Mr. Karaffa served with the Company through March 31, 2016 after supporting an effective transition of responsibilities to Mr. Whyte, Dr. Colbow and Mr. Kassam, respectively.

Enhancements to our Executive LTIP program – specifically re-visiting and revising the Performance Share Unit Program to better align to market trends and best practice

●	During 2015 the CGCC engaged with Towers Watson and management to re-evaluate and update our overall LTI approach for executives, including to ensure that our compensation principles and program is closely aligned with our corporate strategy and long-term shareholder interests. The re-evaluation:

○	Confirmed the importance of stock options in allowing us to compete for talent in our high technology industry while aligning executives with the interests of Shareholders over the longer-term, and
○	Re-designed the PSU element of Executive Compensation to:

1.	Introduce clearly measurable performance metrics that are closely aligned with our corporate strategy and achieving long-term success; and

2.	Continue to measure performance and determine vesting for a third of the award annually, but pay out the vested portion of the award at the end of the three year performance period (rather than paying the vested portion annually during the 3-year period) so that executives continue to be aligned with shareholder experience through the entire three-year term of PSUs.

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This new approach became effective January 1, 2016. The first PSU grants were awarded in February 2016 to executives, with vesting of a third of the award subject to the achievement each year of revenue and gross margin performance targets consistent with our longer term strategic plan.

Context of Our Executive Compensation Practices

There are a number of industry and business factors that present challenges to creating and implementing an effective executive compensation program, including the following:

●	Despite our lengthy history, we are a pre-profit, publicly-listed company developing and commercializing new technology, products and services that are highly disruptive in our markets and disruptive to incumbent markets.

●	Our business is complex and volatile:
○	We have a relatively complex business model for a company with our revenue base. Our business activities include technology and product development, commercialization of new products in global markets, manufacturing operations, engineering services, sales and marketing for various market applications, and after-sales service support. We have operations and offices in Canada, the United States, Mexico and Denmark, with an international sales and service team. Many of our customers and markets are outside North America creating a degree of complexity, and requiring us to recruit executives with wider skills and international experience than may be the case for many companies our size

○	Setting longer-term performance targets in an early-stage business with significant volatility and market risks is particularly challenging; the CGCC seeks to balance setting concrete, challenging performance targets that reflect genuine progress in the business consistent with our strategy, which are also reasonably achievable and capable of dealing with the volatility of our business.

●	While we may be considered an industrial products company, we also compete for talent in the technology industry, where there is a higher emphasis on equity to compensate staff than general industry.
●	We use equity incentives as a way to compete for talent with larger companies while conserving our shareholders’ cash for investment in our business.
●	Many of our competitors are headquartered in the United States and are subject to different market conditions relating to executive compensation than typical Canadian-headquartered companies.

The CGCC seeks to balance these factors, the expectations of our shareholders and the highest standards of governance. As our business becomes more robust and predictable through the execution of our strategy, the CGCC intends to continue to align compensation more predictably to performance, for example, through the use of performance metrics that demonstrate and measure our performance relative to peer group companies.

It is important to note our compensation has been aligned with our performance. Against a background of challenging market conditions and weaker financial and operational performance in recent years, actual values received by executives by way of bonuses and long-term incentive payouts have reflected our performance and have been significantly below the values we targeted to pay executives that are disclosed in our summary compensation tables. This means that where performance has not been achieved against objectives, executive compensation has been directly impacted with lower bonus payments, underwater share options and zero vesting of performance-based long-term incentives.

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Highlights of our Executive Compensation Philosophy

Our compensation philosophy focuses on creating shareholder value, paying for performance and effective risk management; our objective is to pay competitively in the markets in which we compete for talent, while also aligning compensation with value created for shareholders

We target our compensation at the 50th percentile of the market, with actual compensation varying above and below based on performance.

Objectives	How We Achieve It
Attract and retain	●Paying compensation, including salaries, which are competitive in the markets in which we compete for executive talent
Motivate	●Directly linking bonuses to annual performance measures that are tied to our corporate strategy to motivate short term performance
●Delivering a majority of long-term incentives contingent on achieving sustained performance consistent with our corporate strategy
Align	●Delivering a significant portion of total compensation in long-term incentives that are tied to our creation of shareholder value, including share price performance
●Requiring executive officers to maintain a meaningful equity ownership in Ballard

The Use of Benchmarking

Our overall compensation objective is to pay executives, on average, around the 50th percentile of our comparator group for achieving performance goals at the levels targeted by the Board. Over-achievement or under-achievement will result in actual payments for performance-based compensation being over or under the targeted amounts.

Benchmarking for a company of Ballard’s size and stage of business is particularly challenging as our industry is nascent and there are few direct comparables. Many of the direct competitors in our industry are smaller, niche fuel cell companies. By contrast, companies in broader comparator groups, such as industrials and technology companies, are often significantly larger companies that provide similarly inappropriate benchmarks. In determining the appropriate comparator group, the CGCC considers several factors detailed below, including the labor markets in which we compete for executive talent.

In 2011, the CGCC, working with Towers Watson, updated the comparator companies comprising the Corporation’s compensation comparator group to better reflect the Corporation’s current business size and market focus. A revised list of comparator companies was reviewed and accepted by the CGCC, which selected the group of comparators ensuring a suitable mix of Canadian and United States companies exhibiting a growth oriented mix of revenues, employee base, asset base, market capitalization and market focus. This comparator group provides the primary source of compensation data used to review the competitiveness of our executive compensation. The CGCC reviews and updates the composition of the comparator group annually.

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Our current comparator group is:

Canada (5)	United States (6)
EXFO Inc.	AeroVironment Inc.
Hydrogenics Corp.	Allied Motion Technologies Inc.
New Flyer Industries Inc.	American Superconductor Corporation
Sierra Wireless Inc.	Fuel Cell Energy Inc.
Westport Innovations Inc.	GrafTech International Ltd.
Plug Power Inc.

The CGCC compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions at comparator group companies.

Compensation Framework for 2015

The compensation program for our executive officers has five primary components that deliver pay over the short- and long-term:

Element	Features	Performance Measures
Base Salary	●Set to reflect market conditions and the size and scope of the role, as well as individual experience and performance	N/A
Annual Bonus	●Paid annually in cash or DSUs	Corporate

●Each executive has a specified target bonus expressed as a percentage of his or her base salary
●Actual bonuses based on Corporate and Individual performance multipliers that range from 0% - 150% of target based on Corporate and Individual performance
●Outcomes are formula-driven subject to the Board’s overarching discretion
Quantitative (60%) ●Gross margin ●Revenue ●Cash flow from operations Qualitative (40%) ●Quality initiatives ●Building a sustainable business platform ●Executing a significant licensing deal

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Element	Features	Performance Measures
Long-Term Incentive: Performance Share Units (PSUs)
●Each executive has a specified target long-term incentive expressed as a percentage of base salary
●75% of each executive’s target long-term incentive is awarded in the form of PSUs
●Annual grants with three year term
●Awards vest over three years based on annual achievement of Corporate objectives
●Payout can range from 0% - 100% of target award
●Gross margin ●Revenue ●Cashflow from operations
Long-Term Incentive: Stock Options	●Annual grants ●Exercise price equal to market price at grant ●Awards vest in equal amounts annually over three years ●Seven-year term	●Option value contingent on share price growth
Long-Term Incentive: Restricted Share Units (RSUs)	●For special purposes (e.g. on-hire award) ●Typically vests in equal thirds over three year period	●Value based on share price at time of vesting

Executive Pay Mix and the Emphasis on "At Risk" Pay

We emphasise performance by linking a significant proportion of our executive officers’ total annual compensation to corporate and individual performance. For 2015, an average of 57% of the target annual compensation earned by each of our Named Executive Officers was "at risk", in the form of variable and / or performance-related compensation as shown below (including annual bonus, stock options and PSUs). As such, executives will only receive value from those elements to the extent that the relevant performance conditions are met, with long-term incentive values also tied to share price performance.

Pay for Performance and Incentive Awards aligned with Shareholders Interests

The alignment between pay for performance for Executive Officers and Shareholder interests is clearly demonstrated as follows:

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Annual Bonus Plan – Performance measures are substantially and directly linked to the Annual Operating Plan and achievement against those measures determines the size of the annual executive bonus award. When corporate performance is below the minimum level expected by the Board this amount could be zero. Equally, over achievement against the measures may result in payment of bonus greater than the targeted amount, up to a capped amount.

Long Term Incentive Plan – Stock Options align pay with share price performance as the compensation realised is based solely on share price appreciation. PSUs deliver compensation value to executives by tying the vesting of PSUs (i.e. ability to receive value from units) to the extent that performance measures related to key business objectives are met, while the value of each vested unit changes in line with movements in the Corporation’s share price.

How Executive Compensation is Determined

The CGCC reviews and approves executive officers’ benefit policies and compensation plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the CGCC:

●	Approves and recommends to the Board the appointment of our executive officers;
●	Reviews and approves the amount and form of their compensation, their development and succession plans, and any significant organizational or executive management changes;
●	Retains independent compensation consultants for professional advice and as a source of competitive market information. In 2015, the CGCC continued to retain Towers Watson to provide independent advice related to various executive compensation matters;

●	Determines the annual compensation, sets the performance conditions relating to the annual bonus and long-term incentives, and determines the actual bonus payments in relation to our President and CEO. The President and CEO is not a member of the CGCC and does not participate in the portions of the CGCC discussions that relate directly to his personal compensation;

●	Seeks the advice and recommendations of our President and CEO with respect to the compensation of our other executive officers including setting annual compensation, approving performance conditions and targets for short-and long-term incentive awards, and proposed long-term incentive awards and actual bonus payments; and

●	Ensures 100% of CGCC (Corporate Governance & Compensation Committee) meetings include an in-camera session, and our CGCC is advised by independent compensation counsel.

Annual Salary

The CGCC approves the annual salary of our executive officers. Salary guidelines and adjustments for our executive officers are considered with reference to:

(a)	compensation benchmarking as set out above;

(b)	the experience and qualifications of each executive officer;

(c)	the individual performance of each executive officer; and

(d)	the scope of responsibilities of each executive officer.

In 2015, there was no annual salary increase for the President and CEO, or other Named Executive Officers.

Annual Bonus for Executive Officers

In 2015, the annual target bonus for was set at 80% of base salary for Mr. MacEwen and 60% of salary for each of Mr. Guglielmin, Mr. Guzy, Mr. Cass and Mr. Karaffa. The targets were initially established in 2012 based on benchmarking of our compensation arrangements as described above.

Payments relative to the annual bonus target are determined by performance against Corporate Scorecard goals and the achievement of individual objectives. The Corporate Scorecard typically includes financial

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objectives which contain a ‘”stretch” achievement component whereby 100% achievement of annual plan goals equates to 50% payout of Corporate Scorecard goals. This means that in order to achieve 100% payout against the financial targets, performance needs to be higher than the annual operating plan.

For a full discussion of annual incentive compensation for our President and CEO, see the section entitled "CEO Compensation".

Methodology for Determining Annual Incentives

The actual annual bonus for each executive officer is determined by the CGCC on the basis of the following formula:

						Corporate Scorecard Multiplier		Individual Performance Multiplier
Actual Bonus	=	Annual Base Salary	x	Target Bonus Percentage	x		x

Corporate Scorecard Multiplier

The corporate scorecard multiplier is determined on completion of each fiscal year by the CGCC and approved by the Board with reference to achievement against the corporate goals set out in a Corporate Performance Scorecard approved by the CGCC and the Board at the commencement of the year. Each corporate performance goal on the scorecard is assigned a relative weighting in terms of importance to annual performance of the Corporation. The corporate scorecard typically includes a mix of quantitative financial metrics and qualitative goals. The quantitative financial metrics typically include a threshold level of performance below which the contribution of that goal to the overall corporate scorecard multiplier is zero, and a maximum beyond which no further contribution to the corporate scorecard multiplier accrues.

For 2015, the Corporate Performance Scorecard reflected a balance of Quantitative annual goals focussed on delivery of the 2015 operating plan (60% of the scorecard) and Qualitative goals focussed on key strategic outcomes to be achieved during 2015 to better position the Corporation for longer term success (40% of the scorecard).

Component Weight	Performance Areas	Performance Highlights
Quantitative (60%)	Annual gross margin dollar contribution	Not achieved – Below minimum threshold
	Annual revenue	Not achieved – Below minimum threshold
	Annual cash flow from operations	Partially achieved
Qualitative (40%)	Quality initiatives	Substantially achieved
	Building a sustainable business platform	Partially achieved
	Executing a significant licensing deal	Over achieved

In aggregate, the Corporate Scorecard Multiplier achievement for 2015 was 42%.

Individual Performance Multiplier

The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer. Individual goals are set for individual executive officers by the CEO and reviewed by the CGCC, and are based on agreed, objective and identifiable measures related to their roles, and aligned to the corporate performance goals. An individual performance multiplier greater than 100%

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may be awarded for superior performance against these goals, with an individual performance multiplier of less than 100% being awarded for performance that does not achieve the goals.

In 2015, individual multipliers for each Executive Officer ranged from 50% to 130%. Our Executive Officers elected to receive their 2015 bonus is DSUs rather than in cash. A summary of the Executive Officers’ annual bonus payments for 2015 is as follows:

	Target Bonus	Corporate	Individual	Actual as a % of
Name	(% of salary)	Score/Multiplier	Score/Multiplier	Target
CEO	80%	42%	125%	52.5%
Other NEOs	60%	42%	50% to 130%	21% to 55%

Long Term Incentives

We provide our Executive Officers with equity-based long-term incentives through the Consolidated Share Option Plan, Market Purchase RSU Plan and the SDP (Consolidated Share Distribution Plan). Our equity-based long-term incentives typically take the form of Stock Options or PSUs (that vest after a specified time but normally only in the event that performance conditions are satisfied). These plans are designed to align Executive Officer remuneration with performance and long-term shareholder value. They serve a vital role in retaining executives as value under the plans is only received over time.

The target value of long-term incentives granted to Named Executive Officers in 2015, and the composition of long-term incentives is set out in the table below.

	Total LTI Mix (%)
Name	Target LTI	PSUs[2]	Stock
	($)		Options[1]
Mr. MacEwen	625,000	75%	25%
Mr. Guglielmin	192,000	75%	25%
Mr. Guzy	192,000	75%	25%
Mr. Cass	192,000	75%	25%
Mr. Karaffa	192,000	75%	25%
1 Converted to a number of options by dividing the dollar value by the Black-Scholes value of the option on the award date. The exercise price of these options was determined based on the closing Share price on the day prior to the award date.
2 Converted to a number of PSUs dividing the dollar value by the closing Share price on either the TSX or NASDAQ on the award date.

This element of compensation supports the Corporation’s overall compensation objectives by linking our Shareholders’ interests with those of our Executive Officers, by providing our Executive Officers with compensation that is driven by the experience of our Shareholders in terms of our share price performance, and in the case of PSUs is further tied to the achievement of performance measures. In addition, we require our Executive Officers to comply with minimum share ownership guidelines that further align them with the Shareholders’ experience.

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For 2015 the awards to our Named Executive Officers were as follows:

		Number Granted
Name	Total LTI Granted ($)		Stock
		PSUs	Options	RSUs
Mr. MacEwen	1,459,000	157,299	293,563	167,785
Mr. Guglielmin	192,000	48,322	28,743	0
Mr. Guzy	192,000	48,322	28,743	0
Mr. Cass	192,000	48,322	28,743	0
Mr. Karaffa	222,000	48,322	28,743	10,067

Mr. MacEwen was subject to a trading blackout at the time of his hire in October 2014 and therefore his new hire long term incentive equity awards were not issued until February 26, 2015.

Performance Share Units

Performance Share Units (PSUs) comprise the other 75% of the long-term incentive compensation provided to an executive. The PSUs provide for vesting of one third of the grant each year over a period of three years, subject to achievement of certain performance criteria in each year. The number of PSUs awarded to each Executive Officer is typically determined in the first quarter of each financial year, in conjunction with the determination of that executive officer’s annual bonus for the prior financial year. Vesting of PSUs may be satisfied either with Shares bought under the Market Purchase RSU Plan or by treasury shares reserved under the SDP.

In 2015, the performance criteria for PSUs were based on a tiered approach to vesting related to the three key annual financial metrics contained in the Corporate Performance Scorecard, which were (1) Gross Margin dollar contribution, (2) Annual Revenue, and (3) Cashflow from Operations, which collectively formed a PSU Scorecard. Each element was equally weighted.

PSU Scorecard	PSU Vesting
<50%	0%
≥50% and <75%	50%
≥75%	100%

Stock Options

Stock options are an integral part of each executive’s annual compensation package and are granted annually in respect of approximately 25% of the long-term incentive compensation to be provided to an executive.

Under our Option Plan:

(a)	the exercise price of each option is determined by the Board, but must not be less than the closing price per Share on the TSX or NASDAQ on the last trading day before the date the option is granted; and

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(b)	each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option on or after the first, second and third anniversary of the effective date of the option on a cumulative basis.

Vested stock options may normally be exercised for a period of seven years from the grant date (the option “term”).

Units Granted

On February 26, 2015, 350,587 PSUs were issued to the Named Executive Officers, including the President and CEO using the methodology described above. In February 2016, the Board determined, after setting the PSU Scorecard multiplier to 6% (with only the Annual Cashflow from Operations target having been partially achieved) for the purpose of determining PSU Vesting, that 0% of this year’s PSUs vested, per the terms of the PSU awards.

Vesting Awards

There was no vesting of PSUs to Shares for the Named Executive Officers, based on zero vesting of annual awards granted in 2013, 2014 and 2015, given that performance goals were not met.

	Total	Total	Number
	Number	Number	Vested as a
Grant Year	Granted	Vested	% of Granted
2013	137,295	0	0%
2014	59,652	0	0%
2015	116,861	0	0%

Restricted Share Units

The Corporation also operates a Restricted Share Unit (RSU) Plan which is ordinarily used to provide new employees and executive officers with one-time RSU awards, for example, as new hire awards. RSUs provide for vesting over periods of up to three years. Vesting of these share units may be satisfied either with Shares bought under the Market Purchase RSU Plan or by treasury based shares reserved under the SDP.

Units Granted

Mr. MacEwen received a new hire grant of RSUs upon his appointment in October 2014. However due to a trading blackout at the time of this award the RSUs were not issued until February 26, 2015. On February 26, 2015, Mr. MacEwen received the new hire grant of 167,785 RSUs, which are subject to time vesting commencing annually from his appointment in October 2014 over 3 years.

Mr. Karaffa was granted RSUs in September 2014 to assist with one-time cost differentials associated with his transition from U.S. to Canada. However, due to a trading blackout at the time of this award the RSUs were not issued until February 26, 2015. On February 26, 2015, Mr. Karaffa received the grant of 10,067 RSUs, which are subject to time vesting annually over 3 years.

CEO Compensation

Mr. MacEwen was appointed President & CEO on October 6, 2014 with a base salary set at CDN$500,000 per year.

Mr. MacEwen’s target bonus for 2015 was CDN$400,000 based on an amount equal to 80% of his annual base salary. His actual bonus for 2015 was determined by the CGCC on the basis of corporate financial and operational performance reflected in the Corporate Performance Scorecard rating, plus performance relative to his individual goals for 2015, as approved by the Board.

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Annual Bonus Performance Areas	Outcome
Corporate	Specific corporate quantitative and qualitative results are described in detail under “Corporate Scorecard Multiplier”

In 2015, the corporate score was 42% of target
Individual	Mr. MacEwen’s individual objectives for 2015 were based on:
●Building a sustainable Business Platform – Partially Achieved ●Strategic M&A – Achieved ●Cash Balance - Achieved ●Customer Engagement – Achieved ●Employee Engagement – Achieved

In 2015, Mr. MacEwen’s individual performance multiplier was 125% of target.
Overall Outcome	Mr. MacEwen’s annual bonus award was CDN$210,000 representing 52.5% of his target bonus, based on a corporate multiplier of 42% and an individual performance multiplier of 125%. Mr. MacEwen elected to receive his 2015 bonus is DSUs rather than in cash.

Long-term
Incentives	Type	Value	Features
Annual Award ($625,000)	Stock Option	$156,250	7-year term, with one-third of the options vesting at the end of each of the first three years
	PSU	$468,750	3-year vesting with performance criteria
New Hire Award ($834,000)	Stock Option	$334,000	7-year term, with one-third of the options vesting at the end of each of the first three years
	RSU	$500,000	3-year vesting, one-third on each anniversary of start date. Time-Based only

For the CEO, 67% of his target compensation is ‘at-risk’ (via the annual bonus plan and long term incentive awards). 57% of his target compensation is linked directly to performance goals (via annual bonus plan and PSUs). 41% of his target compensation is linked to the performance of the Ballard common shares (via PSUs and Stock Option grants).

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Total Target Direct	2015 Actual Direct
Compensation Mix - CEO	Compensation Elements - CEO

Note: The CEO’s 2015 actual direct compensation mix pie chart includes the one-time new hire award (RSUs and Options).

CEO Realized Pay

In 2015, actual CEO realized pay, as defined by the sum of base salary earned, annual bonus achieved plus the value of vested equity during the year equalled CDN$710,000 in total.

Perquisites

In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

Executives are eligible to receive a matching contribution by the Corporation to their RRSP, up to 50% of the maximum amount allowable under the Income Tax Act (Canada).

In 2015, Mr. MacEwen, Mr. Guglielmin, Mr. Guzy, Mr. Karaffa and Mr. Cass each received an RRSP contribution from the Corporation, equal to 50% of the maximum amount allowable under the Income Tax Act (Canada), as each of them made an equivalent personal matching contribution.

None of the Named Executive Officers currently participates in any Corporation-sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

Share Ownership Guidelines and Share Trading Policy

Our Executive Officer minimum share ownership guidelines oblige each executive officer to own a minimum number of our Shares expressed as a multiple of Base Salary as set out below.

Position	Multiple of Base Salary
President and CEO	3.0x
Other Executives	1.0x

For the purposes of this section, the "fair market value" is defined as the closing price of our Shares as listed on the TSX on the date that the Executive Officer acquired the Common Shares, or DSUs were allocated to them. All executive officers have met or are on track to meet the applicable guidelines. Executives have 5 years in which to meet these requirements.

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Executives and directors are not permitted to hedge the market value of the Corporation securities granted to them as compensation or otherwise held, directly or indirectly, by them.

Compensation Risk Considerations

The CGCC and Board believe that the risk associated with our compensation practices is relatively low. Given the increased emphasis placed on ensuring that compensation practices do not encourage behaviours that expose the corporation to greater risk, the CGCC and Board continue to monitor this issue closely.

The CGCC and Board consider the risks associated with the Corporation’s compensation policies and practices are mitigated by:

●	its evaluation of the impact of each compensation component on management behaviour:

○	total compensation levels are set relative to median of a peer group of companies that are broadly comparable to the Corporation
○	base salary is set relative to median and at levels which the CGCC considers unlikely to create inappropriate risks;
○

for short term cash incentives, the potential risks are evaluated as low as the plan uses multiple metrics in the Corporate Multiplier, both quantitative and qualitative (described above) and maximum earnings available under each component of the plan are capped;

○	the use of long-term incentives themselves minimizes short-term or inappropriate risk-taking by linking value to long-term share price performance, and
○

the long-term equity-based incentive programs are evaluated as low risk in structure, in part due to the mix of PSU and Option awards with overlapping terms and vesting / performance periods, and / or performance based vesting conditions that are generally consistent with public company risks;

●

ensuring the CGCC and Board mandates reflect appropriate accountabilities, oversight and controls on the Corporation’s compensation policies and practices, especially as they relate to executive compensation; and

●

working with management and/or external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

The CGCC and Board have not identified any risks arising from the compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Advisors to the Corporate Governance & Compensation Committee

Towers Watson has been retained by the CGCC since 2008 to provide executive compensation benchmarking and general executive compensation, equity plan and Board compensation advisory services. In 2015, Towers Watson provided significant input into the review of the new LTI approach, including the new PSU principles outlined earlier.

The following table sets out the fees paid to Towers Watson during each of the two most recently completed financial years:

	Compensation-Related	All Other Fees
	Fees
2015	$56,062	Nil
2014	$10,194	Nil

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Performance Graph

The following graph compares the total cumulative return to a Shareholder who invested $100 in our Shares on December 31, 2010, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years. NASDAQ data was selected because the majority of trading of Ballard’s shares (typically >75%) occurs on this exchange.

(Dec 31)	2010	2011	2012	2013	2014	2015
	($)	($)	($)	($)	($)	($)
Ballard	100	72	41	101	132	104
NASDAQ	100	98	114	157	179	189
Composite Index

The trend shown by this graph does not reflect the trend in the Corporation’s compensation to its Named Executive Officers.

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Executive Compensation Tables

The following table summarizes the compensation paid for the fiscal years ended on December 31, 2013, December 31, 2014 and December 31, 2015 to our Named Executive Officers.

Summary Compensation Table
				Long-Term Incentives
					Option-
				Share-Based	Based	All Other	Total
Name and Principal		Salary(2)	Bonus(3)(4)	Awards(5)	Awards(6)	Compensation(7)	Compensation
Position	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)
R. Randall MacEwen(1)	2015	500,000	210,000	968,750	490,250	98,069	2,267,069
President and Chief	2014	117,808	0	0	0	108,958	226,766
Executive Officer	2013	0	0	0	0	0	0
Tony Guglielmin	2015	318,000	104,177	144,000	48,000	33,326	647,503
Vice President and Chief	2014	316,663	43,909	222,500	57,500	36,010	676,582
Financial Officer	2013	310,000	157,635	167,500	48,750	31,533	715,418
Paul Cass	2015	292,000	51,509	144,000	48,000	30,188	565,697
Vice President and Chief	2014	287,488	25,469	222,500	57,500	29,625	622,582
Operations Officer	2013	265,000	89,835	167,500	48,750	29,959	601,044
Christopher J. Guzy	2015	318,000	84,143	144,000	48,000	36,297	630,440
Vice President and Chief	2014	316,663	35,127	222,500	57,500	39,344	671,134
Technical Officer	2013	310,000	136,617	167,500	48,750	43,443	706,310
Steven Karaffa	2015	318,000	40,068	174,000	48,000	41,600	621,668
Vice President and Chief	2014	327,580	23,532	193,760	336,000	28,638	909,510
Commercial Officer	2013	0	0	0	0	0	0

(1)	Mr. MacEwen was appointed President and Chief Executive Officer as of October 6, 2014. He is also a director, but receives no compensation for his service as a director.

(2)	Salary of each of the Named Executive Officers was paid in Canadian dollars, with the exception of Mr. Karaffa’s compensation for 2014, which was paid in part in United States dollars. The portion paid in United States dollars was converted into Canadian dollars using the Bank of Canada noon rate of exchange on December 31, 2015. The United States dollar amounts for 2015 were US$361,272, US $229,769, US$210,983, US$229,769, and US$229,769 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2014 were US$85,121, US$228,803, US$207,723, US$228,803, and US$236,690 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2013 were US$0, US$223,988, US$191,474, US$223,988, and US$0 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2015.

(3)	In 2015 and 2013, the bonus for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa was issued as DSUs, while in 2014, the bonus was paid in cash (see footnote 4 below). The DSU amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX on the date of issuance of the award. The number of DSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX on the date of issuance). The number of DSUs issued to Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa in respect of the fiscal years ended December 31, 2015 and 2013 is as follows:

Bonus
			Fair Market Value
		DSUs	of a Share	Total
Named Executive Officer	Year	(#)	(CDN$)(A)	(CDN$)(B)
R. Randall MacEwen	2015	116,667	1.80	210,000
	2013	0	0	0
Tony Guglielmin	2015	57,876	1.80	104,177
	2013	42,261	3.73	157,635
Paul Cass	2015	28,616	1.80	51,509
	2013	24,084	3.73	89,835
Christopher J. Guzy	2015	46,746	1.80	84,143
	2013	36,627	3.73	136,617
Steven Karaffa	2015	22,260	1.80	40,068
	2013	0	0	0

(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the DSUs on the TSX on the date of issuance.

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(B)	The United States dollar amounts for 2015 were US$151,734, US$75,272, US$37,217, US$60,797, and US$28,951 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2013 were US$0, US$113,898, US$64,910, US$98,712, and US$0 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2015.

(4)	In 2014, the bonus of each of the Named Executive Officers was paid in Canadian dollars. The corresponding United States dollar amounts for 2014 were US$0, US$31,726, US$18,402, US$25,381, and US$17,003 for Messrs. MacEwen, Guglielmin, Cass, Guzy and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2015.

(5)	Represents the total fair market value of PSUs/RSUs issued to each Named Executive Officer during the 2015, 2014, and 2013 fiscal years. This amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award. Fair value is determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value) is recorded as compensation expense in the statement of operations over vesting periods of one to three years. There is no difference in Canadian dollars between the grant date fair market value of the award and the accounting fair value.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of PSUs with the remaining 25% being awarded in the form of stock options in 2015. In 2014, approximately 50-80% of this amount is awarded in the form of PSUs with the remaining 20-50% being awarded in the form of stock options. In 2013, approximately 75-90% of this amount is awarded in the form of PSUs with the remaining 10-25% being awarded in the form of stock options. The number of PSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX and NASDAQ on the date of issuance). The number of PSUs/RSUs issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013 is as follows:

Share-Based Awards
				Fair Market Value
Named Executive			PSUs/RSUs	of a Share	Total
Officer	Year		(#)	(CDN$)(C)	(CDN$)(D)
R. Randall MacEwen	2015	(A)	325,084	2.98	968,750
	2014		0	0	0
	2013		0	0	0
Tony Guglielmin	2015		48,322	2.98	144,000
	2014		59,651	3.73	222,500
	2013		137,295	1.22	167,500
Paul Cass	2015		48,322	2.98	144,000
	2014		59,651	3.73	222,500
	2013		137,295	1.22	167,500
Christopher J. Guzy	2015		48,322	2.98	144,000
	2014		59,651	3.73	222,500
	2013		137,295	1.22	167,500
Steven Karaffa	2015	(B)	58,389	2.98	174,000
	2014		41,791	4.64	193,760
	2013		0	0	0

(A)	Included in the PSUs/RSUs issued to Mr. MacEwen in 2015 was a $500,000 grant of 167,785 RSUs (time vested only), which represented a new hire grant upon his appointment in October 2014. Mr. MacEwen was subject to a trading blackout at the time of this award and therefore the RSUs were not issued until February 26, 2015.

(B)	Included in the PSUs/RSUs issued to Mr. Karaffa in 2015 was a $30,000 grant of 10,067 RSUs (time vested only) to assist with one-time cost differentials associated with his transition from U.S. to Canada in September 2014. Mr. Karaffa was subject to a trading blackout at the time of this award and therefore the RSUs were not issued until February 26, 2015.

(C)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the PSUs/RSUs on the TSX on the date of issuance with the exception of RSUs issued to Mr. Karaffa in 2014, which have been calculated using the United States dollar closing price of the Shares underlying the RSUs on the NASDAQ on the date of issuance (US$3.35). The United States dollar amount was converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2015.

(D)	The United States dollar amounts for 2015 were US$699,964, US$104,046, US$104,046, US$104,046, and US$125,723 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2014 were US$0, US$160,766, US$160,766, US$160,766, and US$140,000 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2013 were US$0, US$121,026, US$121,026, US$121,026, and US$0 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2015.

(6)	Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 4 years, expected volatility of 77% and risk free interest rate of 1% for 2015; expected life of 4 years, expected volatility of 68% and risk free interest rate of 1% for 2014; and expected life of 5 years, expected volatility of 63% and risk free interest rate of 1% for 2013. Accounting fair value is recorded as compensation expense in the statement of

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operations over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value).

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of PSUs with the remaining 25% being awarded in the form of stock options in 2015. In 2014, approximately 50-80% of this amount is awarded in the form of PSUs with the remaining 20-50% being awarded in the form of stock options. In 2013, approximately 75-90% of this amount is awarded in the form of PSUs with the remaining 10-25% being awarded in the form of stock options. The number of stock options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance). The number of stock options issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013 is as follows:

Option-Based Awards
				Black-Scholes Value of
			Shares Under	Shares Underlying Options
			Options	on Date of Grant	Fair Market Value
Named Executive Officer	Year		(#)	(CDN$/Share)(B)	(CDN$))(C)
R. Randall MacEwen	2015	(A)	293,563	1.67	490,250
	2014		0	0	0
	2013		0	0	0
Tony Guglielmin	2015		28,743	1.67	48,000
	2014		29,947	1.92	57,500
	2013		75,000	0.65	48,750
Paul Cass	2015		28,743	1.67	48,000
	2014		29,947	1.92	57,500
	2013		75,000	0.65	48,750
Christopher J. Guzy	2015		28,743	1.67	48,000
	2014		29,947	1.92	57,500
	2013		75,000	0.65	48,750
Steven Karaffa	2015		28,743	1.67	48,000
	2014		175,000	1.92	336,000
	2013		0	0	0

(A)	Included in the stock options issued to Mr. MacEwen in 2015 was a grant of 200,000 stock options, which represented a new hire grant upon his appointment in October 2014. Mr. MacEwen was subject to a trading blackout at the time of this award and therefore the stock options were not issued until February 27, 2015.

(B)	The fair market value of a Share has been calculated based on the Black-Scholes valuation model using the Canadian dollar closing price of the Shares underlying the options on the TSX on the date of issuance.

(C)	The United States dollar amounts for 2015 were US$354,227, US$34,683, US$34,683, US$34,683, and US$34,683 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2014 were US$0, US$41,545, US$41,545, US$41,545, and US$242,775 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2013 were US$0, US$35,224, US$35,224, US$35,224, and US$0 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2015.

(7)	All Other Compensation was paid in Canadian dollars. The United States dollar amounts for 2015 were US$70,858, US$24,079, US$21,812, US$26,226, and US$30,057 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2014 were US$78,727, US$26,019, US$21,405, US$28,428, and US$20,693 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The United States dollar amounts for 2013 were US$0, US$22,784, US$21,647, US$31,389, and US$0 for Messrs. MacEwen, Guglielmin, Cass, Guzy, and Karaffa, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2015.

The value of the items included in this amount was based on the aggregate incremental cash cost to the Corporation. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

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All Other Compensation
		Retirement Benefits
		(RRSP / 401k /
Named Executive		Defined Benefits)	Insurance Premiums	Other(A)	Total
Officer	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)
R. Randall MacEwen	2015	12,465	1,188	84,416	98,069
	2014	5,354	198	103,406	108,958
	2013	0	0	0	0
Tony Guglielmin	2015	12,465	1,077	19,784	33,326
	2014	12,135	1,059	22,816	36,010
	2013	11,910	1,075	18,548	31,533
Paul Cass	2015	12,465	1,284	16,439	30,188
	2014	12,135	1,023	16,467	29,625
	2013	11,910	1,075	16,974	29,959
Christopher J. Guzy	2015	12,465	1,077	22,755	36,297
	2014	12,135	914	26,295	39,344
	2013	11,910	1,075	30,458	43,443
Steven Karaffa	2015	12,465	1,077	28,058	41,600
	2014	13,112	326	15,200	28,638
	2013	0	0	0	0

(A)	Includes automobile allowances, temporary living and travel allowances, financial planning services and medical and health benefits. For Mr. MacEwen, other compensation in 2014 also includes a $100,000 payment in lieu of bonus.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2015.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2015)

	Option-Based Awards					Share-Based Awards
					Value of		Market or Payout
	Number of Securities		Option		Unexercised In-	Number of	Value of PSUs/RSUs
	Underlying		Exercise		The-Money	PSUs/RSUs That	That Have Not
Named Executive	Unexercised Options		Price(1)	Option	Options(2)	Have Not Vested	Vested(3)
Officer	(#)		(CDN$)	Expiration Date	(CDN$)	(#)	(CDN$)
R. Randall	200,000	(5)	2.98	Feb. 27, 2022	0	269,156	578,685
MacEwen	93,563	(4)	2.98	Feb. 27, 2022	0
Tony Guglielmin	103,448		2.10	Mar. 9, 2018	5,172	133,855	287,788
	60,674		1.69	Feb. 24, 2019	27,910
	75,000	(6)	1.22	Mar. 8, 2020	46,500
	29,947	(7)	3.73	Feb. 27, 2021	0
	28,743	(4)	2.98	Feb. 27, 2022	0
Paul Cass	103,448		2.10	Mar. 9, 2018	5,172	133,855	287,788
	60,674		1.69	Feb. 24, 2019	27,910
	75,000	(6)	1.22	Mar. 8, 2020	46,500
	29,947	(7)	3.73	Feb. 27, 2021	0
	28,743	(4)	2.98	Feb. 27, 2022	0
Christopher J. Guzy	20,225		1.69	Feb. 24, 2019	9,304	133,855	287,788
	50,000	(8)	1.22	Mar. 8, 2020	23,250
	29,947	(7)	3.73	Feb. 27, 2021	0
	28,743	(4)	2.98	Feb. 27, 2022	0
Steven Karaffa	175,000	(9)	4.64	Feb. 27, 2021	0	86,250	185,690
	28,743	(4)	2.98	Feb. 27, 2022	0

(1)	All figures are in Canadian dollars.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX or NASDAQ as at December 31, 2015, and the exercise price of the option. Where the difference is a negative number, the value is deemed to be 0.

(3)	This amount is calculated by multiplying the number of PSUs/RSUs that have not vested by the closing price of the Shares underlying the PSUs/RSUs on the TSX or NASDAQ as at December 31, 2015.

Such amounts may not represent the actual value of the PSUs/RSUs which ultimately vest, as the value of the Shares underlying the PSUs/RSUs may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would be not be feasible for the Corporation to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, the Corporation has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Unvested options.

(5)	Comprising 66,666 vested and 133,334 unvested options.

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(6)	Comprising 50,000 vested and 25,000 unvested options.

(7)	Comprising 9,982 vested and 19,965 unvested options.

(8)	Comprising 25,000 vested and 25,000 unvested options.

(9)	Comprising 58,333 vested and 116,667 unvested options.

The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2015 by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year
(2015)

	Option-Based Awards –		Non-equity incentive plan
	Value Vested During the	Share-Based Awards – Value	compensation – Value earned
	Year(1)	Vested During the Year(2)	during the year
Named Executive Officer	(CDN$)	(CDN$)	(CDN$)
R. Randall MacEwen	0	110,178	0
Tony Guglielmin	76,383	0	0
Paul Cass	76,383	0	0
Christopher J. Guzy	76,383	0	0
Steven Karaffa	0	45,499	0

(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the TSX or NASDAQ on the vesting date and the exercise price of the options on the vesting date.
(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX or NASDAQ on the vesting date.

The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 290,620.

Summaries of the Corporations’ Option Plan and SDP are provided in Appendix “B” and “C”, respectively.

As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2015, there were 756,971 PSUs/RSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these RSUs will be determined by the Board at the appropriate time, and they are set to vest (subject to the terms of the Consolidated Share Distribution Plan or Market Purchase RSU Plan) as follows:

Named Executive Officer	Number of PSUs/RSUs That Have Not Vested	Vesting Date
R. Randall MacEwen	52,433	February 26, 2016
	55,929	October 6, 2016
	52,433	February 26, 2017
	55,928	October 5, 2017
	52,433	February 25, 2018

Tony Guglielmin	35,991	February 26, 2016
	45,765	March 6, 2016
	19,884	February 25, 2017
	16,107	February 26, 2017
	16,108	February 25, 2018

Paul Cass	35,991	February 26, 2016
	45,765	March 6, 2016
	19,884	February 25, 2017
	16,107	February 26, 2017
	16,108	February 25, 2018

Christopher J. Guzy	35,991	February 26, 2016
	45,765	March 6, 2016
	19,884	February 25, 2017
	16,107	February 26, 2017
	16,108	February 25, 2018

Steven Karaffa	33,393	February 26, 2016
	13,931	February 25, 2017
	19,463	February 26, 2017
	19,463	February 25, 2018

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PENSION PLAN BENEFITS

None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

The annual salary paid to each of our Named Executive Officers under their employment agreements for 2015 was as follows: Mr. MacEwen received CDN$500,000 Mr. Guglielmin received CDN$318,000; Mr. Cass received CDN$292,000; Mr. Guzy received CDN$318,000; and Mr. Karaffa received CDN$318,000.

Pursuant to these employment agreements, a Named Executive Officer’s employment terminates immediately, without any required period of notice or payment in lieu thereof, for just cause, upon the death of the executive, or if the executive does not renew any required work permits. In every other circumstance for Mr. MacEwen, Mr. Guglielmin, Dr. Guzy, Mr. Cass and Mr. Karaffa, other than one following a change of control, we are required to provide notice of 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period.

All of the employment contracts for the Named Executive Officers include a "double-trigger" in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within two years following the date of a change of control, the executive is entitled to a payment equivalent to payment in lieu of a 24 month notice period. For these purposes, a "change of control" under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;

(b)	the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the Shareholders for election to the Board by a majority of the Directors;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or

(d)	Ballard is involved in any business combination that results in Ballard’s Shareholders owning less than one-half of the voting shares of the combined entity.

In addition, Mr. MacEwen’s contract includes a clawback provision allowing the Corporation to recover incentive payments made in the event of the Corporation’s financial statements being materially restated as a result of wilful misconduct or fraud. In 2016, the Corporation intends to revise the employment agreements for its executive officers to include similar clawback provision.

Equity-Based Compensation Plans

The Option Plan provides that, if a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period). In the event of termination other than for just

49

cause, the CEO has the discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard and to accelerate the vesting of unvested options that would have otherwise vested during that period in the next year (in effect, enabling the continuance of the options during a notice period).

All Ballard PSUs/RSUs awarded under either the SDP or the Market Purchase RSU Plan expire on the last day on which the participant works for Ballard or any of its subsidiaries (other than by reason of death/disability or being retired).

DSUs will be redeemed for Shares under the SDP by no later than December 31 of the first calendar year commencing after the holder’s employment with Ballard and its subsidiaries is terminated, except in the case of US holders, whose DSUs will be redeemed for Shares approximately 6 months after termination of employment.

The Option Plan provides for the accelerated vesting of options upon a change of control, which is defined as:

(a)	a person making a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Ballard’s shares and in respect of which the Board approves the acceleration of options;

(b)	any person or persons acting in concert acquiring at least two-thirds of the outstanding Shares;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;

(d)	Ballard joins in any business combination that results in Ballard’s Shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or

(e)	any other transaction, a consequence of which is to privatize Ballard is approved by Ballard security holders or, if such approval is not required, is approved by Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

Under the SDP and the Market Purchase RSU Plan, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of the restriction period applicable to PSUs/RSUs such that holders will become immediately entitled to receive Shares in respect of their PSUs/RSUs (subject to satisfaction of any performance criteria or other conditions specified in the award).

The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive if on December 31, 2015: their employment was terminated without just cause; a change of control occurred; or, their employment was terminated without just cause and that termination occurred following a change in control.

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	Triggering Event (as of December 31, 2015)
			Termination of Employment
Named Executive Officer	Termination of Employment (2)	Change of Control (3)	following Change of Control
	(CDN$)(1)	(CDN$)(1)	(CDN$)(1)
R. Randall MacEwen
Severance	$975,000	$0	$1,800,000
Other benefits	$40,535	$0	$99,834
Accelerated vesting	$0	$578,683	$0
Total	$1,015,535	$578,683	$1,899,834
Tony Guglielmin
Severance	$720,800	$0	$1,017,600
Other benefits	$47,212	$0	$91,652
Accelerated vesting	$0	$390,621	$0
Total	$768,012	$390,621	$1,109,252
Christopher J. Guzy
Severance	$932,800	$0	$1,017,600
Other benefits	$66,471	$0	$97,514
Accelerated vesting	$0	$334,288	$0
Total	$999,271	$334,288	$1,115,114
Paul Cass
Severance	$661,867	$0	$934,400
Other benefits	$42,766	$0	$85,376
Accelerated vesting	$0	$390,621	$0
Total	$704,633	$390,621	$1,019776
Steven Karaffa
Severance	$551,200	$0	$1,017,600
Other benefits	$45,023	$0	$90,047
Accelerated vesting	$0	$185,438	$0
Total	$596,223	$185,438	$1,107,647

(1)	All values are in Canadian dollars.

(2)	Based on accrued service to December 31, 2015.

(3)	All options and PSUs/RSUs vest immediately upon a change of control. Value shown equals, in the case of PSUs/RSUs, the price of the underlying Shares on December 31, 2015 multiplied by the number of PSUs/RSUs. Value shown in the case of Options is the difference between the market price on December 31, 2015 and the exercise price for options, for those options where the market price on that date is greater than the exercise price.

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DIRECTOR COMPENSATION

Our CGCC is responsible for determining compensation for our Directors.

We remunerate directors who are not executive officers for services to the Board, committee participation and special assignments. The following table describes the compensation of independent directors in 2015:

2015 Compensation Elements	CDN$
Annual Retainer (Non-Executive Chair of the Board)	$140,000
Annual Retainer (Director)	$65,000
Annual Retainer (Committee Chairs)	$10,000
Board or Committee Meeting Attendance Fee (per meeting)	$1,500

At the discretion of the Chair, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board or committees.

Directors are also reimbursed for travel and other reasonable expenses incurred in connection with fulfilling their duties. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of CDN$2,250, in recognition of the additional time required to travel to and from the meeting or meetings.

In 2015, the following compensation was paid to the directors:

Compensation
			Board and
		Committee	Committee	Total
	Board Retainer	Retainer	Attendance Fees	Compensation
Director	(CDN$)	(CDN$)	(CDN$)	(CDN$) (1)
Ian A. Bourne	140,000	N/A	N/A	140,000
Douglas P. Hayhurst	65,000	0	30,000	95,000
Edwin J. Kilroy	65,000	10,000	30,000	105,000
Marty Neese (1)	5,417	0	1,500	6,917
Jim Roche (2)	48,750	0	22,500	71,250
Carol M. Stephenson	65,000	10,000	33,000	108,000
David B. Sutcliffe	65,000	0	34,500	99,500
Ian Sutcliffe	65,000	0	31,500	96,500

1. Mr. Neese joined the board effective December 4, 2015
2. Mr. Roche joined the board effective April 1, 2015

The Chair received his annual retainer 50% in cash and 50% in DSUs, with the other directors receiving Committee Chair fees 100% in DSUs and annual retainer fees approximately 40% in cash and 60% in DSUs (with the individual choice to elect to receive a greater portion in DSUs). Directors can elect to receive 100% of their retainer in DSUs annually in support of their share ownership targets.

Directors are entitled to participate in the deferred share unit section for directors (the "DSU Plan for Directors") in the SDP. Each DSU is convertible into one Share. The number of DSUs to be credited to a Director is determined quarterly by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any

52

country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. For the Directors, DSUs are credited to an account maintained for each eligible person by Ballard at the time specified by the Board (DSUs are granted in equal instalments over the course of a year, at the end of each quarter). However, a DSU is not redeemed until the Director leaves the Board, and its value on redemption will be based on the value of our Shares at that time. The SDP or any successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for Directors.

Directors have not been issued any stock options in the last 5 years, and there is no current intention to do so in the future.

2015 Board Compensation Review

The objective of the CGCC is to ensure that the annual retainer paid to Directors is sufficient to allow the Corporation to attract and retain candidates with an appropriate level of skill and expertise as has been the case in the past. As a result, the CGCC seeks to provide compensation for directors at approximately the 50th percentile of its comparator group of North American companies. The committee retains independent compensation consultants (Towers Watson) for professional advice and as a source of competitive market information.

New Program for 2016

During 2015, the CGCC reviewed the Director Compensation program from the viewpoint of best governance trends and practices, the Board/Committee model currently employed at Ballard and the appropriate level of compensation for Directors as compared to the comparator group. As a result a new structure contemplating an all-in, flat annual retainer was approved, effective January 1, 2016 as follows:

●	Flat Fee Structure for Board Chair. Level set at CDN$150,000 per annum.
●	Annual Flat Fee Structure for directors. No additional meeting attendance fees for board or committee meetings.
●	Annual flat fee retainer of CDN$90,000 per director.
●	Additional annual retainer fees for committee chairs. Level set at CDN$15,000.
●	All retainer fees are paid in CAD$, regardless of director’s country of residence.
●	Retainers are paid 50% in DSUs and 50% in cash. Directors can elect to take their fees up to 100% in the form of DSUs annually in support of their share ownership targets.
●	The period over which share ownership targets must be met (remaining at 3x annual retainer) was increased from 5 years to 6 years, recognizing the higher retainer level multiple to be achieved.

2016 Compensation Elements	CDN$
Annual Retainer (Non-Executive Chair of the Board)	$150,000
Annual Retainer (Director)	$90,000
Annual Retainer (Committee Chairs)	$15,000

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INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our non-executive directors that are outstanding as of December 31, 2015.

In 2003, we ceased the practice of annual grants of share options to our independent Directors.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2015)

	Option-Based Awards
	Number of Securities			Value of Unexercised
	Underlying	Option Exercise Price(1)	Option Expiration	In-The-Money
Name	Unexercised Options	(CDN$)	Date	Options(2) (CDN$)
Ian A. Bourne	0	—	—	—
Doug Hayhurst	0	—	—	—
Edwin J. Kilroy	0	—	—	—
Marty Neese	0	—	—	—
Jim Roche	0	—	—	—
Carol Stephenson	0	—	—	—
David B. Sutcliffe	0	—	—	—
Ian Sutcliffe	0	—	—	—

(1)	All figures are in Canadian dollars.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 31, 2015, and the exercise price of the option. Where the difference is a negative number the value is deemed to be 0.

No incentive plan awards vested for, or were earned by, our Directors during the year ended December 31, 2015.

Directors are not permitted to hedge the market value of the Corporation securities they hold.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of December 31, 2015, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

Number of Securities Remaining
	Number of Securities to be	Weighted -Average Exercise	Available for Future Issuance
	Issued Upon Exercise of	Price of Outstanding	Under Equity Compensation
	Outstanding Options,	Options, Warrants and	Plans excluding securities
	Warrants and Rights (#)	Rights (CDN$)	reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity-based compensation plans approved by security holders	6,935,424(1)	2.31	8,748,294
Equity-based compensation plans not approved by security holders	Nil	N/A	N/A
Total	6,935,424	2.31	8,748,294

(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the "DSU Plans") will be satisfied with Shares reserved under the SDP or any successor plan.

For a detailed description of our equity-based compensation plans, see Appendix "B" and "C" of this Management Proxy Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of our knowledge, no informed person, proposed director or person who has been a director or executive officer of the Corporation (or any associate of affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular.

54

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 15, 2016, our current or former directors, officers and employees have no outstanding indebtedness to the Corporation, its subsidiaries or to any other entity and which is guaranteed by the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately US$235,000 for 2015 and US$226,000 for 2014. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$30 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of US$0 to US$200,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

Additional information relating to us is included in the following public filings, which are incorporated by reference (the "Incorporated Documents") into, and form an integral part of, this Management Proxy Circular:

●	Annual Information Form dated February 25, 2016;
●	Audited Annual Financial Statements for the year ended December 31, 2015 together with the auditors’ report thereon; and
●	Management's Discussion and Analysis for the year ended December 31, 2015.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com or www.sec.gov, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

Any Shareholder who intends to present a proposal at our 2016 annual Shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to Shareholders for that meeting, the proposal:

●	must be received by us no later than January 13, 2017; and
●	must comply with the requirements of section 137 of the Canada Business Corporations Act; or if the Continuation Proposal passes, the requirements of section 188 of the Business Corporations Act (British Columbia).

We are not obligated to include any shareholder proposal in our proxy materials for the 2016 annual Shareholders’ meeting if the proposal is received after the January 13, 2017 deadline.

55

APPROVAL BY THE BOARD

Our Board has approved the contents and the sending of this Management Proxy Circular to the Shareholders of the Corporation.

BY ORDER OF THE BOARD

"Kerry Hillier"

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

Dated: April 15, 2016

56

DEFINED TERMS

In this Management Proxy Circular:

"Ballard", "Corporation", "we", "us" and "our" refer to Ballard Power Systems Inc.

"Beneficial Shareholders" means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

"Board" means the board of directors of Ballard.

"CDN$" refers to Canadian currency.

"CBCA" means the Canadian Business Corporations Act.

"Equity-based Compensation Plans" means the Option Plan and the SDP.

"DSU" means deferred share unit.

"$" or "dollars" refer to United States currency unless specifically stated otherwise.

"Meeting" means the 2016 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

"NASDAQ" means the NASDAQ Global Market.

"Option Plan" means the Corporation’s consolidated share option plan, the principal terms of which are set out in Appendix "B".

"PSU" means restricted share unit subject to time and performance vesting criteria.

"Record Date" means 5:00 p.m. Pacific Daylight Time on April 15, 2016.

"Registered Shareholders" means registered holders of our Shares on the Record Date.

"RSU" means restricted share unit subject to time vesting only.

"SDP" means the Corporation’s consolidated share distribution plan, the principal terms of which are set out in Appendix "C".

"SEC" means the U.S. Securities and Exchange Commission.

"Shares" means common shares without par value in the capital of Ballard.

"TSX" means the Toronto Stock Exchange.

"US$" refers to United States currency.

57

APPENDIX "A"
BOARD MANDATE

PURPOSE

The board of directors (the "Board") is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions. In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a Board member.

COMPOSITION

A.	As stated in the Articles of the Corporation, the Board will be composed of no fewer than five and no more than fifteen directors.

B.	The Board will have a majority of independent directors.

C.	The Board will appoint its own Chair.

MEETINGS

D.	Meetings of the Board will be held as required, but at least four times a year.

E.	The Board will appoint its own Secretary, who need not be a director. The Secretary, in conjunction with the Chair of the Board, will draw up an agenda, which will be circulated in advance to the members of the Board along with the materials for the meeting. The Secretary will be responsible for taking and keeping the Board’s meeting minutes.

F.	As set out in the By-laws of the Corporation, meetings will be chaired by the Chair of the Board, or if the Chair is absent, by a member chosen by the Board from among themselves.

G.	If all directors consent, and proper notice has been given or waived, a director or directors may participate in a meeting of the Board by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by any such means is deemed to be present at that meeting.

H.	The Board will conduct an in-camera session excluding management at the end of each Board meeting.

I.	A majority of directors constitute a quorum.

J.	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.

DUTIES AND RESPONSIBILITIES

K.	Selection of Management

The Board is responsible for appointing the Chief Executive Officer ("CEO"), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the Corporate Governance & Compensation Committee, the Board is also responsible for appointing all officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

L.	Corporate Strategy

The Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors throughout the year the progress made against these goals.

In addition, the Board approves key transactions, which have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board before completion.

M.	Fiscal Management and Reporting

The Board monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with generally accepted accounting principles. The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations. In the spring of each year, the Board reviews and approves the Annual Report, which is sent to shareholders of the Corporation and describes the achievements and performance of the Corporation for the preceding year.

N.	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

O.	Statutory Requirements

The Board is responsible for approving all matters, which require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

P.	Formal Board Evaluation

The Board, through a process led by the Corporate Governance& Compensation Committee, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Chair of the Board. The Corporate Governance & Compensation Committee reviews the results of such evaluation and together with the Chair of the Board, discusses potential ways to improve Board effectiveness. The Corporate Governance & Compensation Committee discusses the results of the evaluation and the recommended improvements with the full Board. The Board also sets annual effectiveness goals and tracks performance against those goals. In addition, each individual director’s performance is evaluated and reviewed regularly.

Q.	Risk Management

The Board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The Board is also responsible for the integrity of the Corporation’s internal controls and management information systems.

R.	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback. This is achieved through a semi-annual presentation of an investor relations report, which contains a summary of the feedback and common enquiries received from shareholders, as well as a Board e-mail address, which has been set up for the public to submit messages to the Board.

APPENDIX "B"
DESCRIPTION OF OPTION PLAN

All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan.

As of April 15, 2016, the total number of Shares issued and reserved and authorized for issue under the Option Plan was 6,373,486 Shares, representing 4.1% of the issued and outstanding Shares as that date.

The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

The Option Plan limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX on the last trading day before the date the option is granted.

Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

If an "accelerated vesting event" occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Shares; (b) any person or persons acting in concert acquire at least two-thirds of Shares; (c) there is a disposition of all or substantially all of Ballard’s assets; (d) Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

The Option Plan also contains a "double trigger" in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and

(b)	if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

	(i)	because of his or her death, for one year after the optionee dies;

	(ii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or

(iii)	other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

In the event that the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iv) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

In the event that an optionee becomes "totally disabled" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

Similarly, if an optionee becomes "retired" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the term, termination, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction in the exercise price of an option or the cancellation and reissuance of options;

	(iii)	an extension of the expiry date of an outstanding option;

	(iv)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(v)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000;

	(vi)	permitting options to be transferable or assignable other than for normal course estate settlement purposes; or

(vii) a change to the amendment provisions of the plan;

(c)	the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)	any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re-gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non- employee director participation;

(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX "C"
DESCRIPTION OF SDP

The SDP is a single plan divided into the following three principal sections:

1.	A deferred share unit section for senior executives (the "DSU Plan for Executive Officers"). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in Shares.

2.	A deferred share unit section for directors (the "DSU Plan for Directors"). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in Shares or cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

3.	A restricted share unit section (the "RSU Plan"). All employees (excluding non-executive directors) are eligible to participate in the RSU Plan.

The vesting of RSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each RSU is convertible into one Share, which will be issued under the SDP.

A "double trigger" is included in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of an RSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of RSUs to assist the holder to tender into the take-over bid.

In addition, the Board has the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event.

If any performance criteria or other conditions specified in an award of RSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the RSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those RSUs.

All RSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries except that,

(a)	in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into Shares; and

(b)	if the participant is retired, the vesting of RSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

RSUs cannot be assigned other than by will or the laws of descent and distribution.

Under the SDP, the Board can elect to satisfy the conversion of RSUs through Ballard Shares purchased on the open market.

As of April 15, 2016, the total number of Shares issued and reserved and authorized for issue under the SDP was 1,539,591 Shares, representing 1.0% of the issued and outstanding Shares as of April 10, 2015.

The SDP limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

The SDP does not limit the number of DSUs that can be issued to executive officers.

The SDP does not limit the number of RSUs that can be issued to any one participant.

Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any RSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(c)	amendments to the definitions and other amendments of a clerical nature;

(d)	amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or RSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or RSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;

	(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;

	(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of a RSU;

	(v)	an increase to the maximum number of Shares that may be:

(A) issued to insiders within a one-year period; or

(B) issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(vi)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000;

	(vii)	permitting DSUs or RSUs to be transferable or assignable other than for normal course estate settlement purposes; or

	(viii)	a change to the amendment provisions of the plan;

(e)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:

	(i)	participate as holders of RSUs at the discretion of the Board;

	(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or

	(iii)	increase limits previously imposed on non-employee director participation;

(f)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(g)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or RSU agreement.

APPENDIX "D"
PROPOSED ARTICLES UNDER THE BCA

Incorporation Number ____________________

ARTICLES

 OF

 BALLARD POWER SYSTEMS INC.

PROVINCE OF BRITISH COLUMBIA

 BUSINESS CORPORATIONS ACT

TABLE OF CONTENTS
ARTICLE 1
INTERPRETATION

Section	1.1	Definitions	8
Section	1.2	BCA and Interpretation Act Definitions Applicable	9

ARTICLE 2
SHARES AND SHARE CERTIFICATES

Section	2.1	Authorized Share Structure	9
Section	2.2	Form of Share Certificate	9
Section	2.3	Shareholder Entitled to Certificate or Acknowledgement	9
Section	2.4	Delivery by Mail	9
Section	2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	9
Section	2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate	10
Section	2.7	Recovery of New Share Certificate	10
Section	2.8	Splitting Share Certificates	10
Section	2.9	Certificate Fee	10
Section	2.10	Recognition of Trusts	10

ARTICLE 3
ISSUE OF SHARES

Section	3.1	Board Authorized	10
Section	3.2	Commissions and Discounts	11
Section	3.3	Brokerage	11
Section	3.4	Conditions of Issue	11
Section	3.5	Share Purchase Warrants and Rights	11

ARTICLE 4
SHARE REGISTERS

Section	4.1	Central Securities Register	11
Section	4.2	Closing Register	11

ARTICLE 5
SHARE TRANSFERS

Section	5.1	Registering Transfers	11
Section	5.2	Waivers of Requirements for Transfer	12
Section	5.3	Form of Instrument of Transfer	12
Section	5.4	Transferor Remains Shareholder	12
Section	5.5	Signing of Instrument of Transfer	12
Section	5.6	Enquiry as to Title Not Required	13
Section	5.7	Transfer Fee	13

ARTICLE 6
TRANSMISSION OF SHARES

Section	6.1	Legal Personal Representative Recognized on Death	13
Section	6.2	Rights of Legal Personal Representative	13

ARTICLE 7
ACQUISITION OF COMPANY'S SHARES

Section	7.1	Company Authorized to Purchase or Otherwise Acquire Shares	13
Section	7.2	No Purchase, Redemption or Other Acquisition When Insolvent	13
Section	7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares	13

ARTICLE 8
BORROWING POWERS

Section	8.1	Borrowing Powers	14

ARTICLE 9
ALTERATIONS

Section	9.1	Alteration of Authorized Share Structure	14
Section	9.2	Special Rights or Restrictions	15
Section	9.3	Change of Name	15
Section	9.4	Other Alterations	15

ARTICLE 10
MEETINGS OF SHAREHOLDERS

Section	10.1	Annual General Meetings	15
Section	10.2	Resolution Instead of Annual General Meeting	15
Section	10.3	Calling of Meetings of Shareholders	15
Section	10.4	Notice for Meetings of Shareholders	15
Section	10.5	Record Date for Notice	16
Section	10.6	Record Date for Voting	16
Section	10.7	Failure to Give Notice and Waiver of Notice	16
Section	10.8	Notice of Special Business at Meetings of Shareholders	16
Section	10.9	Notice of Dissent Rights	17
Section	10.10	Advance Notice Provisions	17

ARTICLE 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Section	11.1	Special Business	20
Section	11.2	Special Majority	20
Section	11.3	Quorum	20
Section	11.4	Persons Entitled to Attend Meeting	21
Section	11.5	Requirement of Quorum	21

Section	11.6	Lack of Quorum	21
Section	11.7	Lack of Quorum at Succeeding Meeting	21
Section	11.8	Chair	21
Section	11.9	Selection of Alternate Chair	21
Section	11.10	Adjournments	21
Section	11.11	Notice of Adjourned Meeting	22
Section	11.12	Decisions by Show of Hands or Poll	22
Section	11.13	Declaration of Result	22
Section	11.14	Motion Need Not be Seconded	22
Section	11.15	Casting Vote	22
Section	11.16	Manner of Taking Poll	22
Section	11.17	Demand for Poll on Adjournment	22
Section	11.18	Chair Must Resolve Dispute	22
Section	11.19	Casting of Votes	23
Section	11.20	No Demand for Poll on Election of Chair	23
Section	11.21	Demand for Poll Not to Prevent Continuance of Meeting	23
Section	11.22	Retention of Ballots and Proxies	23

ARTICLE 12
VOTES OF SHAREHOLDERS

Section	12.1	Number of Votes by Shareholder or by Shares	23
Section	12.2	Votes of Persons in Representative Capacity	23
Section	12.3	Votes by Joint Holders	23
Section	12.4	Legal Personal Representatives as Joint Shareholders	24
Section	12.5	Representative of a Corporate Shareholder	24
Section	12.6	When Proxy Holder Need Not Be Shareholder	24
Section	12.7	When Proxy Provisions Do Not Apply to the Company	24
Section	12.8	Appointment of Proxy Holders	25
Section	12.9	Alternate Proxy Holders	25
Section	12.10	Deposit of Proxy	25
Section	12.11	Validity of Proxy Vote	25
Section	12.12	Form of Proxy	25
Section	12.13	Revocation of Proxy	26
Section	12.14	Revocation of Proxy Must Be Signed	26
Section	12.15	Chair May Determine Validity of Proxy	26
Section	12.16	Production of Evidence of Authority to Vote	26

ARTICLE 13
DIRECTORS

Section	13.1	Number of Directors	26
Section	13.2	Change in Number of Directors	27
Section	13.3	Board's Acts Valid Despite Vacancy	27
Section	13.4	Qualifications of Directors	27
Section	13.5	Remuneration of Directors	27
Section	13.6	Reimbursement of Expenses of Directors	27
Section	13.7	Special Remuneration for Directors	27
Section	13.8	Gratuity, Pension or Allowance on Retirement of Director	27

ARTICLE 14
ELECTION AND REMOVAL OF DIRECTORS

Section 22.3	Remuneration of Auditor	38

ARTICLE 23
NOTICES

Section 23.1	Method of Giving Notice	38
Section 23.2	Deemed Receipt	38
Section 23.3	Certificate of Sending	39
Section 23.4	Notice to Joint Shareholders	39
Section 23.5	Notice to Legal Personal Representatives and Trustees	39
Section 23.6	Undelivered Notices	39

ARTICLE 24
SEAL

Section 24.1	Who May Attest Seal	39
Section 24.2	Sealing Copies	40
Section 24.3	Mechanical Reproduction of Seal	40

ARTICLE 25
SPECIAL RIGHTS OR RESTRICTIONS

Section 25.1	Common Shares	40
Section 25.2	Preferred Shares	41

Incorporation Number ____________________

ARTICLES

BALLARD POWER SYSTEMS INC.

(the "Company")

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In these Articles, unless the context otherwise requires:

(1)	"appropriate person" has the meaning assigned in the Securities Transfer Act;

(2)	"board of directors" and "board" mean the board of directors or sole director of the Company for the time being;

(3)	"BCA" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	"director" means a person who is a director of the Company for the time being;

(5)	"directors' resolution" means a resolution of the board of directors passed at a meeting of the board or consented to by the directors in accordance with Section 140 of the BCA and Section 17.12;

(6)	"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(7)	"legal personal representative" means the personal or other legal representative of a shareholder or other person, as the context requires;

(8)	"protected purchaser" has the meaning assigned in the Securities Transfer Act;

(9)	"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(10)	"seal" means the seal of the Company, if any;

(11)	"Securities Act" means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(12)	"securities legislation" means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; "Canadian securities legislation" means the securities legislation in any province or territory of Canada and includes the Securities Act; and "U.S. securities legislation" means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

(13)	"Securities Transfer Act" means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act; and

(14)	"special business" has the meaning set out in Section 11.1.

Section 1.2 BCA and Interpretation Act Definitions Applicable

The definitions in the BCA and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the BCA and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the BCA will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the BCA, the BCA will prevail.

ARTICLE 2
SHARES AND SHARE CERTIFICATES

Section 2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Section 2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the BCA.

Section 2.3 Shareholder Entitled to Certificate or Acknowledgement

Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the BCA, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

Section 2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Section 2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the board is satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, the board must, on production to it of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as it thinks fit:

(1)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgement, as the case may be.

Section 2.6 Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)	provides the Company with an indemnity bond sufficient in the Company's judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)	satisfies any other reasonable requirements imposed by the board.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

Section 2.7 Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

Section 2.8 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Section 2.9 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Section 2.5, Section 2.6, or Section 2.8, the amount, if any and which must not exceed the amount prescribed under the BCA, determined by the board.

Section 2.10 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3
ISSUE OF SHARES

Section 3.1 Board Authorized

Subject to the BCA and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices

(including any premium at which shares with par value may be issued) that the board may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Section 3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

Section 3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Section 3.4 Conditions of Issue

Except as provided for by the BCA, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

	(a)	past services performed for the company;

	(b)	property;

	(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Section 3.1.

Section 3.5 Share Purchase Warrants and Rights

Subject to the BCA, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the board determines, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4
SHARE REGISTERS

Section 4.1 Central Securities Register

As required by and subject to the BCA, the Company must maintain a central securities register. The board may, subject to the BCA, appoint an agent to maintain the central securities register. The board may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The board may terminate such appointment of any agent at any time and may appoint another agent in its place.

Section 4.2 Closing Register

The Company must not at any time close its central securities register.

ARTICLE 5
SHARE TRANSFERS

Section 5.1 Registering Transfers

The Company must register a transfer of a share of the Company if either:

(1)	the company or the transfer agent or registrar for the class or series of shares to be transferred has received:

	(a)	in the case where the company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

	(b)	in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the bca and including the case where the company has issued a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

	(c)	such other evidence, if any, as the company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(2)	all the preconditions for a transfer of a share under the securities transfer act have been met and the company is required under the securities transfer act to register the transfer.

Section 5.2 Waivers of Requirements for Transfer

The Company may waive any of the requirements set out in Section 5.1(1) and any of the preconditions referred to in Section 5.1(2).

Section 5.3 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the Company or the transfer agent for the class or series of shares to be transferred.

Section 5.4 Transferor Remains Shareholder

Except to the extent that the BCA otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Section 5.5 Signing of Instrument of Transfer

If a shareholder or other appropriate person or an agent who has actual authority to act on behalf of that person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Section 5.6 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

Section 5.7 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the board.

ARTICLE 6
TRANSMISSION OF SHARES

Section 6.1 Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the board may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

Section 6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Section 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

ARTICLE 7
ACQUISITION OF COMPANY'S SHARES

Section 7.1 Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Section 7.2, the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may, if authorized by the board, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the board.

Section 7.2 No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

Section 7.3 Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

ARTICLE 8
BORROWING POWERS

Section 8.1 Borrowing Powers

The Company, if authorized by the board, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the board considers appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the board considers appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9
ALTERATIONS

Section 9.1 Alteration of Authorized Share Structure

Subject to Section 9.2, the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may by directors' resolution or ordinary resolution, unless an alteration to the Company's Notice of Articles would be required, in which case by ordinary resolution:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:

(1) decrease the par value of those shares; or

(2) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the BCA;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

Section 9.2 Special Rights or Restrictions

Subject to the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may by ordinary resolution:

(1)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

Section 9.3 Change of Name

The Company may by directors' resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.

Section 9.4 Other Alterations

If the BCA does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

ARTICLE 10
MEETINGS OF SHAREHOLDERS

Section 10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the BCA, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, either in or outside British Columbia, as may be determined by the board.

Section 10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Section 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Section 10.3 Calling of Meetings of Shareholders

The board may, at any time, call a meeting of shareholders, to be held at such time and at such place, either in or outside British Columbia, as may be determined by the board.

Section 10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

Section 10.5 Record Date for Notice

The board may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.6 Record Date for Voting

The board may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Section 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the company's records office, or at such other reasonably accessible location in british columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Section 10.9 Notice of Dissent Rights

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

Section 10.10 Advance Notice Provisions

(1) Nomination of Directors

Subject only to the BCA and these Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors to the board of directors of the Company. Nominations of persons for election to the board at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the board, may only be made:

(a)	by or at the direction of the board or an authorized officer of the company, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the bca or a requisition of shareholders made in accordance with the provisions of the bca; or

(c)	by any person entitled to vote at such meeting (a "Nominating Shareholder"), who:

(i) is, at the close of business on the date of giving notice provided for in this Section 10.10 and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii) has given timely notice in proper written form as set forth in this Section 10.10.

(2) Exclusive Means

For the avoidance of doubt, this Section 10.10 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Company.

(3) Timely Notice

For a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be received by the corporate secretary of the Company at the principal executive offices of the Company:

(a)	in the case of an annual meeting of shareholders, not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the company with respect to the date of the annual meeting (each such date being the "notice date") is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the notice date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the notice date;

provided that, in either instance, if notice-and-access (as set out in applicable securities legislation) is used for the delivery of proxy related materials in respect of a meeting described in Section 1.1(1)(a) or Section 1.1(1)(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.

(4) Proper Form of Notice

To be in proper written form, a Nominating Shareholder's notice to the corporate secretary must comply with all the provisions of this Section 10.10 and:

(a)	disclose or include, as applicable, as to each person whom the nominating shareholder proposes to nominate for election as a director (a "proposed nominee"):

	(i)	their name, age, business and residential address and principal occupation and/or employment for the past five years;

	(ii)	their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Company, including the number or principal amount;

	(iii)	any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee and the Nominating Shareholder;

	(iv)	any other information relating to such Proposed Nominee that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the BCA or applicable securities law;

	(v)	a duly completed personal information form in respect of the Proposed Nominee in the form prescribed by the principal stock exchange on which the Company's securities are then listed for trading; and

	(vi)	a written consent duly signed by each Proposed Nominee to being named as a nominee and certifying that the Proposed Nominee is not disqualified from acting as a director under the provisions of subsection 124(2) of the BCA; and

(b)	disclose or include, as applicable, as to each nominating shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

	(i)	their name, business and residential address, direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Company, including the number or principal amount and the date(s) on which such securities were acquired;

	(ii)	their interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Company or the person's economic exposure to the Company;

(iii)	any relationships, agreements or arrangements, including financial compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(iv)	any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

(v)	a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

(vi)	a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(vii)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the BCA or as required by applicable securities law.

(5) Delivery of Information

Despite any other provision of these Articles relating to giving of notice, any notice, or other document or information required to be given to the corporate secretary pursuant to this Section 10.10 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the corporate secretary for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such deliver or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(6) Additional Matters

(a)	The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Section 10.10, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

(b)	Despite any other provision of this Section 10.10, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Company to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

(c)	The board may, in its sole discretion, waive any requirement in this Section 10.10.

(d)	For the purposes of this Section 10.10, "public announcement" means disclosure in a press release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(7) Annual or Special Meetings of Shareholders

For business to be properly brought before a meeting by a shareholder of the Company, such shareholder must submit a proposal to the Company for inclusion in the Company’s management proxy circular in accordance with the requirements of the BCA; provided that any proposal that includes nominations for the election of directors shall also comply with the requirements of Section 10.10(1) to Section 10.10(6).

ARTICLE 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Section 11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

	(a)	business relating to the conduct of or voting at the meeting;

	(b)	consideration of any financial statements of the Company presented to the meeting;

	(c)	consideration of any reports of the board or auditor;

	(d)	the setting or changing of the number of directors;

	(e)	the election or appointment of directors;

	(f)	the appointment of an auditor;

	(g)	the setting of the remuneration of an auditor;

	(h)	business arising out of a report of the board not requiring the passing of a special resolution or an exceptional resolution;

	(i)	any other business which, under these articles or the BCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Section 11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Section 11.3 Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares, a quorum for the transaction of business at a meeting of shareholders is present if shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Section 11.4 Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the board or by the chair of the meeting and any persons entitled or required under the BCA or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Section 11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Section 11.6 Lack of Quorum

If, within one-half hour from the time set for holding a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Section 11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Section 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for holding the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

Section 11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Section 11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Section 11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Section 11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Section 11.12 Decisions by Show of Hands or Poll

Subject to the BCA, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Section 11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Section 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Section 11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Section 11.15 Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Section 11.16 Manner of Taking Poll

Subject to Section 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

Section 11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Section 11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Section 11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Section 11.20 No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Section 11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

Section 11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE 12
VOTES OF SHAREHOLDERS

Section 12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Section 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Section 12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the board, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Section 12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Section 12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Section 12.3, deemed to be joint shareholders registered in respect of that share.

Section 12.5 Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:

	(a)	at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

	(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2)	if a representative is appointed under this Section 12.5:

	(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

	(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.6 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Section 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(3)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(4)	the Company is a public company.

Section 12.7 When Proxy Provisions Do Not Apply to the Company

If and for so long as the Company is a public company, Section 12.8 to Section 12.16 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, any U.S.

securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

Section 12.8 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Section 12.9 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Section 12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2)	unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the board or the chair of the meeting:

[name of Company]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): _________________________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder - printed]

Section 12.13 Revocation of Proxy

Subject to Section 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Section 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy; or

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Section 12.5.

Section 12.15 Chair May Determine Validity of Proxy.

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

Section 12.16 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13
DIRECTORS

Section 13.1 Number of Directors

(1)	The number of directors is the number determined from time to time by directors' resolution.

(2)	If the number of directors has not been determined as provided in paragraph (1), the number of directors is equal to the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special general meeting of the shareholders, by a consent resolution of shareholders, or by the directors pursuant to Section 14.4, Section 14.5 or Section 14.8.

(3)	Notwithstanding paragraph (2), the minimum number of directors is one or, if the company is a public company, three.

Section 13.2 Change in Number of Directors

If the number of directors is set under Section 13.1(1):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

(2)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number at the first meeting of shareholders following the setting of that number, then the board, subject to Section 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

Section 13.3 Board's Acts Valid Despite Vacancy

An act or proceeding of the board is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Section 13.4 Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the BCA to become, act or continue to act as a director.

Section 13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the board may from time to time determine. If the board so decides, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

Section 13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Section 13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the board are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the board, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Section 13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the board on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14
ELECTION AND REMOVAL OF DIRECTORS

Section 14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Section 10.2:

(1)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

Section 14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the BCA;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the BCA.

Section 14.3 Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Section 10.2, on or before the date by which the annual general meeting is required to be held under the BCA; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Section 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	when his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the BCA or these Articles.

Section 14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose.

Section 14.5 Board May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the remaining directors.

Section 14.6 Remaining Directors' Power to Act

The board may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the board may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the BCA, for any other purpose.

Section 14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Section 14.8 Additional Directors

Notwithstanding Section 13.1 and Section 13.2, between annual general meetings or unanimous resolutions contemplated by Section 10.2, the board may appoint one or more additional directors, but the number of additional directors appointed under this Section 14.8 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Section 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Section 14.1(1), but is eligible for re-election or re-appointment.

Section 14.9 Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Section 14.10 or Section 14.11.

Section 14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the board may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Section 14.11 Removal of Director by Directors

The board may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the board may appoint a director to fill the resulting vacancy.

ARTICLE 15
POWERS AND DUTIES OF THE BOARD

Section 15.1 Powers of Management

The board must, subject to the BCA and these Articles, manage or supervise the management of the business and affairs of the Company and has the authority to exercise all such powers of the Company as are not, by the BCA or by these Articles, required to be exercised by the shareholders of the Company.

Section 15.2 Appointment of Attorney of Company

The board may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the board, to appoint or remove officers appointed by the board and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the board may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the board thinks fit. Any such attorney may be authorized by the board to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 16
INTERESTS OF DIRECTORS AND OFFICERS

Section 16.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCA.

Section 16.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Section 16.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of the board at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Section 16.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCA.

Section 16.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the board may determine.

Section 16.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Section 16.7 Professional Services by Director or Officer

Subject to the BCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Section 16.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the BCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 17
PROCEEDINGS OF THE BOARD

Section 17.1 Meetings of the Board

The board may meet for the conduct of business, adjourn and otherwise regulate its meetings as the board thinks fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, as the board may from time to time determine.

Section 17.2 Voting at Meetings

Questions arising at any meeting of the board are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Section 17.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of the board:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors present if:

	(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

	(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

	(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Section 17.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the board or of any committee of the board:

(1)	in person;

(2)	by telephone; or

(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person, or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Section 17.4 is deemed for all purposes of the BCA and these Articles to be present at the meeting and to have agreed to participate in that manner.

Section 17.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the board at any time.

Section 17.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the board pursuant to Section 17.1 or as provided in Section 17.7, reasonable notice of each meeting of the board, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Section 23.1 or orally or by telephone.

Section 17.7 When Notice Not Required

It is not necessary to give notice of a meeting of the board to a director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the board at which that director is appointed; or

(2)	the director has waived notice of the meeting.

Section 17.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of the board to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

Section 17.9 Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the board and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the board need be given to that director, and all meetings of the board so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

Attendance of a director at a meeting of the board is a waiver of notice of the meeting, unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 17.10 Quorum

The quorum necessary for the transaction of the business at a meeting of the board may be set by the board and, if not so set, is deemed to be set at a majority of the number of directors then in office. If the number of directors is set at one, the quorum is deemed to be set at one director, and that director may constitute a meeting.

Section 17.11 Validity of Acts Where Appointment Defective

Subject to the BCA, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Section 17.12 Consent Resolutions in Writing

A resolution of the board or of any committee of the board may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Section 17.12 may be by any written instrument, fax, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the board or of any committee of the board passed in accordance with this Section 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the board or of the committee of the board and to be as valid and effective as if it had been passed at a meeting of the board or of the committee of the board that satisfies all the requirements of the BCA and all the requirements of these Articles relating to meetings of the board or of a committee of the board.

ARTICLE 18
EXECUTIVE AND OTHER COMMITTEES

Section 18.1 Appointment and Powers of Executive Committee

The board may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and during the intervals between meetings of the board all of the board's powers are delegated to the executive committee, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the board; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

Section 18.2 Appointment and Powers of Other Committees

The board may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the board's powers, except:

	(a)	the power to fill vacancies in the board of directors;

	(b)	the power to remove a director;

	(c)	the power to change the membership of, or fill vacancies in, any committee of the board; and

	(d)	the power to appoint or remove officers appointed by the board; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

Section 18.3 Obligations of Committees

Any committee appointed under Section 18.1 or Section 18.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the board; and

(2)	report every act or thing done in exercise of those powers at such times as the board may require.

Section 18.4 Powers of Board

The board may, at any time, with respect to a committee appointed under Section 18.1 or Section 18.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

Section 18.5 Committee Meetings

Subject to Section 18.3(1) and unless the board otherwise provides in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Section 18.1 or Section 18.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 19
OFFICERS

Section 19.1 Board May Appoint Officers

The board may, from time to time, appoint such officers, if any, as the board determines and the board may, at any time, terminate any such appointment.

Section 19.2 Functions, Duties and Powers of Officers

The board may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	delegate to the officer any of the powers exercisable by the board on such terms and conditions and with such restrictions as the board thinks fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Section 19.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the BCA. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board must be a director. Any other officer need not be a director.

Section 19.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 20
INDEMNIFICATION

Section 20.1 Definitions

In this Article 20:

(1)	"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)	"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, officer or former officer of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	"expenses" has the meaning set out in the BCA; and

(4)	"officer" means a person appointed by the board as an officer of the Company.

Section 20.2 Mandatory Indemnification of Directors

Subject to the BCA, the Company must indemnify a director, former director, officer or former officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Section 20.2.

Section 20.3 Permitted Indemnification

Notwithstanding Section 20.2 and subject to any restrictions in the BCA, the Company may indemnify any person.

Section 20.4 Non-Compliance with BCA

The failure of a director or officer of the Company to comply with the BCA or these Articles or, if applicable, any former Articles, does not invalidate any indemnity to which he or she is entitled under this Article 20.

Section 20.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, officer, employee or agent of the Company;

(2)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21
DIVIDENDS

Section 21.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Section 21.2 Declaration of Dividends

Subject to the BCA, the board may from time to time declare and authorize payment of such dividends as it may consider appropriate.

Section 21.3 No Notice Required

The board need not give notice to any shareholder of any declaration under Section 21.2.

Section 21.4 Record Date

The board may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the board passes the resolution declaring the dividend.

Section 21.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Section 21.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Section 21.5, the board may settle the difficulty as it deems advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)	determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

Section 21.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the board.

Section 21.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Section 21.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Section 21.10 Dividend Bears No Interest

No dividend bears interest against the Company.

Section 21.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Section 21.12 Payment of Dividends

Any dividend or other distribution payable in in respect of shares will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered address of the shareholder, unless the shareholder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at the registered address of the joint shareholder who is first named on the central securities register, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Company is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable, or the amount of tax so deducted is not paid to the appropriate taxing authority.

Section 21.13 Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the board may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

ARTICLE 22
ACCOUNTING RECORDS AND AUDITOR

Section 22.1 Recording of Financial Affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the BCA.

Section 22.2 Inspection of Accounting Records

Unless the board determines otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Section 22.3 Remuneration of Auditor

The board may set the remuneration of the auditor of the Company.

ARTICLE 23
NOTICES

Section 23.1 Method of Giving Notice

Unless the BCA or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the BCA or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

	(a)	for a record mailed to a shareholder, the shareholder's registered address;

	(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

	(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

	(A)	for a record delivered to a shareholder, the shareholder's registered address;

	(B)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

	(C)	in any other case, the delivery address of the intended recipient;

(3)	unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	unless the intended recipient is the auditor of the Company, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient; or

(6)	as otherwise permitted by applicable securities legislation.

Section 23.2 Deemed Receipt

A notice, statement, report or other record that is:

(1)	mailed to a person by ordinary mail to the applicable address for that person referred to in Section 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Section 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Section 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

Section 23.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Section 23.1 is conclusive evidence of that fact.

Section 23.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Section 23.5 Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

	(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

	(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Section 23.6 Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Section 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 24
SEAL

Section 24.1 Who May Attest Seal

Except as provided in Section 24.2 and Section 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the board.

Section 24.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Section 24.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the board.

Section 24.3 Mechanical Reproduction of Seal

The board may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as the board may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the BCA or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Section 24.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

ARTICLE 25
SPECIAL RIGHTS OR RESTRICTIONS

Section 25.1 Common Shares

The Common Shares of the Company shall have attached thereto the following special rights or restrictions:

(1)	Voting. The holders of Common Shares shall be entitled to notice of, and to attend and vote at, all meetings of shareholders of the Company, and shall be entitled to one vote for each Common Share held at all meetings of the shareholders of the Company, other than meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

(2)	Dividends. Subject to the rights of the holders of the Preferred Shares, and to any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends, and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board may from time to time determine. All dividends declared on Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

(3)	Liquidation. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders, the holders of Common Shares shall be entitled to receive the remaining property or assets of the Company available for distribution pro rata, in proportion to the number of Common Shares held, after distribution to the holders of the Preferred Shares and any other shares, ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, of the property or assets of the Company to which they are entitled in accordance with the rights attached to the Preferred Shares or such other shares ranking senior to the Common Shares.

Section 25.2 Preferred Shares

The Preferred Shares of the Company shall have attached thereto the following special rights or restrictions:

(1)	Series. The board of directors of the Company may issue the Preferred Shares at any time and from time to time in one or more series. Before any shares of a particular series are issued, the board shall fix the number of shares that will form such series and shall determine, subject to the limitations set out in these Articles, the designation and special rights or restrictions to be attached to the Preferred Shares of such series, including but without in any way limiting or restricting the generality of the foregoing, the rate or rates, amount or method or methods of calculation of dividends thereon, the currency or currencies of payment of dividends, the time and place of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any) and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the board shall alter these Articles and authorize the alteration of the Notice of Articles of the Company to create the series and attach special rights or restrictions to the shares.

(2)	Ranking. No special rights or restrictions attached to a series of Preferred Shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Preferred Shares. The Preferred Shares shall be entitled to priority over the Common Shares of the Company and over any other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Preferred Shares are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full, provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with clauses Section 25.2(2) to Section 25.2(4) hereof over the Common Shares and over any other shares ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares.

(3)	Voting. Except as hereinafter referred to or as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of the Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

(4)	Approval of Holders of Preferred Shares. The special rights or restrictions attached to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of Preferred Shares given as hereinafter specified. The approval of the holders of Preferred Shares to add to, change or remove any special right or restriction attached to the Preferred Shares as a class or any other matter requiring the consent of the holders of the Preferred Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast for such resolution by the holders of Preferred Shares at a meeting called for that purpose, or signed by all holders of Preferred Shares entitled to vote on that resolution.

Dated __________________, 2016.

FULL NAME AND SIGNATURE OF ONE OF THE DIRECTORS PURSUANT TO S. 302(1)(C) OF THE BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA)

●

APPENDIX "E"
DISSENT PROVISIONS

Record shareholders have the right to dissent in respect of the Continuance. Such right of dissent is described in the Proxy Statement. The full text of Section 190 of the CBCA is set forth below.

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190. (1) Right to dissent. — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

(2) Further right. — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares. — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares. — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent. — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one non-record owner and registered in the name of the dissenting shareholder.

(5) Objection. — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution. — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment. — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)       the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8) Share certificate. — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture. — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate. — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights. — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12) Offers to pay. — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms. — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment. — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court. — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court. — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue. — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs. — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties. — On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court. — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers. — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order. — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) Interest. — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies. — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies. — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation. — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

FINANCIAL INFORMATION

Management’s Discussion and Analysis

Consolidated Financial Statements

F-1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at February 24, 2016 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2015. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience and know-how in key areas of fuel cell stack design, operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets.

Our business strategy is a two-pronged approach to build shareholder value through the sale and service of power products and the delivery of technology solutions. In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and innovative clean energy power products that reduce customer costs and risks. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell programs by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply.

We are based in Canada, with head office, research and development, testing, manufacturing and service facilities in Burnaby, British Columbia. In the United States, we have research and development facilities in Bend, Oregon, and have a sales, manufacturing, and research and development facility in Southborough, Massachusetts. We use a contract manufacturing facility in Tijuana, Mexico. We also have a sales, service and research and development facility in Hobro, Denmark.

RECENT DEVELOPMENTS

As part of the Company’s rationalization and renewal initiatives, Ballard announces that three executives – Paul Cass, COO, Dr. Christopher Guzy, CTO, and Steve Karaffa, CCO – will be departing from the Company by March 31, 2016. Responsibilities of the departing executives have now been assumed by internal personnel: David Whyte has been promoted from Director, Operations to VP, Operations, flattening and eliminating duplication in the Operations reporting structure; Dr. Kevin Colbow is now VP, Technology and Product Development, also retaining his current responsibility for Technology Solutions; and Karim Kassam is now VP, Commercial, also retaining his current responsibility for Business and Corporate Development. These senior management changes eliminate three C-level positions through rationalization and consolidation, while providing an opportunity for new approaches in these roles.

On December 31, 2008, we completed a restructuring agreement (“Arrangement”) with Superior Plus Income Fund (“Superior Plus”), whereby Ballard caused its entire business and operations, including all assets and liabilities, to be transferred to a new corporate entity, such that the new corporate entity held all of the same assets, liabilities, directors, management and employees as Ballard formerly had under its old corporate entity, except for its tax attributes. The Arrangement included an indemnification agreement (the "Indemnity Agreement") which set out each party’s continuing obligations to the other including a provision for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. In 2015, we reached agreement and signed mutual releases with Superior Plus as to the full and final amount payable to us under the Indemnity Agreement and received additional cash proceeds of approximately $3.3 million (Canadian $4.6 million) in February 2016. The cash proceeds receivable have been recorded as a credit to shareholders’ equity as of December 31, 2015 consistent with the accounting for the original transaction in 2008.

On January 21, 2016, we announced the signing of an equipment supply agreement, valued at $12 million, with an existing partner in China, Guangdong Synergy Hydrogen Power Technology Co., Ltd. (“Synergy”) to provide FCvelocityTM-9SSL fuel cell stacks for range extension applications in commercial vehicles in China. Ballard expects to deliver the stacks in 2016 and 2017. Synergy will collaborate with Dongfeng Xiangyangtouring Car Co., Ltd. (“DFAC”), which is part of Dongfeng Motor Corporation, a Chinese state-owned automobile manufacturer headquartered in Wuhan. Dongfeng Motor Corporation is the largest manufacturer of commercial vehicles in China. Amounts earned from this agreement (nil in fiscal 2015) will be recorded as Heavy-Duty Motive revenues.

On December 29, 2015, we announced that our subsidiary, Protonex Technology Corporation (“Protonex”), had received a follow-on purchase order from the U.S. Army for more than 400 Squad Power Manager (SPM-622) Special Operations Kits, with a value of approximately $2.8 million. The purchase order was issued by the Program Executive Office – Soldier which has responsibility for acquiring man-worn and carried equipment utilized by U.S. Army Soldiers. The SPM-622 product has been developed and is produced by the Protonex engineering and operations team at the company’s facility in Southborough, Massachusetts for Military use. To date more than 4,000 Power Managers have been trialed and deployed by the United States and allied Militaries. Amounts earned from this agreement ($1.7 million in the fourth quarter of 2015) are recorded as Portable Power revenues.

On November 10, 2015, we announced that we had closed a $5 million strategic equity investment in Ballard by Nisshinbo Holdings Inc. (“Nisshinbo”) in Japan, as previously announced on October 27, 2015. The investment was made through a private placement subscription of approximately 3.3 million Ballard common shares issued from treasury at $1.5049 per share (based on a 10-day volume weighted average share price calculation). We intend to use the proceeds from the financing for general corporate purposes, including the potential funding of future acquisitions or investments in complementary businesses, products or technologies. The common shares issued are subject to a four-month hold period expiring on March 10, 2016 in accordance with applicable securities laws. Nisshinbo is an “Environmental and Energy Company” providing low-carbon, optimized products across a range of business lines, including chemicals, precision instruments, electronics, automotive brakes, textiles and paper. Nisshinbo has been a long-time leading global supplier of carbon plates, used in the construction of membrane electrode assemblies (“MEA’s”), to the fuel cell industry. On January 20, 2016, we announced that we had received a follow-on purchase order from Nisshinbo for a further phase of a Technology Solutions program related to the development of a breakthrough catalyst technology intended to reduce the cost of certain proton exchange membrane (PEM) fuel cells. The program, now entering its seventh phase, has been underway for approximately 2.5 years.

On November 1, 2015, we announced that the signing of a definitive agreement with Tangshan Railway Vehicle Company, Limited (“TRC”) for the development of a new fuel cell module that will be designed to meet the requirements of tram or Modern Ground Rail Transit Equipment applications. This agreement, with a value of approximately $3 million, contemplates that TRC trams will use next-generation Ballard fuel cell power modules designed specifically for the Modern Ground Rail Transit Equipment application, with a target of powering the initial prototype by 2016. The purpose-designed product is expected to deliver at least 200 kilowatts of power. Amounts earned from this agreement ($0.5 million in the fourth quarter of 2015) are recorded as Technology Solutions revenue.

On October 1, 2015, we completed the acquisition of Protonex, a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. The signing of a definitive agreement to acquire Protonex was previously announced on June 29, 2015. As consideration for the transaction, we assumed and paid certain of Protonex’ debt obligations and transaction costs on closing of approximately $3.8 million, and issued approximately 11.4 million of Ballard shares at fair value of $1.20 per share, or approximately $13.7 million, for total purchase consideration of $17.5 million.

On September 28, 2015, we announced the signing of a joint development agreement and a supply agreement to develop and commercialize a fuel cell engine specifically designed for integration into low floor trams manufactured by CRRC Qingdao Sifang Company, Ltd. (CRRC Sifang), a Chinese rolling stock manufacturer. The agreements include delivery expected in 2016 of ten customized FCvelocity® modules and have an initial expected value of approximately $6 million. Ballard plans to develop a new prototype configuration of its FCvelocity® fuel cell module to deliver 200 kilowatts of net power for use in powering trams in urban deployments. An initial deployment of eight fuel cell-powered trams is planned by CRRC Sifang and the City of Foshan on the Gaoming Line starting in 2017. Amounts earned from this agreement (nil in fiscal 2015) will be recorded as either Heavy-Duty Motive or Technology Solutions revenues depending on the nature of work performed.

On September 25, 2015, we announced the signing of a long-term license and supply agreement with Synergy to provide fuel cell power products and technology solutions in support of the planned deployment of approximately 300 fuel cell-powered buses in the cities of Foshan and Yunfu, China. The agreement has an estimated initial value of approximately $17 million expected through 2016, with the opportunity for significant recurring royalties starting in 2017. The agreement includes supply and sale of fully-assembled fuel cell power modules, ready-to-assemble module kits, a technology license for localization of assembly, supply of proprietary fuel cell stacks and long-term recurring royalties leveraged to unit volumes of locally assembled modules. Amounts earned from this agreement ($2.9 million in the fourth quarter of 2015) are recorded as either Heavy-Duty Motive or Technology Solutions revenues depending on the nature of work performed.

On September 24, 2015, we announced that we are developing, and plan to launch, two new configurations of our FCvelocity®-HD7 fuel cell module in 2016. The two new module configurations will expand Ballard’s product portfolio and provide customers with increased flexibility to address a range of emerging power needs in heavy-duty transit applications, such as buses. Ballard’s latest-generation FCvelocity®-HD7 was launched in a 90kW net power configuration in June 2015 at the UITP World Congress and Exhibition in Milan, Italy. This initial 90kW configuration will typically be used to power large urban transit buses. The two new product configurations are expected to deliver net power of 30kW and 60kW, respectively, and are expected to be launched for commercial deployments in 2016 to power smaller buses and provide range extension solutions. During fiscal 2015, $1.4 million of FCvelocity®-HD7 development costs were capitalized as fuel cell technology intangible assets.

On July 22, 2015, we announced the signing of an agreement to provide a 1 megawatt (1MW) ClearGen™ fuel cell distributed generation system for Hydrogène de France (“HDF”) which will be deployed at an AkzoNobel sodium chlorate chemical plant in Bordeaux Métropole, France. In addition, Ballard will provide engineering services support for the program. The program will be partially funded by the EU Fuel Cells and Hydrogen Joint Undertaking (FCH-JU), with the remaining funding expected to be provided by HDF and its partners. The program agreement is structured in two phases. Under the first phase, targeted for completion in mid-2016, Ballard received an initial payment of €1.7 million to undertake engineering services and core component development work. Under the second phase, targeted for completion in 2017, Ballard is expected to receive an additional €1.7 million for onsite assembly and commissioning, subject to HDF securing necessary funding to complete the project. Amounts earned from this agreement ($0.7 million in the fourth quarter of 2015 and $0.8 million in fiscal 2015) are recorded as Technology Solutions revenue.

On July 7, 2015, we closed an underwritten offering (“July 2015 Offering”) of 9.3 million common shares for gross proceeds of approximately $15.0 million, which included the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares to cover over-allotments. Net proceeds to Ballard were approximately $13.4 million, after deducting underwriting discounts, commissions and other offering expenses. During fiscal 2015, we used the net proceeds of $13.4 million in pursuit of our ongoing general business objectives including the funding of our 2015 working capital requirements, and for the continuing development and marketing of our proprietary technologies and core products.

On June 8, 2015, we announced the signing of definitive license and supply agreements with Nantong Zehe New Energy Technology Co., Ltd. (“Nantong Zehe”) and Synergy to provide fuel cell power products and technology solutions to support the planned deployment of an initial 33 fuel cell-powered buses in two Chinese cities. The agreements have an estimated value of approximately $10 million, the majority of which was recognized in 2015. The agreements include an initial order from Nantong Zehe (announced in April 2015) for the supply of FCvelocity®-HD7 bus power modules to power eight buses in addition to new orders for the supply of additional power products and technology solutions including a non-exclusive license for local assembly of FCvelocity®-HD7 bus power modules for use in clean energy buses in China. In addition, Ballard will be the exclusive supplier of its proprietary fuel cell stacks for use in power modules assembled in China under these agreements. Amounts earned from these agreements ($0.9 million in the fourth quarter of 2015 and $8.6 million in fiscal 2015) are recorded as either Heavy-Duty Motive or Technology Solutions revenues depending on the nature of work performed.

On February 11, 2015, we entered into a transaction with Volkswagen Group (“Volkswagen”) to transfer certain automotive-related fuel cell intellectual property for an aggregate amount of approximately $80 million including the benefits of a two-year extension of our existing technology development and engineering services agreement with Volkswagen previously announced on March 6, 2013 (see below for additional details). Under the transfer agreement (“Volkswagen IP Agreement”), Ballard will transfer to Volkswagen the ownership of the automotive-related portion of the fuel cell intellectual property assets previously acquired by us from United Technologies Corporation (“UTC”) on April 24, 2014 (the “UTC Portfolio”) through two separate transactions for total gross proceeds of $50 million:

(i)

On the closing of the initial transaction on February 23, 2015, Ballard transferred ownership of the automotive-related patents and patent applications of the UTC Portfolio in exchange for gross proceeds of $40 million. This receipt triggered a 25%, or $10.0 million, license fee payment to UTC. Although ownership of the patents and patent applications was transferred to Volkswagen, Ballard received a royalty-free back-license to all the transferred patents and patent applications for use in all non-

automotive applications, in bus applications and in certain limited pre-commercial automotive applications.
(ii)

On the closing of the second transaction on December 2, 2015, Ballard transferred a copy of the automotive-related know-how of the UTC Portfolio in exchange for gross proceeds receivable of $10 million. This receipt (expected to be collected in the first quarter of 2016 net of applicable withholding taxes that are expected to be recovered in fiscal 2016) will trigger a 9%, or $0.9 million, payment to UTC in fiscal 2016. On the closing of the sale of a copy of the know-how, Ballard retained full ownership of the know-how including the right to sell additional copies of the know- how to third parties as well as retaining the right to use the know-how in all our applications.

On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio in the first quarter of 2015, we recognized a gain on sale of intellectual property of $14.2 million on net proceeds received of $29.5 million. On the closing of the sale of a copy of the automotive-related know-how in the fourth quarter of 2015, we recognized an additional gain on sale of intellectual property of $5.4 million on net proceeds receivable of approximately $9.1 million.

On January 2, 2015, we announced that we had given termination notice on two licensing agreements in the China market as a result of material breaches of these agreements by Azure Hydrogen Energy Science and Technology Corporation (“Azure”). The first license agreement (the “Azure Bus Licensing Agreement”), originally announced on September 26, 2013, related to the assembly of Ballard’s FCvelocity®-HD7 Bus power modules for the Chinese market. The second license agreement (the “Azure Telecom Backup Power Licensing Agreement”), announced on June 19, 2014, related to the assembly of Ballard’s ElectraGen® Telecom Backup Power systems in China for the Chinese market. As a result of Azure’s breaches under both contracts, and notwithstanding Ballard’s good faith efforts to reach a settlement, we provided notice of termination of both agreements and recorded an impairment loss on trade receivables of $4.4 million in the fourth quarter of 2014 as we fully impaired all outstanding amounts owed by Azure. In June 2015, we agreed to a mutual release with Azure (“Azure Mutual Release Agreement”) whereby each party mutually released and forever discharged each other from any and all liability arising from the above noted licensing agreements. Pursuant to the Azure Mutual Release Agreement, Azure returned for cancellation its 10% ownership position in Dantherm Power to Dantherm Power for $nil proceeds, upon which the shares were cancelled by Dantherm Power. Following such cancellation, Ballard’s controlling ownership position in Dantherm Power was increased from 52% to 57%. Amounts earned from the Azure Bus Licensing Agreement (nil in fiscal 2015, nil in the fourth quarter of 2014, and $4.9 million in fiscal 2014) and the Azure Telecom Backup Power Licensing Agreement (nil in fiscal 2015, nil in the fourth quarter of 2014, and $3.8 million in fiscal 2014) prior to the contract termination and subsequent mutual release are recorded as Technology Solutions revenues.

During 2015, a total of 0.1 million share purchase warrants were exercised for Ballard common shares generating net proceeds of $0.2 million. During 2014, a total of 7.9 million share purchase warrants were exercised for Ballard common shares generating net proceeds of $12.3 million. The share purchase warrants were issued as part of two underwritten offerings which closed in March 2013 and October 2013. As of December 31, 2015, 0.1 million share purchase warrants (exercisable at $1.50 per share to March 2018) from the March 2013 underwritten offering and 1.7 million share purchase warrants (exercisable at $2.00 per share to October 2018) from the October 2013 underwritten offering remain outstanding.

During 2015, a total of 0.3 million employee share purchase options were exercised for Ballard common shares generating proceeds of $0.4 million. During 2014, a total of 3.6 million employee share purchase options were exercised for Ballard common shares generating proceeds of $6.8 million. As of December 31, 2015, 5.5 million share purchase options at a variety of prices and vesting dates remain outstanding.

On October 8, 2014, we completed a long term supply agreement with Plug Power Inc (“Plug Power”) to provide fuel cell stacks for use in Plug Power’s GenDrive™ systems deployed in forklift trucks. The new supply agreement replaced an existing agreement and runs to the end of 2017, with the provision for two 1-year potential extensions.

On April 24, 2014, we acquired the transportation and stationary related fuel cell intellectual property assets of United Technologies Corporation (“UTC”) for total consideration of $22.3 million. The UTC Portfolio consisted of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology. In addition to incremental intellectual property licensing revenue or sale opportunities, the acquired intellectual property assets will support other key elements of Ballard’s corporate strategy: engineering service capabilities will be expanded in both automotive and non-automotive markets; and fuel cell product sales will be accelerated through product development initiatives in areas such as durability and balance of plant simplification. As consideration for the acquired intellectual property assets, UTC received 5.1 million Ballard common shares valued at $20.3 million, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion (typically 25%) of Ballard’s future intellectual property sale and licensing income generated from the combined intellectual property portfolio for a period of 15-years expiring in April 2029. On February 11, 2015, we entered into an agreement with Volkswagen to transfer the automotive-related portion of the UTC Portfolio to Volkswagen in two separate transactions for total payments of $50 million (which will trigger total payments to UTC of $10.9 million; of which $10.0 million was paid in fiscal 2015) while retaining a royalty-free back-license to utilize the entire UTC Portfolio in all non-automotive applications, in bus applications and in certain limited pre-commercial purposes in automotive applications. We retain a royalty obligation to pay UTC a portion (typically 25%) of any additional future intellectual property sale and licensing income generated from our intellectual property portfolio until April 2029.

On March 6, 2013, we entered into a technology development and engineering services agreement with Volkswagen to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The initial contract term was 4-years commencing in March 2013, with an option by Volkswagen for a 2-year extension. The initial expected 4-year contract value was in the range of approximately $60 - $100 million Canadian. On closing of the Volkswagen IP Agreement in February 2015, this technology development and engineering services was extended 2-years to February 2019. Over the full 6-years, this technology development and engineering services contract now has an estimated value of Canadian $100-140 million and is focused on the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. Volkswagen also retains an option to further extend this program by 2-years to February 2021. Amounts earned from this agreement (approximately $3.6 million in the fourth quarter of 2015, $14.5 million in fiscal 2015, $4.0 million in the fourth quarter of 2014, and $18.5 million in fiscal 2014) are recorded as Technology Solutions revenues.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

We made changes to the composition of revenues in our Fuel Cell Products and Services segment in 2015. As a result, licensing revenues of nil for the fourth quarter of 2014 and $6.3 million for fiscal 2014 previously recorded as either Heavy-Duty Motive revenues, Material Handling revenues, or Telecom Backup Power revenues have been retroactively reclassified as Technology Solutions revenues.

SELECTED ANNUAL FINANCIAL INFORMATION

Results of Operations	Year ended,
	2015	2014	2013
(Expressed in thousands of U.S. dollars, except per share
amounts and gross margin %)
From continuing operations
Revenues	$56,463	$68,721	$61,251
Gross margin	$9,974	$10,246	$16,759
Gross margin %	18%	15%	27%
Cash Operating Costs (1)	$29,050	$26,367	$28,084
Adjusted EBITDA (1)	$(15,259)	$(18,635)	$(8,188)
Normalized Net Loss (1)	$(24,791)	$(21,833)	$(18,056)
Normalized Net Loss per share	$(0.18)	$(0.17)	$(0.18)
Net loss from continuing operations attributable to Ballard	$(5,815)	$(28,188)	$(19,988)
Net loss per share attributable to Ballard, basic and diluted	$(0.04)	$(0.22)	$(0.20)
From discontinued operations
Net earnings (loss) from discontinued operations	$-	$320	$24
Net earnings (loss) per share from discontinued operations	$-	$-	$-

Financial Position	At December 31,
(expressed in thousands of U.S. dollars)	2015	2014	2013
Total assets	$161,331	$127,949	$120,214
Cash, cash equivalents and short-term investments	$40,049	$23,671	$30,301
[1]	Cash Operating Costs, Adjusted EBITDA, Normalized Net Loss and Normalized Net Loss per share are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

2015 Performance compared to 2015 Business Outlook

Although we did not provide formal revenue guidance for 2015, we did indicate that we expected the positive top-line growth trends in 2012 through 2014 to continue in 2015 as we continued to pursue our growth strategy for fuel cell product sales, engineering services and intellectual property licensing and sale. While our strategic focus on multiple fuel cell product markets, engineering services and intellectual property monetization serves to mitigate risk, the resulting cadence in customer demand can be uneven through the early stages of market development. As such and given this early stage of fuel cell market development and adoption rate, our financial results on a quarterly basis are subject to a high degree of variability.

Actual revenues of $56.5 million in 2015 declined (18%), or ($12.3) million, compared to 2014. Actual revenues in 2015 were lower than internal revenue expectations for 2015, primarily as a result of lower than planned Telecom Backup Power revenues driven by a significant decline in shipments of methanol-based backup power systems and hydrogen-based backup power stacks. New customer deployments of Telecom Backup Power system and stack solutions also continued to be negatively impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification. We continue to review strategic alternatives for our Telecom Backup Power business, including a possible sale, joint venture or orderly wind-up of this business.

RESULTS OF OPERATIONS – Fourth Quarter of 2015

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,

Fuel Cell Products and	2015	2014		$ Change	% Change
Services
Heavy-Duty Motive	$4,068	$2,120		$1,948	92%
Portable Power	3,398	-		3,398	100%
Material Handling	4,053	4,316		(263)	(6%	)
Telecom Backup Power	1,622	3,116		(1,494)	(48%	)
Technology Solutions	6,844	6,095		749	12%
Revenues	19,986	15,647		4,339	28%
Cost of goods sold	16,168	18,680		(2,512)	(13%	)
Gross Margin	$3,818	$(3,033)		$6,851	226%
Gross Margin %	19%	(19%	)	n/a	38 pts

Fuel Cell Products and Services Revenues of $20.0 million for the fourth quarter of 2015 increased 28%, or $4.3 million, compared to the fourth quarter of 2014. The 28% increase was driven by higher Heavy-Duty Motive, Portable Power and Technology Solutions revenues, which more than offset a decrease in Telecom Backup Power revenues as Material Handling revenues were relatively flat.

Technology Solutions revenues of $6.8 million increased $0.7 million, or 12%, due primarily to amounts earned in 2015 on the HDF distributed generation project, the TRC tram project and from Nantong Zehe for bus licensing and engineering services work. These increases more than offset a decline in Volkswagen service revenues which were negatively impacted by approximately ($0.6) million in the fourth quarter of 2015, as compared to the fourth quarter of 2014, as a result of an approximate (18%) lower Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars. The underlying costs to satisfy the Volkswagen Agreement are primarily denominated in Canadian dollars.

Heavy-Duty Motive revenues of $4.1 million increased $1.9 million, or 92%, due to higher bus revenues as a result of significantly higher shipments of FCvelocity®-HD7 bus power modules and FCvelocity®-HD7 bus module part kits in the fourth quarter of 2015 primarily to our customers, Synergy and Nantong Zehe in China.

Material Handling revenues of $4.1 million decreased ($0.3) million, or (6%), primarily as a result of the pass-through of the benefit of lower platinum commodity prices to our customer, Plug Power, as overall stack shipments were relatively flat.

Portable Power revenues of $3.4 million in the fourth quarter of 2015 were generated by Protonex subsequent to our acquisition on October 1, 2015. Protonex is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.

Telecom Backup Power revenues of $1.6 million decreased ($1.5) million, or (48%), due to a significant decline in shipments of methanol-based backup power systems, which more than offset the increase in shipments of hydrogen-based backup power systems. New customer deployments of Telecom Backup Power system and stack solutions also continued to be negatively impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification. We continue to review strategic alternatives for our Telecom Backup Power business, including a possible sale, joint venture or orderly wind-up of this business.

Fuel Cell Products and Services gross margins improved to $3.8 million, or 19% of revenues, for the fourth quarter of 2015, compared to ($3.0) million, or (19%) of revenues, for the fourth quarter of 2014. The significant improvement in gross margin of $6.9 million, or 226%, was driven by the 28% increase in overall revenues combined with the 38 point improvement in gross margin as a percent of revenues.

Gross margin in the fourth quarter of 2015 benefited from the increase in shipments of higher margin Heavy-Duty Motive products and services and by the increase in Portable Power shipments and services as a result of the recent acquisition of Protonex. In addition, gross margin in the fourth quarter of 2014 was adversely impacted by negative warranty and inventory charges. Negative net warranty adjustments of ($3.7) million were recognized in the fourth quarter of 2014 relating primarily to an increase in customer service related expenses in our Telecom Backup Power market as a result of fuel processor issues in a select Asian deployment, compared to net positive warranty adjustments of $0.5 million in the fourth quarter of 2015. Negative inventory impairments of ($0.6) million were recognized in the fourth quarter of 2014 relating primarily to excess distributed generation and other excess and obsolete inventory, compared to negative inventory impairments of ($0.4) million in the fourth quarter of 2015 relating primarily to excess bus inventory as we transition from FCvelocity®-HD6 bus products to FCvelocity®-HD7 bus products.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2015	2014	$ Change	% Change
Research and Product
Development (operating cost)	$3,065	$3,700	$(635)	(17%	)
General and Administrative
(operating cost)	2,806	2,545	261	10%
Sales and Marketing (operating cost)	1,858	1,586	272	17%
Cash Operating Costs	$7,729	$7,831	$(102)	(1%	)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the fourth quarter of 2015 were $7.7 million, a decrease of ($0.1) million, or (1%), compared to the fourth quarter of 2014. The (1%) decrease in the fourth quarter of 2015 was driven by lower research and product development operating costs which were partially offset by slightly higher general and administrative and sales and marketing operating costs.

Research and product development operating costs for the fourth quarter of 2015 were $3.1 million, a decrease of ($0.6) million, or (17%), compared to the fourth quarter of 2014. The (17%) decrease was driven primarily by increased government funding as recoveries in Denmark by Dantherm Power were up significantly, by the capitalization in the fourth quarter of 2015 of $0.8 million of FCvelocity®-HD7 development costs as fuel cell technology intangible assets, and by lower labour costs in Canada as a result of an approximate (18%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These costs savings in the fourth quarter of 2015 were partially offset by increased costs as a result of the acquisition of Protonex on October 1, 2015 which contributed approximately $0.7 million of research and product development operating costs in the quarter.

General and administrative operating costs for the fourth quarter of 2015 were $2.8 million, an increase of 10% compared to the fourth quarter of 2014. The 10% increase was driven primarily by the acquisition of Protonex on October 1, 2015 which contributed approximately $0.6 million of general and administrative operating costs in the quarter. This cost pressure in the fourth quarter of 2015 was partially offset by lower labour costs in Canada as a result of an approximate (18%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Sales and marketing operating costs for the fourth quarter of 2015 were $1.9 million, an increase of 17% compared to the fourth quarter of 2014. The 17% increase was driven primarily by increased investment in sales and marketing capacity primarily in the Telecom Backup Power market, combined with the acquisition of Protonex on October 1, 2015 which contributed approximately $0.3 million of sales and marketing operating costs in the quarter. This cost pressure in the fourth quarter of 2015 was partially offset by lower labour costs in Canada as a result of an approximate (18%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

As noted above, operating costs in the fourth quarter of 2015 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (18%) lower in the fourth quarter of 2015 as compared to the fourth quarter of 2014, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $1.3 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2015	2014	$ Change	% Change
Adjusted EBITDA	$(2,936)	$(16,057)	$13,121	82%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the fourth quarter of 2015 was ($2.9) million, compared to ($16.1) million for the fourth quarter of 2014. The $13.1 million reduction in Adjusted EBITDA loss in the fourth quarter of 2015 was driven by the $6.9 million increase in gross margin primarily as a result of the 28% increase in revenue combined with lower net negative warranty and inventory charges of $4.2 million, by lower impairment losses on trade receivables included in other operating expenses of $6.2 million, and by the decline in Cash Operating Costs of $0.1 million.

Impairment loss on trade receivables for the three months ended December 31, 2015 were nil, compared to ($6.2) million for the corresponding period of 2014. Impairment loss on trade receivables in 2014 consists of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) related to non-collection of certain of our customers primarily in Asia. In the event that we are able to recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Net income (loss) attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2015	2014	$ Change	% Change
Net income (loss) attributable to Ballard	$(1,355)	$(17,467)	$16,122	92%
from continuing operations

Net income (loss) attributable to Ballard from continuing operations for the fourth quarter of 2015 was ($1.4) million, or ($0.01) per share, compared to a net loss of ($17.5) million, or ($0.13) per share, in the fourth quarter of 2014. The $16.1 million reduction in net loss was driven by the reduction in Adjusted EBITDA loss of $13.1 million, combined with the gain on sale of intellectual property of $5.4 million related to the closing of the sale of a copy of the automotive-related know-how of the UTC Portfolio to Volkswagen pursuant to the Volkswagen IP Agreement. These fourth quarter of 2015 net income improvements were partially offset by acquisition costs of ($0.9) million in 2015 related to the Protonex acquisition, by higher income taxes of ($0.5) million related to withholding taxes incurred on Chinese licensing income, and by higher stock-based compensation expense of ($0.6) million.

As noted above, net loss attributable to Ballard in the fourth quarter of 2015 was positively impacted by the gain on sale of intellectual property of $5.4 million, and negatively impacted by acquisition costs of ($0.9) million. Adjusted EBITDA and net loss attributable to Ballard in the fourth quarter of 2014 was negatively impacted by impairment loss on trade receivables of ($6.2) million. Excluding the impact of the gain on sale of intellectual property and the impact from acquisition costs and impairment losses on trade receivables, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the fourth quarter of 2015 was ($5.9) million, or ($0.04) per share, compared to ($11.3) million, or ($0.09) per share, for the fourth quarter of 2014.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power related to their 43% equity interest in Dantherm Power. Net income (loss) attributed to non-controlling interests for the fourth quarter of 2015 was $0.1 million, compared to ($0.6) million for the fourth quarter of 2014. The improvement in performance at Dantherm Power in the fourth quarter of 2015, as compared to the fourth quarter of 2014, is primarily a result of cost reduction efforts combined with an increase in government funding recoveries on research and product development activities.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2015	2014	$ Change	% Change
Cash (used in) provided by operating	$(10,566)	$(8,195)	$(2,371)	(29%)
activities

Cash used in operating activities in the fourth quarter of 2015 was ($10.6) million, consisting of cash operating losses of ($4.6) million and net working capital outflows of ($5.9) million. Cash used in operating activities in the fourth quarter of 2014 was ($8.2) million, consisting of cash operating losses of ($10.8) million partially offset by net working capital inflows of $2.6 million. The ($2.4) million increase in cash used by operating activities in the fourth quarter of 2015, as compared to the fourth quarter of 2014, was driven by the relative increase in working capital requirements of ($8.6) million, partially offset by the relative reduction in cash operating losses of $6.2 million. The $6.2 million reduction in cash operating losses in the fourth quarter of 2015 was due primarily to the $13.1 million reduction in Adjusted EBITDA loss, partially offset by lower impairment losses on trade receivables of ($6.1) million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses.

The total change in working capital of ($5.9) million in the fourth quarter of 2015 was driven by higher accounts receivable of ($2.2) million primarily as a result of the timing of Portable Power and Heavy-Duty Motive revenues and the related customer collections, by lower accounts payable and accrued liabilities of ($1.8) million due primarily to the timing of purchases and supplier payments including the payment of acquisition and transaction related costs incurred on the Protonex acquisition, and by lower deferred revenue of ($1.5)

million as we completed the contract work on certain Technology Solutions, Heavy-Duty Motive and government grant contracts for which we received pre-payments in an earlier period.

This compares to a total change in working capital of $2.6 million in the fourth quarter of 2014 which was due to higher accrued warranty provisions of $3.5 million primarily as a result of an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, combined with lower inventory of $2.6 million as we shipped product purchased and built in prior quarters. These fourth quarter of 2014 working capital inflows were partially offset by lower accounts payable and accrued liabilities of ($3.7) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2014 and by a downward adjustment to accrued cash-based compensation expense in the fourth quarter of 2014.

RESULTS OF OPERATIONS – Year ended December 31, 2015

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Fuel Cell Products and	2015	2014	$ Change	% Change
Services
Heavy-Duty Motive	$11,953	$5,140	$6,813	133%
Portable Power	3,398	-	3,398	100%
Material Handling	12,710	13,946	(1,236)	(9%	)
Telecom Backup Power	5,737	13,099	(7,362)	(56%	)
Technology Solutions	22,665	36,536	(13,871)	(38%	)
Revenues	56,463	68,721	(12,258)	(18%	)
Cost of goods sold	46,489	58,475	(11,986)	(20%	)
Gross Margin	$9,974	$10,246	$(272)	(3%	)
Gross Margin %	18%	15%	n/a	3 pts

Fuel Cell Products and Services Revenues of $56.5 million in 2015 declined (18%), or ($12.3) million, compared to 2014. The (18%) decline was driven by lower Technology Solutions, Telecom Backup Power and Material Handling revenues, which more than offset an increase in Heavy-Duty Motive and Portable Power revenues. As a result of the termination of the Azure contracts in the fourth quarter of 2014, we did not record any revenue in 2015 from the Azure Bus and Azure Telecom Backup Power Agreements as compared to a total of $8.7 million recognized in 2014.

Technology Solutions revenues of $22.7 million decreased ($13.9) million, or (38%), due primarily to the absence in 2015 of licensing and engineering services revenues under the Azure Bus Licensing Agreement (nil in 2015 as compared to $4.9 million in 2014) and the Azure Telecom Backup Power Licensing Agreement (nil in 2015 as compared to $3.9 million in 2014), and by the increased allocation of engineering resources during 2015 to corporate research and product development activities. In addition, Volkswagen service revenues were negatively impacted by approximately ($2.3) million in 2015, as compared to 2014, as a result of an approximate (16%) lower Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars. The Volkswagen Agreement is priced in Canadian dollars as a majority of the underlying costs to satisfy the agreement are denominated in Canadian dollars.

Material Handling revenues of $12.7 million decreased ($1.2) million, or (9%), primarily as a result of the pass through of the benefit of lower platinum commodity prices to our customer, Plug Power, as overall stack shipments were relatively flat.

Heavy-Duty Motive revenues of $12.0 million increased $6.8 million, or 133%, due to higher shipments of fuel cell bus products to our customers primarily in Asia, North America and Europe. Bus product shipments in 2015 included significantly higher shipments of FCvelocity®-HD7 bus power modules and FCvelocity®-HD7 bus module part kits primarily to our customers, Nantong Zehe and Synergy in China.

Telecom Backup Power revenues of $5.7 million declined ($7.4) million, or (56%), due to a significant decline in shipments of methanol-based backup power systems and hydrogen-based backup power stacks, combined with a lower average selling price in 2015 on sales of methanol-based backup power systems driven by the completed shipment of an initial order from RJIL of 100 ElectraGen™-ME 2.5kW fuel cell backup power systems to be deployed in RJIL’s wireless telecom network in India. The lower average selling price of methanol-based backup power systems in 2015 was due primarily to product mix as the 100-system RJIL order was for 2.5kW systems compared to predominately 5.0kW system shipments in 2014. New customer deployments of Telecom Backup Power system and stack solutions also continued to be negatively impacted in 2015 by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification, as well as by our actions to correct certain product quality issues discovered in 2014.

Portable Power revenues of $3.4 million in 2015 were generated by Protonex subsequent to our acquisition on October 1, 2015. Protonex is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.

Fuel Cell Products and Services gross margins were $10.0 million, or 18% of revenues, for 2015, compared to $10.2 million, or 15% of revenues, for 2014. The minor decline in overall gross margin of ($0.3) million, or (3%), was driven by the (18%) decline in overall revenues offset by the 3 point improvement in gross margin as a percent of revenues from 15% in 2014 to 18% in 2015.

Gross margin in 2015 was negatively impacted by a significant reduction in higher margin Technology Solutions licensing revenues as licensing amounts earned in 2015 on the Nantong Zehe agreements were significantly lower than amounts earned in 2014 on the breached Azure Bus and Azure Telecom Backup Power Agreements totaling $8.7 million. This negative gross margin impact in 2015 was partially offset by improvements in 2015 as a result of the significant increase in shipments of higher margin Heavy-Duty Motive bus products and by the increase in Portable Power shipments and services as a result of the recent acquisition of Protonex. In addition, gross margin in 2014 was negatively impacted by negative warranty and inventory charges. Negative net warranty adjustments of ($3.5) million were recognized in 2014 relating primarily to an increase in customer service related expenses in our Telecom Backup Power market as a result of fuel processor issues in a select Asian deployment, compared to net positive warranty adjustments of $1.3 million in 2015 relating primarily to warranty expirations and reduced product costs. Negative inventory impairments of ($1.3) million were recognized in 2014 relating primarily to excess distributed generation and other excess and obsolete inventory, compared to negative inventory impairments of ($0.6) million in 2015 relating primarily to excess bus inventory as we transition from FCvelocity®-HD6 bus products to FCvelocity®-HD7 bus products.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	$ Change	% Change
Research and Product
Development (operating cost)	$13,301	$10,436	$2,865	27%
General and Administrative
(operating cost)	9,022	9,451	(429)	(5%	)
Sales and Marketing (operating cost)	6,727	6,480	247	4%
Cash Operating Costs	$29,050	$26,367	$2,683	10%

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) in 2015 were $29.0 million, an increase of $2.7 million, or 10%, compared to 2014. The 10% increase in 2015 was driven by significantly higher research and product development operating costs, and by slightly higher sales and marketing operating costs, which more than offset the reduction in general and administrative costs.

Research and product development operating costs in 2015 were $13.3 million, an increase of $2.9 million, or 27%, compared to 2014. The 27% increase was driven primarily by the (38%) decline in Technology Solutions revenues resulting in significantly fewer engineering staff resources being directed to revenue generating engineering service projects as engineering resources were instead redirected to research and product development activities. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold. These cost pressures in 2015 were partially offset by the capitalization in 2015 of $1.6 million of FCvelocity®-HD7 development costs as fuel cell technology intangible assets, and by lower labour costs in Canada as a result of an approximate (16%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

General and administrative operating costs in 2015 were $9.0 million, a decline of ($0.4) million, or (5%), compared to 2014. The (5%) decrease was driven by lower labour costs in Canada as a result of an approximate (16%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in 2015 were partially offset by higher legal and patent renewal expenses in 2015 and by additional expenses assumed on the acquisition of Protonex on October 1, 2015.

Sales and marketing operating costs in 2015 were $6.7 million, an increase of 4% compared to 2014. The 4% increase was driven by increased investment in sales and marketing capacity primarily in the Telecom Backup Power market, and by the additional expenses assumed on the acquisition of Protonex on October 1, 2015. These cost pressures in 2015 were partially offset by lower labour costs in Canada as a result of an approximate (16%)

lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

As noted above, operating costs in 2015 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (16%) lower in 2015 as compared to 2014, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $4.3 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	$ Change	% Change
Adjusted EBITDA	$(15,259)	$(18,635)	$3,376	18%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) in 2015 was ($15.3) million, compared to ($18.6) million for 2014. The $3.4 million reduction in Adjusted EBITDA loss in the 2015 was driven by lower impairment losses on trade receivables included in other operating expenses of $7.1 million, partially offset by the increase in Cash Operating Costs of ($2.7) million primarily as a result of significantly fewer engineering staff resources being directed to revenue generating engineering service projects, and by the minor decline in gross margin of ($0.3) million.

Impairment (loss) recovery on trade receivables in 2015 were $0.9 million, compared to ($6.2) million for 2014. Impairment recovery on trade receivables in 2015 of $0.9 million resulted primarily from the collection of certain accounts principally in Asia that were considered impaired and written down 2014. Impairment loss on trade receivables in 2014 of ($6.2) million consist primarily of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) related to non-collection of certain of our customers primarily in Asia. In the event that we are able to recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Net income (loss) attributable to Ballard

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	$ Change	% Change
Net income (loss) attributable to Ballard	$(5,815)	$(28,188)	$22,373	79%
from continuing operations

Net income (loss) attributable to Ballard from continuing operations in 2015 was ($5.8) million, or ($0.04) per share, compared to a net loss of ($28.2) million, or ($0.22) per share, in 2014. The $22.4 million reduction in net loss for 2015 was driven primarily by the gain on sale of intellectual property of $19.6 million related to the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio and the closing of the sale of a copy of the automotive-related know-how of the UTC Portfolio to Volkswagen pursuant to the Volkswagen IP Agreement, combined with the reduction in Adjusted EBITDA loss of $3.4 million, and the decline in depreciation and amortization expense of $1.2 million primarily as a result of lower intangible asset amortization after the Volkswagen IP Agreement. These 2015 net income improvements were partially offset by acquisition costs of ($1.5) million in 2015 related to the Protonex acquisition.

As noted above, net loss attributable to Ballard in 2015 was positively impacted by the gain on sale of intellectual property of $19.6 million, and negatively impacted by acquisition costs of ($1.5) million. Adjusted EBITDA and net loss attributable to Ballard in 2015 were also positively impacted by net impairment recoveries on trade receivables of $0.9 million. Adjusted EBITDA and net loss attributable to Ballard 2014 was negatively impacted by impairment loss on trade receivables of ($6.2) million. Excluding the impact of the gain on sale of intellectual property and the impact from acquisition costs, impairment (losses) recoveries (losses) on trade receivables, and other minor asset impairment charges, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2015 was ($24.8) million, or ($0.18) per share, compared to ($21.8) million, or ($0.17) per share, for 2014.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power related to their 48% equity interest in Dantherm Power. Net loss attributed to non-controlling interests for 2015 was ($0.8) million, compared to ($1.6) million for 2014. The improvement in performance at Dantherm Power in 2015, as compared to 2014, is primarily a result of cost reduction efforts combined with an increase in government funding recoveries on research and product development activities.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	$ Change	% Change
Cash (used in) provided by operating	$(25,364)	$(20,671)	$(4,693)	(23%	)
activities

Cash used in operating activities in 2015 was ($25.4) million, consisting of cash operating losses of ($19.3) million and net working capital outflows of ($6.0) million. Cash used in operating activities in 2014 was ($20.7) million, consisting of cash operating losses of ($15.7) million and net working capital outflows of ($5.0) million. The ($4.7) million increase in cash used by operating activities in 2015, as compared to 2014, was driven by the relative increase in cash operating losses of ($3.6) million, combined with the relative increase in working capital requirements of ($1.0) million. The ($3.6) million increase in cash operating losses in 2015 was due primarily to lower impairment losses on trade receivables of ($5.8) million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses, partially offset by the $3.4 million reduction in Adjusted EBITDA loss.

The total change in working capital of ($6.0) million in 2015 was driven by higher inventory of ($5.6) million primarily to support expected Heavy-Duty Motive and Power Products shipments in the first quarter of 2016 to Synergy, the U.S. Army and other customers and as a result of delayed but expected Telecom Backup Power system shipments, by lower accrued warranty provisions of ($3.6) million due primarily to customer service related expenses incurred in our Telecom Backup Power market in Asia and by Heavy-Duty Motive warranty contract expirations, and by lower accounts payable and accrued liabilities of ($1.3) million due primarily to the timing of purchases and supplier payments. These 2015 working capital outflows were partially offset by higher deferred revenue of $4.0 million as we collected pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed.

This compares to a total change in working capital of ($5.0) million in 2014 which was driven by lower accounts receivable of ($4.1) million primarily as a result of impairment losses on trade receivables of ($6.2) million and the timing of Technology Solutions, Heavy-Duty Motive and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($4.4) million as we completed the contract work on Technology Solutions and certain government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in 2014 were partially offset by working capital inflows related to higher accrued warranty provisions of $2.4 million primarily as a result of an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, and by lower inventory of $1.5 million as we shipped product purchased and built in prior quarters.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2015	2014	$ Change	% Change
Research and product development expense	$3,461	$4,510	$(1,049)	(23%	)
Less: Depreciation and amortization expense	$(321)	$(914)	$593	65%
Less: Stock-based compensation expense	$(74)	$104	$(178)	(171%	)
Research and product development (operating cost)	$3,066	$3,700	$(634)	(17%	)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Research and product development	2015	2014	$ Change	% Change
Research and product development expense	$16,206	$14,294	$1,912	13%
Less: Depreciation and amortization expense	$(1,947)	$(3,209)	$1,262	39%
Less: Stock-based compensation expense	$(957)	$(649)	$(308)	(47%	)
Research and product development (operating cost)	$13,302	$10,436	$2,866	27%

Research and product development expenses for the three months ended December 31, 2015 were $3.5 million, a decline of ($1.0) million, or 23%, compared to the corresponding period of 2014. Excluding depreciation and amortization expense of ($0.3) million and ($0.9) million, respectively, in each of the periods and excluding stock-based compensation (expense) recovery of ($0.1) million and $0.1 million, respectively, in each of the periods, research and product development operating costs were $3.1 million in the fourth quarter of 2015, a decline of ($0.6) million, or (17%), compared to the fourth quarter of 2014.

The (17%) decline in research and development operating costs in the fourth quarter of 2015 was driven primarily by increased government funding as recoveries in Denmark by Dantherm Power were up significantly, by the capitalization in the fourth quarter of 2015 of $0.8 million of FCvelocity®-HD7 development costs as fuel cell technology intangible assets, and by lower labour costs in Canada as a result of an approximate (18%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These costs savings in the fourth quarter of 2015 were partially offset by increased costs as a result of the acquisition of Protonex on October 1, 2015 which contributed approximately $0.7 million of research and product development operating costs in the quarter.

Research and product development expenses for the year ended December 31, 2015 were $16.2 million, an increase of $1.9 million, or 13%, compared to the corresponding period of 2014. Excluding depreciation and amortization expense of ($1.9) million and ($3.2) million, respectively, in each of the periods and excluding stock-based compensation expense of ($1.0) million and ($0.6) million, respectively, in each of the periods, research and product development operating costs were $13.3 million in 2015, an increase of $2.9 million, or 27%, compared to 2014.

The 27% increase in research and development operating costs in 2015 was driven primarily by the (38%) decline in Technology Solutions revenues resulting in fewer engineering staff resources being directed to revenue generating engineering service projects. These engineering resources were instead redirected to corporate research and product development activities. In addition, costs increased in 2015 as a result of the acquisition of Protonex on October 1, 2015 which contributed approximately $0.7 million of research and product development operating costs in 2015. These cost pressures in 2015 were partially offset by the capitalization in 2015 of $1.6 million of FCvelocity®-HD7 development costs as fuel cell technology intangible assets, and by lower labour costs in Canada as a result of an approximate (16%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. Government funding recoveries in were effectively flat year over year as increased government funding recoveries in Denmark by Dantherm Power in 2015 were offset by lower government funding recoveries in Canada in 2015 primarily as a result of the conclusion of the multi-year SDTC Bus award in the fourth quarter of 2014 with the introduction of the FCvelocity®-HD7, Ballard’s next-generation of fuel cell bus power module.

Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

Depreciation and amortization expense included in research and product development expense for the three months and year ended December 31, 2015 was $0.3 million and $1.9 million, respectively, compared to $0.9 million and $3.2 million, respectively, for the corresponding periods of 2014. Depreciation and amortization expense relates primarily to amortization expense on our intangible assets and depreciation expense on our manufacturing equipment. Depreciation and amortization expense has declined in 2015 as a result of the Volkswagen IP Agreement whereby in the first quarter of 2015 we transferred to Volkswagen the ownership of the automotive-related portion of the fuel cell intellectual property assets previously acquired by us from UTC in the second quarter of 2014. Although ownership of the patents and patent applications was transferred to Volkswagen, Ballard received a royalty-free back-license to all the transferred patents and patent applications to utilize all non-automotive applications, in bus applications and in certain limited pre-commercial purposes for automotive applications.

Stock-based compensation expense (recovery) included in research and product development expense for the three months and year ended December 31, 2015 was $0.1 million and $1.0 million, respectively, compared to ($0.1) million and $0.6 million, respectively, for the corresponding periods of 2014. Stock-based compensation increased in 2015 primarily as a result of a change in compensation structure from cash incentive awards to share-compensation awards for certain employees combined with new awards granted on the acquisition of Protonex to certain Protonex employees. In addition, a downward adjustment to accrued stock-based compensation expense was made in the fourth quarters of both 2015 and 2014 as certain outstanding restricted share units failed to meet the vesting criteria.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2015	2014	$ Change	% Change
General and administrative expense	$3,028	$2,157	$871	40%
Less: Depreciation and amortization expense	$(140)	$(44)	$(96)	(218%	)
Less: Stock-based compensation expense	$(82)	$432	$(514)	(119%	)
General and administrative (operating cost)	$2,806	$2,545	$261	10%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
General and administrative	2015	2014	$ Change	% Change
General and administrative expense	$10,594	$10,450	$144	1%
Less: Depreciation and amortization expense	$(280)	$(183)	$(97)	(53%	)
Less: Stock-based compensation expense	$(1,292)	$(816)	$(476)	(58%	)
General and administrative (operating cost)	$9,022	$9,451	$(429)	(5%	)

General and administrative expenses for the three months ended December 31, 2015 were $3.0 million, an increase of $0.9 million, or 40%, compared to the corresponding period of 2014. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and excluding stock-based compensation (expense) recovery of ($0.1) million and $0.4 million, respectively, in each of the periods, general and administrative operating costs were $2.8 million in the fourth quarter of 2015, an increase of $0.3 million, or 10%, compared to the fourth quarter of 2014.

The 10% increase in general and administrative operating costs in the fourth quarter of 2015 was driven primarily by the acquisition of Protonex on October 1, 2015 which contributed approximately $0.6 million of general and administrative operating costs in the quarter. This cost pressure in the fourth quarter of 2015 was partially offset by lower labour costs in Canada as a result of an approximate (18%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

General and administrative expenses for year ended December 31, 2015 were $10.6 million, an increase of $0.1 million, or 1%, compared to the corresponding period of 2014. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and excluding stock-based compensation expense of ($1.3) million and ($0.8) million, respectively, in each of the periods, general and administrative operating costs in the 2015 were $9.0 million, a decrease of ($0.4) million, or (5%), compared to 2014.

The (5%) decrease in general and administrative operating costs in 2015 was driven primarily by lower labour costs in Canada as a result of an approximate (16%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These cost savings in 2015 were partially offset by added expenses assumed on the acquisition of Protonex on October 1, 2015 and by higher patent renewal costs in 2015 related to the acquired UTC intellectual property portfolio prior to its sale in February 2015 in the Volkswagen IP Agreement. Higher legal and transaction related expenses incurred in 2015, primarily as a result of the Azure contract breaches, were offset by lower human resources expenses in 2015 due to CEO search expenses incurred in 2014.

Depreciation and amortization expense included in general and administrative expense relates primarily to depreciation expense on our office equipment and was relatively consistent period over period.

Stock-based compensation expense (recovery) included in general and administrative expense for the three months and year ended December 31, 2015 was $0.1 million and $1.3 million, respectively, compared to ($0.4) million and $0.8 million, respectively, for the corresponding periods of 2014. Stock-based compensation increased in 2015 primarily as a result of a change in compensation structure from cash incentive awards to share-compensation awards for certain employees combined with new awards granted on the acquisition of Protonex to certain Protonex employees. In addition, a downward adjustment to accrued stock-based compensation expense was made in the fourth quarters of both 2015 and 2014 as certain outstanding restricted share units failed to meet the vesting criteria.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2015	2014	$ Change	% Change
Sales and marketing expense	$1,951	$1,755	$196	11%
Less: Stock-based compensation expense	$(93)	$(169)	$76	45%
Sales and marketing (operating cost)	$1,858	$1,586	$272	17%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Sales and marketing	2015	2014	$ Change	% Change
Sales and marketing expense	$7,428	$7,265	$163	2%
Less: Stock-based compensation expense	$(701)	$(785)	$84	11%
Sales and marketing (operating cost)	$6,727	$6,480	$247	4%

Sales and marketing expenses for the three months ended December 31, 2015 were $2.0 million, an increase of $0.2 million, or 11%, compared to the corresponding period of 2014. Excluding stock-based compensation expense of ($0.1) million and ($0.2), respectively, in each of the periods, sales and marketing operating costs were $1.9 million in the fourth quarter of 2015, an increase of 17% compared to the fourth quarter of 2014.

Sales and marketing expenses for the year ended December 31, 2015 were $7.4 million, an increase of 2%, compared to the corresponding period of 2014. Excluding stock-based compensation expense of ($0.7) million and ($0.8) million, respectively, in each of the periods, sales and marketing operating costs were $6.7 million in 2015, an increase of 4% compared to 2014.

The respective 17% and 4% increases in sales and marketing operating costs in 2015 were driven by increased investment in sales and marketing capacity primarily in the Telecom Backup Power market, combined with the acquisition of Protonex on October 1, 2015 which contributed approximately $0.3 million of sales and marketing operating costs in the quarter. This cost pressure in the fourth quarter of 2015 was partially offset by lower labour costs in Canada as a result of an approximate (18%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Other (expense) recovery for the three months and year ended December 31, 2015 was ($0.9) million and $0.6 million, respectively, compared to ($6.2) million and ($6.3) million for the corresponding periods of 2014. The following tables provide a breakdown of other (expense) recovery for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2015	2014	$ Change	% Change
Impairment (loss) recovery on trade	$39	$(6,159)	$6,198	101%
receivables
Restructuring (expense) recovery	-	(78)	78	100%
Acquisition charges	(902)	-	(902)	(100%	)
Other (expenses) recovery	$(863)	$(6,237)	$(5,374)	(86%	)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	$ Change	% Change
Impairment (loss) recovery on trade	$899	$(6,206)	$7,105	114%
receivables
Restructuring (expense) recovery	13	(85)	98	115%
Acquisition charges	(1,542)	-	(1,542)	(100%	)
Other (expenses) recovery	$630	$(6,291)	$(5,661)	(90%	)

Impairment (loss) recovery on trade receivables of $0.9 million for the year ended December 31, 2015 consist of a $1.5 million impairment recovery as we collected on certain accounts in 2015 principally in Asia that were considered impaired and written down in 2014, less new impairment charges in 2015 of ($0.6) million related to non-collection of certain other accounts primarily in Asia. In the event that we are able to recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Impairment loss on trade receivables for the three months and year ended December 31, 2014 was ($6.2) million and consist of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and

the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) million related to non-collection of certain of our customers primarily in Asia.

Acquisition charges for the three months and year ended December 31, 2015 of ($0.9) million and ($1.5) million, respectively, consist of brokerage, legal and other costs incurred related to the acquisition of Protonex which closed on October 1, 2015. Acquisition costs are expensed as incurred.

Restructuring charges of ($0.1) million in 2014 relate primarily to minor restructurings focused on overhead cost reduction.

Finance income (loss) and other for the three months and year ended December 31, 2015 was ($1.0) million and ($0.3) million, respectively, compared to ($0.5) million and ($0.1) million, respectively, for the corresponding periods of 2014. The following tables provide a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2015	2014	$ Change	% Change
Employee future benefit plan expense	$(77)	$(48)	$(29)	(60%	)
Pension administration expense	(27)	(7)	(20)	(286%	)
Investment and other income	44	44	-	-
Foreign exchange gain (loss)	(890)	(490)	(400)	(82%	)
Finance income (loss) and other	$(950)	$(501)	$(449)	(90%	)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	$ Change	% Change
Employee future benefit plan expense	$(292)	$(183)	$(109)	(60%	)
Pension administration expense	(103)	(100)	(3)	(3%	)
Investment and other income	143	139	4	3%
Foreign exchange gain (loss)	(53)	31	(84)	(271%	)
Finance income (loss) and other	$(305)	$(113)	$(192)	(170%	)

Employee future benefit plan expense for the three months and year ended December 31, 2015 were ($0.1) million and ($0.3) million, respectively, relatively consistent with the corresponding periods of 2014. Employee future benefit plan expense primarily represents the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for certain former United States employees. Pension administration expense of approximately ($0.1) million for the years ended December 31, 2015 and 2014 represent administrative costs incurred in managing the plan.

Foreign exchange gains (losses) for the three months and year ended December 31, 2015 were ($0.9) million and $0.1 million, respectively, compared to ($0.5) million and nil, respectively, for the corresponding periods of 2014. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position and on any outstanding foreign exchange currency contracts that are marked to market each reporting period if not qualified for hedge accounting treatment. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date.

Investment and other income for the three months and years ended December 31, 2015 and 2014 were nominal and were earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three months and year ended December 31, 2015 was ($0.2) million and ($0.8) million, respectively, compared to ($0.2) million and ($0.9) million, respectively, for the corresponding periods of 2014. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Gain on sale of Intellectual Property for the three months and year ended December 31, 2015 was $5.4 million and $19.6 million, respectively, and resulted from the transfer of ownership of the UTC Portfolio previously acquired by us from UTC in 2014 to Volkswagen in 2015 through two separate transactions under the Volkswagen IP Agreement for total gross proceeds of $50 million.

On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio in the first quarter of 2015, we recognized a gain on sale of intellectual property of $14.2 million on net proceeds received of $29.5 million. On the closing of the initial transaction on February 23, 2015, Ballard transferred ownership of the automotive-related patents and patent applications of the UTC Portfolio in exchange for gross proceeds of $40 million. This receipt triggered a 25%, or $10.0 million, license fee payment to UTC. Although ownership of the patents and patent applications was transferred to Volkswagen, Ballard received a royalty-free back-license to all the transferred patents and patent applications for use in all non-automotive applications, in bus applications and in certain limited pre-commercial automotive applications. The gain on sale of intellectual property of $14.2 million represents gross proceeds received on the sale of the automotive-related patents and patent applications from Volkswagen of $40.0 million, net of the license fee paid to UTC of ($10.0) million, transaction costs of approximately ($0.5) million, and the ascribed cost of the patents and patent applications in the UTC Portfolio of approximately ($15.3) million.

On the closing of the sale of a copy of the automotive-related know-how of the UTC Portfolio in the fourth quarter of 2015, we recognized an additional gain on sale of intellectual property of $5.4 million. On the closing of the second tranche on December 2, 2015, Ballard transferred a copy of the automotive-related know-how of the UTC Portfolio in exchange for gross proceeds receivable of $10 million. This receivable is recorded in trade and other receivables at December 31, 2015 and is expected to be collected in the first quarter of 2016, net of applicable withholding taxes, which are expected to be recovered in fiscal 2016. The receipt will trigger a 9%, or $0.9 million, payment to UTC in fiscal 2016 which is recorded in accounts payable and accrued liabilities as of December 31, 2015. On the closing of the sale of a copy of the automotive-related know-how of the UTC Portfolio, Ballard retained full ownership of the know-how including the right to sell additional copies of the know-how to third parties as well as retaining the right to use the know-how in all our applications. The gain on sale of intellectual property of $5.4 million represents gross proceeds receivable from Volkswagen of $10.0 million, net of a fee payable to UTC of ($0.9) million, and the ascribed cost of the automotive-related know-how of the UTC Portfolio previously classified as assets held for sale of approximately ($3.8) million.

Impairment loss on investment for the year ended December 31, 2014 was ($0.1) million and consists of an impairment charge related to our non-core investment in Chrysalix Energy Limited Partnership which was written down in 2014 to its net realizable value of nil.

Net income (loss) attributed to non-controlling interests for the three months and year ended December 31, 2015 was $0.1 million and ($0.8) million, respectively, compared to ($0.6) million and ($1.6) million, respectively, for the corresponding periods of 2014. Amounts primarily represent the non-controlling interest of Dantherm A/S in the losses of Dantherm Power as a result of their 43% total equity interest in Dantherm Power. The improvement in performance at Dantherm Power in 2015, as compared to 2014, is primarily a result of cost reduction efforts combined with an increase in government funding recoveries on research and product development activities.

Net earnings from Discontinued Operations for the year ended December 31, 2014 was $0.3 million and consists of additional proceeds received in the form of a 12-month product credit on the disposition of our former Materials Product division.As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our consolidated financial statements. As such, the operating results of the former Material Products segment have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

PROTONEX ACQUISITION PURCHASE PRICE ALLOCATION

On October 1, 2015, we completed the acquisition of Protonex, a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. During the fourth quarter of 2015, we completed detailed valuation studies and prepared the preliminary purchase price allocation for Protonex using the acquisition method of accounting in accordance with IFRS 3 Business Combinations, with Ballard Power considered as the accounting acquirer and Protonex as the accounting acquiree. As the accounting acquirer, consideration given by Ballard to acquire Protonex has been allocated to the assets acquired, and the liabilities assumed, based on their fair values as of the acquisition date of October 1, 2015.

As consideration for the transaction, we assumed and paid certain of Protonex’ debt obligations and transaction costs on closing of approximately $3.8 million, and issued approximately 11.4 million of Ballard shares at fair value of $1.20 per share, or approximately $13.7 million, for total purchase consideration of $17.5 million. In accordance with IAS 3, the fair value of the 11.4 million Ballard shares has been measured for accounting purposes using the $1.20 closing price of the Ballard shares on the day immediately preceding the acquisition date.

In accordance with IFRS 3, the identifiable assets acquired and liabilities assumed as part of a business combination are recognized separately from goodwill at the acquisition date if they meet the definition of an asset or liability and are exchanged as part of the business combination. The identifiable assets acquired and liabilities assumed are then measured at their acquisition date fair values based on the contractual terms, economic conditions, Ballard’s operating and accounting policies and other pertinent conditions as of the acquisition date. The fair value review of Protonex’ assets and liabilities commenced with a review of the carrying amount of each respective asset and liability. The carrying amounts of all assets and liabilities were audited as of September 30, 2015 (the former fiscal year-end of Protonex) and included confirmation of existence and a review of potential impairment of all significant assets and a review for completeness of all liabilities. Each asset and liability was then reviewed and measured for potential fair value adjustments from carrying cost to arrive at the preliminary fair value of each asset and liability as of the acquisition date of October 1, 2015.

(Expressed in thousands of U.S. dollars)
Fair Value of Assets acquired and Liabilities assumed
Oct-01-15
Cash and cash equivalents	$1,464
Accounts receivable	558
Inventory	2,330
Other current assets	167
Property, plant and equipment	1,223
Intangible assets	11,138
Goodwill	4,272
Other long-term assets	22
Accounts payable and accrued liabilities	(2,654)
Deferred revenue	(275)
Capital lease payable	(22)
Accrued warranty obligations	(47)
Payable to Ballard Power	(703)
Other long-term liabilities	(2)
Fair Value (preliminary) of Assets acquired and	$17,471
Liabilities assumed

The preliminary fair value of each of the acquired identifiable assets and liabilities assumed was determined as follows:

●

The fair value of certain of the acquired working capital balances including accounts receivable, other current assets, accounts payable and accrued liabilities and accrued warranty obligations have been assessed at their respective audited carrying amount on September 30, 2015 which is considered to approximately equate to fair value as a result of the short-term to maturity of each of these accounts.

●

The fair value of acquired raw material inventory has been assessed at its audited carrying amount on September 30, 2015 which is considered to approximately equate to fair value. A cost-based approach has been used for raw material inventory as market information to utilize a market approach is not available. Furthermore, an audit of

Protonex as of September 30, 2015 included a net realizable value assessment of the inventory.
●

The fair value of acquired finished goods and work-in-progress inventory has been calculated using the market or income approach. Under this approach, the fair value of the finished goods and work-in-progress inventory has been calculated equal to the estimated selling price of the finished units less the sum of the estimated (i) costs to complete; (ii) costs of disposal, and (iii) a reasonable profit allowance for the completion and selling effort of the acquirer, all of which are estimated from the perspective of a market participant. The fair value of finished goods and work-in-progress inventory of includes a fair value adjustment of $0.1 million from its original audited carrying amount.

●

The fair value of other assets, deferred revenues, and capital lease obligations have been assessed at their respective audited carrying amounts on September 30, 2015 as any fair value adjustment would be insignificant.

●

Acquired property, plant and equipment consist primarily of specialized manufacturing and research and development equipment, as well as miscellaneous leasehold improvements, computer hardware, computer software and office equipment, all physically located in Protonex’ operating facility in Southborough, MA. As there is no market-based evidence of fair value for these specialized assets that are rarely sold other than as part of a continuing business, fair value was estimated using a depreciated replacement cost approach in accordance with IAS 16. A depreciated replacement cost approach considers how much it would cost to reproduce an asset after adjusting for depreciation and optimization. The adjustment for depreciation takes into account the age of the asset in relation to its useful life and its residual value. The adjustment for optimization takes into account situations in which the asset is obsolete, over-engineered or has capacity greater than that required. The fair value of property, plant and equipment includes a fair value adjustment of $1.0 million from its original audited net book value carrying amount.

●

Acquired identified intangible assets consist of patents, know-how and in-process research and development, customer base and relationships, trademarks and service marks, non-compete arrangements, and domain names. We have concluded that each of the identified intangible assets meet the definition of an identified intangible asset (or non-monetary asset without physical substance) under IAS 38 Intangible Assets as the acquired IP meets the definition of an asset and is identifiable. The fair value of all identified intangible assets includes a fair value adjustment of $11.1 million from their original audited carrying amount.

(Expressed in thousands of U.S. dollars)
Fair Value of Identified Intangible Assets	Amount	Amortization
		Period
Patents, know-how and in-process research & development	$8,973	20-years
Customer base and relationships	986	10-years
Trademarks and service marks	1,135	15-years
Non-compete agreements	27	1-year
Domain names	17	15-years
Fair Value (preliminary) of Identified Intangible Assets	$11,138

The preliminary fair value of acquired identified intangible assets were calculated with the assistance of an independent valuator and were determined through a variety of valuation techniques.

○	The fair value of the acquired product and patent portfolio including know-how and in-process R&D totaling $9.0 million has been calculated using the Relief from Royalty approach which is a variant of the Income Approach. The application of the Relief from Royalty approach involves estimating the value of an intangible asset by quantifying the present value of the stream of market-derived royalty payments that the owner of the intangible asset is exempted or ‘relieved’ from paying. The method entails the determination of the avoided cost as if the Company did not own any patents, and instead was required to make royalty payments for their use. The basic tenet of this method is that without the ownership of the subject intangible asset, the user of that intangible asset would have to make payments to the owner in return for the rights to use it.

○	The fair value of the acquired customer contracts and relationships totaling $1.0 million has been calculated using the Multi-Period Excess Earnings Method (“MPEEM”) approach which is a variant of the Income Approach. The basic principle of the MPEEM Approach is that a single asset, in isolation, is not capable of generating cash flow for an enterprise. Several assets are brought together and exploited to generate cash flow. Therefore, to determine cash flow from the exploitation of existing customer contracts/relationships, one must deduct the related expenses incurred for the exploitation of other assets used for the generation of overall cash flow and revenues. The fair value of existing customer contracts/relationships was estimated by discounting the net cash flow derived from the expected revenues attributable to the acquired customer contracts/relationships.

○	The fair value of the acquired trademarks and service marks totaling $1.1 million has been calculated using the Price Premium approach which is a variant of the Income Approach as reasonable market data to enable use of the Relief of Royalty approach was not available. Under the Price Premium approach, the Company is expected to be able to charge a minimal price premium (vis-à-vis competitors) attributable to the acquired trademarks/trade names.

○	The fair value of the acquired non-compete covenants were nominal and were calculated using the Income Approach whereby the fair value of the non-compete covenants was estimated by calculating the expected decrease or loss in forecasted cash flows if the employees compete with the target’s business sans the non-compete covenants.

○	The fair value of the acquired website and domain names were nominal and were calculated using the Replacement Cost Approach which considers the value based on the cost of reproducing or replacing the asset.

The remaining unallocated $4.3 million of the total purchase price consideration of $17.5 million has been ascribed as Goodwill. The goodwill of $4.3 million resulting from the acquisition consists largely of the expectation that the acquisition will complement the Corporation’s Fuel Cell Products and Services growth platform by delivering strategic benefits in diversification, growth, scale, and profitability.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
and weighted average shares outstanding which are expressed in thousands)
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2015	2015	2015	2015
Revenues from continuing operations	$19,986	$16,037	$11,177	$9,263
Net income (loss) attributable to Ballard from	$(1,355)	$(4,135)	$(7,342)	$7,017
continuing operations
Net income (loss) per share attributable to	$(0.01)	$(0.03)	$(0.06)	$0.05
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	155,188	141,253	132,595	132,276

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2014	2014	2014	2014
Revenues	$15,647	$20,611	$18,471	$13,992
Net income (loss) attributable to Ballard	$(17,467)	$(2,423)	$(4,457)	$(3,841)
Net income (loss) per share attributable to	$(0.13)	$(0.02)	$(0.03)	$(0.03)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	132,104	132,049	130,392	114,756

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

●

Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects.

Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including the contract with Volkswagen which commenced in the first quarter of 2013, the Azure Bus Licensing Agreement which commenced in the third quarter of 2013 and the Azure Telecom Backup Power Licensing Agreement which commenced in the second quarter of 2014 prior to breaches by Azure of both the Azure Bus Licensing Agreement and the Azure Telecom Backup Power Licensing Agreement in the fourth quarter of 2014. Revenues were positively impacted as of the fourth quarter of 2015 by the acquisition and integration of Protonex on October 1, 2015.

●	Operating expenditures: Operating expenses were negatively impacted as of the fourth quarter of 2015 by the acquisition and integration of Protonex on October 1, 2015, including the incurrence of acquisition related expenses totaling $1.5 million incurred in the second and third quarters of 2015. Operating expenses were positively impacted in the first quarter of 2015 by net recoveries of previously impaired trade receivables of $1.0 million. Operating expenses were negatively impacted in the fourth quarter of 2014 by impairment losses on trade receivables of ($6.2) million consisting of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) million related to non-collection of certain of our customers primarily in Asia. Impairment losses on trade receivables are recognized in other income (expense). Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

●	Net income (loss): The net income for the first quarter of 2015 was positively impacted by a gain on sale of intellectual property of $14.2 million resulting from the sale of the automotive-related patents and patent applications of the UTC Portfolio transferred to Volkswagen on the closing of the initial tranche of the Volkswagen IP Agreement. Net income for the fourth quarter of 2015 was positively impacted by a gain on sale of intellectual property of $5.4 million resulting from the sale of a copy of the automotive-related know-how of the UTC Portfolio to Volkswagen on the closing of the second and final tranche of the Volkswagen IP Agreement.

CASH FLOWS

Cash, cash equivalents and short-term investments were $40.0 million at December 31, 2015, compared to $23.7 million at December 31, 2014. The $16.4 million increase in cash, cash equivalents and short-term investments in 2015 was driven by net proceeds on the sale of intellectual property of $29.5 million received on the closing of the initial tranche of the Volkswagen IP Agreement, combined with net proceeds from the July 2015 Offering of $13.3 million, net proceeds from the Nisshinbo strategic equity investment of $5.0 million, net proceeds from share purchase warrant exercises of $0.2 million and employee share purchase option proceeds of $0.4 million. These inflows were partially offset by a net loss (excluding non-cash items) of ($19.3) million, working capital outflows of ($6.0) million, purchases in property, plant and equipment of ($2.3) million, the acquisition of Protonex of ($3.8) million partially offset by acquired Protonex cash of $1.5 million, and investments in fuel cell technology intangible assets of ($1.6) million.

For the three months ended December 31, 2015, cash used by operating activities was ($10.6) million, consisting of cash operating losses of ($4.6) million and net working capital outflows of ($5.9) million. For the three months ended December 31, 2014, cash used by operating activities was ($8.2) million, consisting of cash operating losses of ($10.8) million partially offset by net working capital inflows of $2.6 million. The ($2.4) million increase in cash used by operating activities in the fourth quarter of 2015, as compared to the fourth quarter of 2014, was driven by the relative increase in working capital requirements of ($8.6) million, partially offset by the relative reduction in cash operating losses of $6.2 million. The $6.2 million reduction in cash operating losses in the fourth quarter of 2015 was due primarily to the $13.1 million reduction in Adjusted EBITDA loss, partially offset by lower impairment losses on trade receivables of ($6.1) million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses.

In the fourth quarter of 2015, net working capital cash outflows of ($5.9) million were driven by higher accounts receivable of ($2.2) million primarily as a result of the timing of Portable Power and Heavy-Duty Motive revenues and the related customer collections, by lower accounts payable and accrued liabilities of ($1.8) million due primarily to the timing of purchases and supplier payments including the payment of acquisition and transaction related costs incurred on the Protonex acquisition, and by lower deferred revenue of ($1.5) million as we completed the contract work on certain Technology Solutions, Heavy-Duty Motive and government grant contracts for which we received pre-payments in an earlier period. Working capital inflows of $2.6 million in the fourth quarter of 2014 was due to higher accrued warranty provisions of $3.5 million primarily as a result of an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, combined with lower inventory of $2.6 million as we shipped product purchased and built in prior quarters. These fourth quarter of 2014 working capital inflows were partially offset by lower accounts payable and accrued liabilities of ($3.7) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2014 and by a downward adjustment to accrued cash-based compensation expense in the fourth quarter of 2014.

For the year ended December 31, 2015, cash used in operating activities was ($25.4) million, consisting of cash operating losses of ($19.3) million and net working capital outflows of ($6.0) million. For the year ended December 31, 2014, cash used in operating activities was ($20.7) million, consisting of cash operating losses of ($15.7) million and net working capital outflows of ($5.0) million. The ($4.7) million increase in cash used by operating activities in 2015, as compared to 2014, was driven by the relative increase in cash operating losses of ($3.6) million, combined with the relative increase in working capital requirements of ($1.0) million. The ($3.6) million increase in cash operating losses in 2015 was due primarily to lower impairment losses on trade receivables of ($5.8) million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses, partially offset by the $3.4 million reduction in Adjusted EBITDA loss.

In 2015, net working capital outflows of ($6.0) million were driven by higher inventory of ($5.6) million primarily to support expected Heavy-Duty Motive and Power Products shipments in the first quarter of 2016 to Synergy, the U.S. Army and other customers and as a result of delayed but expected Telecom Backup Power system shipments, by lower accrued warranty provisions of ($3.6) million due primarily to customer service related expenses incurred in our Telecom Backup Power market in Asia and by Heavy-Duty Motive warranty contract expirations, and by lower accounts payable and accrued liabilities of ($1.3) million due primarily to the timing of purchases and supplier payments. These 2015 working capital outflows were partially offset by higher deferred revenue of $4.0 million as we collected pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed. Working capital outflows of ($5.0) million in 2014 was driven by lower accounts receivable of ($4.1) million primarily as a result of impairment losses on trade receivables of ($6.2) million and the timing of Technology Solutions, Heavy-

Duty Motive and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($4.4) million as we completed the contract work on Technology Solutions and certain government grant contracts for which we received prepayments in an earlier period. These working capital outflows in 2014 were partially offset by working capital inflows related to higher accrued warranty provisions of $2.4 million primarily as a result of an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, and by lower inventory of $1.5 million as we shipped product purchased and built in prior quarters.

Investing activities resulted in net cash inflows (outflows) of ($3.6) million and $23.3 million, respectively, for the three months and year ended December 31, 2015, compared to cash outflows ($0.5) million and ($4.2) million, respectively, for the corresponding periods of 2014. Investing activities in 2015 of $23.2 million consist primarily of net proceeds on the sale of intellectual property of $29.5 million received on the closing of the initial tranche of the Volkswagen IP Agreement, partially offset by capital expenditures of ($2.3) million, by the acquisition of Protonex of ($3.8) million partially offset by acquired Protonex cash of $1.5 million, and by investments in fuel cell technology intangible assets of ($1.6) million. Investing activities in 2014 of ($4.2) million consist primarily of the investment in fuel cell technology intangible assets of ($3.4) million related primarily to the acquisition and integration of the UTC intellectual property assets, and capital expenditures of ($0.8) million.

Financing activities resulted in cash inflows of $4.9 million and $18.1 million, respectively, for the three months and year ended December 31, 2015 compared to cash (outflows) inflows of ($0.2) million and $18.5 million for the corresponding periods of 2014. Financing activities in 2015 of $18.1 million consist of net proceeds received from the July 2015 Offering of $13.4 million, net proceeds from the November 2015 Nisshinbo strategic equity investment of $5.0 million, net proceeds from share purchase warrant exercises of $0.2 million, proceeds from employee share purchase option exercises of $0.4 million, partially offset by capital lease payments of ($0.8) million. Financing activities in 2014 of $18.5 million consist of net proceeds from share purchase warrant exercises of $12.3 million, proceeds from employee share purchase option exercises of $6.8 million, proceeds on sale of treasury shares of $0.4 million, partially offset by capital lease payments of ($0.9) million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2015, we had total Liquidity of $40.0 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $40.0 million, net of amounts drawn on our $7 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments. Our Liquidity position was subsequently augmented in February 2016 by approximately $3.3 million (Canadian $4.6 million) as we reached payment under a settlement agreement with Superior Plus as to the full and final amount payable to us under the Indemnity Agreement. Our Liquidity position is expected to be further augmented in 2016 by the additional net proceeds receivable of approximately $9 million due from the sale of the automotive-related know-how of the UTC Portfolio to Volkswagen pursuant to the Volkswagen IP Agreement.

We also have a $1.8 million Canadian capital leasing facility (“Leasing Facility”) which is occasionally used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At December 31, 2015, $0.7 million Canadian was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the net proceeds received, and receivable, pursuant to the Volkswagen IP Agreement, the July 2015 Offering, the November 2015 Nisshinbo equity investment, and the settlement of the Superior Plus Indemnity Agreement, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $40.0 million at December 31, 2015, there are 0.1 million warrants outstanding (expire on March 27, 2018) from the March 2013 underwritten offering each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share, and 1.7 million warrants outstanding (expire on October 9, 2018) from the October 2013 underwritten offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised, our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a short form base shelf prospectus (“Prospectus”) in May 2014 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange

Commission. These filings enable offerings of equity securities during the effective period (to June 2016) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2016 BUSINESS OUTLOOK

In 2016, we expect to grow revenue, improve gross margin and rationalize certain operating costs. We expect to see revenue growth in our Heavy-Duty Motive market as well as a full-year contribution from our Portable Power market. On gross margin improvement, we plan to generate further product cost reductions and improve operating efficiencies while realizing benefits from expected increased volumes and improved product mix, including important contributions from Portable Power, Technology Solutions and Heavy-Duty Motive. Finally, on operating costs, we have initiated a review of strategic alternatives for our Telecom Backup Power business and will rationalize our Telecom Backup Power and executive team cost structures in 2016.

Given the early stage of fuel cell market development and adoption rate and consistent with 2015, we have decided not to provide specific revenue and Adjusted EBITDA guidance for 2016. While our strategic focus on multiple fuel cell product markets, engineering services and intellectual property monetization serves to mitigate risk, the resulting cadence in customer demand can be uneven through the early stages of market development. As such, our financial results on a quarterly basis are subject to a high degree of variability.

Our outlook for 2016 is based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales and financial results in the first six weeks of 2016, sales orders received for units and services to be delivered in the remainder of 2016, an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2016, and assumes an average U.S. dollar exchange rate in the low 70’s in relation to the Canadian dollar for the remainder of 2016. The primary risk factors to our business outlook expectations for 2016 are delays from forecast in terms of closing and delivering expected sales primarily in our Heavy-Duty Motive and Portable Power markets, potential adverse macro-economic conditions negatively impacting our Chinese customer’s access to capital and program plans which could adversely impact our Heavy-Duty market, potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market and that customer’s internal stack development and commercialization plans, and fluctuations in the Canadian dollar, relative to the U.S. dollar, as a significant portion of our Technology Solutions revenues (including the technology development and engineering services agreement with Volkswagen) are priced in Canadian dollars.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. The Company's revenues, cash flows and other operating results can vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Company's shares may be materially and adversely affected.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At December 31, 2015, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $10.8 million at an average rate of 1.33 Canadian per U.S dollar, resulting in an unrealized loss of ($0.3) million at December 31, 2015. The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

At December 31, 2015, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At December 31, 2015, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	4-5 years	After 5
		one year			years
Operating leases	$11,447	$2,409	$4,532	$2,616	$1,890
Capital leases	10,536	1,524	2,014	2,167	4,830
Asset retirement obligations	4,245	-	-	-	4,245
Total contractual obligations	$26,228	$3,993	$6,546	$4,783	$10,965

In addition, we have outstanding commitments of $0.4 million related primarily to purchases of capital assets at December 31, 2015. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC on April 24, 2014, we retain a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15-years expiring in April 2029.

As at December 31, 2015, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement. We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties.

Our Arrangement with Superior Plus included an Indemnity Agreement which set out each party’s continuing obligations to the other. The Indemnity Agreement included two basic elements to the final determination date of December 31, 2015: it provided for the indemnification of each party by the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of Canadian $7.4 million with a threshold amount of Canadian $0.5 million before there is an obligation to make a payment. Second, the Indemnity Agreement provided for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. In 2015, we reached agreement and signed mutual releases with Superior Plus as to the full and final amount payable to us under the Indemnity Agreement and received additional cash proceeds of approximately $3.3 million (Canadian $4.6 million) in February 2016. The cash proceeds receivable have been recorded as a credit to shareholders’ equity as of December 31, 2015 consistent with the accounting treatment for the original transaction in 2008.

At December 31, 2015, we have not accrued any other amount owing, or receivable, as a result of any other indemnity agreements undertaken in the ordinary course of business.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in either us or Dantherm Power, together with their subsidiaries and affiliates. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For the three months and year ended December 31, 2015 and 2014, related party transactions and balances are limited to transactions between Dantherm Power and its non-controlling interests as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended December 31,
Transactions with related parties	2015	2014
Purchases	$61	$39
Finance expense on Dantherm Power debt to Dantherm Power non-	$8	$8
controlling interests

(Expressed in thousands of U.S. dollars)	Year Ended December 31,
Transactions with related parties	2015	2014
Purchases	$172	$175
Finance expense on Dantherm Power debt to Dantherm Power non-	$30	$34
controlling interests

(Expressed in thousands of U.S. dollars)		As at December 31,
Balances with related parties	2015	2014
Trade accounts payable	$24	$70
Interest payable	$69	$45
Dantherm Power debt to Dantherm Power non-controlling interests	$433	$484

As at December 31, 2015, Ballard holds a controlling 57% ownership interest in Dantherm Power as compared to a 43% interest held by Dantherm A/S. Ballard’s ownership position increased in mid-June 2015 from 52% to 57% when pursuant to a mutual release agreement, Azure returned its 10% ownership position in Dantherm Power to Dantherm Power for nil proceeds, upon which the shares were cancelled by Dantherm Power. As of December 31, 2015, the outstanding Dantherm Power debt (including interest) to Dantherm Power’s non-controlling interests totals $0.5 million, bears interest at 6.0% per annum, is non-convertible, and is repayable by December 31, 2016.

OUTSTANDING SHARE DATA

As at February 24, 2016
Common share outstanding	156,839,687
Warrants outstanding	1,797,563
Options outstanding	5,503,000
DSU’s outstanding	917,625
RSU’s outstanding (subject to vesting criteria)	1,708,626

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2015.

Key Sources of Estimation Uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services, the license and sale of intellectual property, and the provision of engineering services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property license and sale revenues are derived primarily from licensing and sale agreements and from long-term fixed price contracts. Engineering service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On standard licensing and sale agreements, revenues are recognized on the transfer of the rights to the licensee if (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the Company has no remaining obligations to perform. Otherwise, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. Revenue recognition for license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●	The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●	The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three months and year ended December 31, 2015 and 2014, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our business.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. As of December 31, 2015, our consolidated goodwill balance of $40.6 million relates solely to our Fuel Cell Products and Services segment. Based on the impairment test performed as at December 31, 2015, we have concluded that no goodwill impairment charge is required for the year ending December 31, 2015. Details of our 2015 goodwill impairment tests are as follows:

●	One of the methods used to assess the recoverable amount of the goodwill is a fair value, less costs to sale, test. Our fair value test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products and Services segment by first calculating the value of the Company at December 31, 2015 based on the average closing share price in the month of December, add a reasonable estimated control premium of 25% to determine the Company’s enterprise value on a controlling basis after adjusting for excess cash balances, and then deducting the estimated costs to sell from this enterprise value to arrive at the fair value of the Fuel Cell Products and Services segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2015 indicating that no impairment charge is required for 2015.

●	In addition to this fair value test, we also performed a value in use test on our Fuel Cell Products and Services segment that compared the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in this discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. Our value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 27% from 2016 to 2021; and a terminal year EBITDA multiplied by a terminal value multiplier of 10. Our value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that as determined under the above fair value, less costs to sell, assessment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment exceeds its carrying value by a significant amount as of December 31, 2015 indicating that no impairment charge is required in 2015.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the three months and years ended December, 2015 and 2014, there was no material adjustments to non-financial assets

(other than inventories) relating to these reviews.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2015, we recorded provisions to accrued warranty liabilities of $0.3 million and $0.9 million, respectively, for new product sales, compared to $0.5 million and $1.0 million, respectively, for the three months and year ended December 31, 2014.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2015 were adjusted downwards by a net amount of $0.5 million and $1.3 million, respectively, compared to a net adjustment (upwards) downwards of ($3.7) million and ($3.5) million for the three months and year ended December 31, 2014. The adjustments to the accrued warranty liability provisions in 2015 were due primarily due to contractual warranty expirations and improved lifetimes and reliability of our Heavy-Duty Motive and Telecom Backup Power products, whereas the negative adjustments to the accrued warranty liability provisions in 2014 were primarily due to an increase in customer service related expenses for our Telecom Backup Power products in Asia.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2015, negative inventory adjustments of ($0.4) million and ($0.6) million, respectively, were recorded as a charge to cost of product and service revenues, compared to negative inventory adjustments of ($0.6) million and ($1.3) million, respectively, for the three months and year ended December 31, 2014.

IMPAIRMENT RECOVERIES (LOSSES) ON TRADE RECEIVABLES

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of our trade and other receivables and establishing the appropriate provision for doubtful accounts, we perform regular reviews to estimate the likelihood that our trade and other accounts receivable will ultimately be collected in a timely manner. Where we determine that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required. During the three months and year ended December 31, 2015, net impairment recoveries on trade receivables of nil and $0.9 million, respectively, were recorded as other operating income, compared to compared to net impairment (charges) of ($6.2) million and ($6.2) million, respectively, for the three months and year ended December 31, 2014.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of December 31, 2015 and 2014, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

We did not adopt any new accounting standard changes or amendments effective January

1, 2015 that had a material impact on our consolidated financial statements.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 11 (Amendments) – BUSINESS COMBINATION ACCOUNTING FOR INTERESTS IN A JOINT OPERATION

On May 6, 2014, the IASB issued amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Corporation intends to adopt the amendments to IFRS 11 in its financial statements for the fiscal year beginning on January 1, 2016. We do not expect the amendments to have a material impact on the financial statements.

IAS 16 and IAS 38 (Amendments) – METHODS OF DEPRECIATION AND AMORTISATION

On May 12, 2014, the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendment made to IAS 16 explicitly state that revenue-based methods of depreciation cannot be used for property, plant and equipment. This is because such methods reflect factors other than the consumption of economic benefits embodied in the asset. The amendments in IAS 38 introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption could be overcome only when revenue and consumption of the economic benefits of the intangible asset are highly correlated or when the intangible asset is expressed as a measure of revenue.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Corporation intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the fiscal year beginning on January 1, 2016. We do not expect the amendments to have a material impact on the financial statements.

ANNUAL IMPROVEMENTS TO IFRS (2012 – 2014) CYCLE

On September 25, 2014, the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. Amendments were made to clarify the following in their respective standards:

●	Changes in method for disposal under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations;
●	Continuing involvement’ for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7 Financial Instruments: Disclosures;
●	Discount rate in a regional market sharing the same currency under IAS 19 Employee Benefits; and
●	Disclosure of information ‘elsewhere in the interim financial report’ under IAS 34 Interim Financial Reporting;

The amendments will apply for annual periods beginning on or after January 1, 2016. Each of the amendments has its own specific transition requirements. The Corporation intends to adopt the amendments in its financial statements for the fiscal year beginning on January 1, 2016. We do not expect the amendments to have a material impact on the financial statements.

IAS 1 (Amendments) - DISCLOSURE INITIATIVE

On December 18, 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2016. The Corporation intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the fiscal year beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 – FINANCIAL INSTRUMENTS

On July 24, 2014, the IASB issued the complete IFRS 9 Financial Instruments (“IFRS 9 (2014)”). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Corporation intends to adopt IFRS 9 (2014) in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16 – LEASES

On January 13, 2016, the IASB issued IFRS 16 Leases. IFRS 16 standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.

The new standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers as at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IFRS 17 Leases. The Corporation intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs for the three months and year ended December 31, 2015 and 2014:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2015	2014	$ Change
Total Operating Expenses	$9,303	$14,659	$(5,356)
Stock-based compensation (expense) recovery	(248)	367	(615)
Impairment recovery (losses) on trade receivables	39	(6,159)	6,198
Acquisition and integration costs	(902)	-	(902)
Restructuring (charges) recovery	-	(78)	78
Financing charges	-	-	-
Depreciation and amortization	(463)	(958)	495
Cash Operating Costs	$7,729	$7,831	$(102)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2015	2014	$ Change
Total Operating Expenses	$34,858	$38,300	$(3,442)
Stock-based compensation expense	(2,949)	(2,249)	(700)
Impairment recovery (losses) on trade receivables	899	(6,206)	7,105
Acquisition and integration costs	(1,542)	-	(1,542)
Restructuring (charges) recovery	13	(85)	98
Financing charges	-	-	-
Depreciation and amortization	(2,229)	(3,393)	1,164
Cash Operating Costs	$29,050	$26,367	$2,683

EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2015 and 2014:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2015	2014	$ Change
Net (loss) from continuing operations
attributable to Ballard	$(1,355)	$(17,467)	$16,112
Depreciation and amortization	1,536	1,448	88
Finance expense	208	234	(26)
Income taxes	(1)	(477)	476
EBITDA attributable to Ballard	$388	$(16,262)	$16,650
Stock-based compensation expense (recovery)	248	(367)	615
Acquisition and integration costs	902	-	902
Finance and other (income) loss	950	501	449
Gain on sale of intellectual property	(5,424)	-	(5,424)
Loss on sale of property, plant and equipment	-	71	(71)
Adjusted EBITDA	$(2,936)	$(16,057)	$13,121

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2015	2014	$ Change
Net (loss) from continuing operations
attributable to Ballard	$(5,815)	$(28,188)	$22,373
Depreciation and amortization	4,375	5,610	(1,235)
Finance expense	794	942	(148)
Income taxes	211	417	(206)
EBITDA attributable to Ballard	$(435)	$(21,219)	$20,784
Stock-based compensation expense	2,949	2,249	700
Acquisition and integration costs	1,542	-	1,542
Finance and other (income) loss	305	113	192
Gain on sale of intellectual property	(19,619)	-	(19,619)
Impairment of equity investment	-	149	(149)
Loss (gain) on sale of property, plant and equipment	(1)	73	(74)
Adjusted EBITDA	$(15,259)	$(18,635)	$3,376

Normalized Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs. The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three months and year ended December 31, 2015 and 2014.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Normalized Net Loss	2015	2014	$ Change
Net (loss) attributable to Ballard from continuing operations	$(1,355)	$(17,467)	$16,112
Impairment loss (recovery) on trade	(39)	6,159	(6,198)
receivables
Acquisition and integration costs	902	-	902
Gain on sale of intellectual property	(5,424)	-	(5,424)
Normalized Net Loss	$(5,916)	$(11,308)	$5,392
Normalized Net Loss per share	$(0.04)	$(0.09)	$0.05
(Expressed in thousands of U.S. dollars)	Year ended December 31,
Normalized Net Loss	2015	2014	$ Change
Net (loss) attributable to Ballard from continuing operations	$(5,815)	$(28,188)	$22,373
Impairment loss (recovery) on trade	(899)	6,206	(7,105)
receivables
Impairment of equity investment	-	149	(149)
Acquisition and integration costs	1,542	-	1,542
Gain on sale of intellectual property	(19,619)	-	(19,619)
Normalized Net Loss	$(24,791)	$(21,833)	$(2,958)
Normalized Net Loss per share	$(0.18)	$(0.17)	$(0.01)

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2015, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2015.

As Protonex was acquired in the last 365 days, we have limited the scope of our design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Protonex. Summary financial information of Protonex consolidated in our year ended December 31, 2015 consolidated financial statements are as follows:

Select Protonex financial information
(Expressed in thousands of U.S. dollars)	2015
Revenues	$3,397
Cash Operating Costs (1)	$1,518
Adjusted EBITDA (1)	$(260)
Net loss	$(652)
Cash used by operating activities	$(2,363)
Cash and cash equivalents	$303
Total assets	$17,802

[1]	Cash Operating Costs, Adjusted EBITDA, Normalized Net Loss and Normalized Net Loss per share are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2015.

Changes in internal control over financial reporting

During the year ended December 31, 2015, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form which remain substantively unchanged. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

A summary of our identified risks and uncertainties are as follows:

●	We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;
●	We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

●	A mass market for our products may never develop or may take longer to develop than we anticipate;
●	We have limited experience manufacturing fuel cell products on a commercial basis;
●	Warranty claims could negatively impact our gross margins and financial performance;
●	We may not be able to successfully execute our business plan;
●	Global macro-economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;
●	In our Heavy-Duty Motive market, we depend on Chinese customers for a majority of our revenues. Global macro-economic conditions, including significant and recent volatility in China’s capital markets, may adversely impact our Chinese customer’s access to capital and program plans which could adversely impact our business;

●	In our Technology Solutions market, we depend on a single customer for the majority of our revenues;
●	In our Material Handling market, we depend on a single customer for the majority of our revenues and on that customer’s internal stack development and commercialization plans;
●	We may not be able to successfully conclude and realize any benefits or value from our ongoing review of strategic alternatives for our Telecom Backup Power business;
●	In our Portable Power market, defense spending volatility could have an adverse impact on our business;
●	In our Portable Power market, defense acquisition process changes could have an adverse impact on our business;
●	Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;
●	We could be adversely affected by risks associated with acquisitions;
●	We are subject to risks inherent in international operations;
●	Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;
●	Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;
●	We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;
●	We are dependent on third party suppliers for the supply of key materials and components for our products and services;
●	We currently face and will continue to face significant competition;
●	We could lose or fail to attract the personnel necessary to run our business;
●	Public Policy and regulatory changes could hurt the market for our products;
●	We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success;
●	We could be liable for environmental damages resulting from our research, development or manufacturing operations; and
●	Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, controlling our costs, and obtaining the expected benefits arising from the Protonex acquisition. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product or service pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations including subsidies or incentives associated with the adoption of clean energy products; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; risks relating to the Company’s successful integration of Protonex and its operations, such as the loss of key personnel due to the transaction, the disruption to the operations of the Company and Protonex’ respective businesses, the cost of integration exceeding that projected by Ballard, and the integration failing to achieve the expected benefits of the transaction; risks related to our ongoing strategic review of our telecom backup power business, including our ability to identify, pursue and realize the benefits of strategic alternatives being explored by us (which could include possible joint ventures, strategic partnerships or alliances, a sale of the business or other possible transactions), as well as the risk that uncertainty relating to the strategic review process may impact our business, existing and future relationships with business partners and customers, and ability to attract and retain key employees; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

Consolidated Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Years ended December 31, 2015 and 2014

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2015. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Corporation acquired Protonex Technology Corporation (“Protonex”) during 2015, and management excludes from its assessment of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2015, Protonex’ internal control over financial reporting associated with total assets of $17,802,000 and total revenue of $3,397,000 included in the consolidated financial statements of the Corporation as of and for the year ended December 31, 2015 as Protonex was acquired in the last quarter of 2015.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2015. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“RANDALL MACEWEN”	“TONY GUGLIELMIN”

RANDALL MACEWEN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 25, 2016	February 25, 2016

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc.(“the Company”) as of December 31, 2015 and December 31, 2014 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Professional Accountants

February 24, 2016
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG Confidential

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in the Company’s Management and Discussion Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG Confidential

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired Protonex Technology Corporation during 2015, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, Protonex Technology Corporation’s internal control over financial reporting associated with total assets of $17.8 million and total revenues of $3.4 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2015. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Protonex Technology Corporation.

We also have audited, in accordance with Canadian general accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2015 and December 31, 2014, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended and our report dated February 24, 2016 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants

February 24, 2016
Vancouver, Canada

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2015	2014
Assets

Current assets:
Cash and cash equivalents		$40,049	$23,671
Trade and other receivables	9	25,484	13,146
Inventories	10	20,369	12,538
Prepaid expenses and other current assets		1,672	1,294
Total current assets		87,574	50,649

Non-current assets:
Property, plant and equipment	11	16,725	16,685
Intangible assets	12	16,329	24,151
Goodwill	13	40,562	36,291
Investments		6	6
Other long-term assets		135	167
Total assets		$161,331	$127,949

Liabilities and Equity

Current liabilities:
Trade and other payables	15	$17,220	$12,556
Deferred revenue and other recoveries		6,085	1,798
Provisions	16	5,368	9,010
Finance lease liability	17	1,011	1,008
Debt to Dantherm Power A/S non-controlling interests	18	504	529
Total current liabilities		30,188	24,901

Non-current liabilities:
Finance lease liability	17	6,723	9,226
Deferred gain on finance lease	17	3,829	4,274
Provisions	16	3,646	4,353
Employee future benefits	19	5,331	5,961
Total liabilities		49,717	48,715

Equity:
Share capital	20	948,213	914,786
Contributed surplus	20	293,332	288,533
Accumulated deficit		(1,127,655)	(1,121,671)
Foreign currency reserve		567	280
Total equity attributable to equity holders		114,457	81,928
Dantherm Power A/S non-controlling interests		(2,843)	(2,694)
Total equity		111,614	79,234
Total liabilities and equity		$161,331	$127,949

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Comprehensive Loss
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2015	2014
Revenues:
Product and service revenues		$56,463	$68,721
Cost of product and service revenues		46,489	58,475
Gross margin		9,974	10,246

Operating expenses:
Research and product development		16,206	14,294
General and administrative		10,594	10,450
Sales and marketing		7,428	7,265
Other expense	24	630	6,291
Total operating expenses		34,858	38,300

Results from operating activities		(24,884)	(28,054)
Finance (loss) and other	25	(305)	(113)
Finance expense	25	(794)	(942)
Net finance expense		(1,099)	(1,055)
Gain (loss) on sale of property, plant and equipment		1	(73)
Gain on sale of intellectual property	12	19,619	-
Impairment loss on investment		-	(149)
Loss before income taxes		(6,363)	(29,331)
Income tax expense	26	(211)	(417)
Net loss from continuing operations		(6,574)	(29,748)
Net earnings from discontinued operations	8	-	320
Net loss		(6,574)	(29,428)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	19	168	(2,863)
		168	(2,863)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		560	529
		560	529
Other comprehensive income (loss), net of tax		728	(2,334)
Total comprehensive loss		$(5,846)	$(31,762)

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Comprehensive Loss (cont’d)
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2015	2014
Net loss attributable to:
Ballard Power Systems Inc. from continuing operations	$(5,815)	$(28,188)
Ballard Power Systems Inc. from discontinued operations	-	320
Dantherm Power A/S non-controlling interest	(759)	(1,560)
Net loss	$(6,574)	$(29,428)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.	$(5,351)	$(30,460)
Dantherm Power A/S non-controlling interest	(495)	(1,302)
Total comprehensive loss	$(5,846)	$(31,762)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations	$(0.04)	$(0.22)
Discontinued operations	-	-
Net loss	$(0.04)	$(0.22)

Weighted average number of common shares outstanding	140,393,579	127,385,814

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, December 31, 2013	110,133,901	$866,574	$(118)	$296,368	$(1,091,187)	$9	$(1,392)	$70,254
Net loss	-	-	-	-	(27,868)	-	(1,560)	(29,428)
Acquisition of intangible assets	5,121,507	20,307	-	-	-	-	-	20,307
(note 12 and 20)
Warrants exercised (note 20)	7,939,937	12,299	-	-	-	-	-	12,299
Exercise of convertible promissory note	4,761,905	4,000	-	(4,000)	-	-	-	-
(note 20)
Sale of treasury shares (note 20)	-	-	118	-	247	-	-	365
RSUs redeemed (note 20)	583,084	866	-	(2,829)	-	-	-	(1,963)
Options exercised (note 20)	3,563,782	10,740	-	(3,946)	-	-	-	6,794
Share distribution plan	-	-	-	2,940	-	-	-	2,940
Other comprehensive income (loss):
Defined benefit plan actuarial loss	-	-	-	-	(2,863)	-	-	(2,863)
Foreign currency translation for	-	-	-	-	-	271	258	529
foreign operations
Balance, December 31, 2014	132,104,116	$914,786	$-	$288,533	$(1,121,671)	$280	$(2,694)	$79,234
Net loss	-	-	-	-	(5,815)	-	(759)	(6,574)
Non-dilutive financing (note 22)	-	-	-	3,347	-	-	-	3,347
Net Offering proceeds (note 20)	9,343,750	13,389	-	-	-	-	-	13,389
Acquisition (note 7)	11,415,704	13,699	-	-	-	-	-	13,699
Private placement (note 20)	3,322,479	4,987	-	-	-	-	-	4,987
DSUs redeemed (note 20)	83,619	354	-	(520)	-	-	-	(166)
RSUs redeemed (note 20)	119,627	203	-	(345)	-	-	-	(142)
Options exercised (note 20)	322,892	627	-	(239)	-	-	-	388
Warrants exercised (note 20)	125,000	168	-	-	-	-	-	168
Share distribution plan	-	-	-	2,556	-	-	-	2,556
Dantherm power NCI adjustment for	-	-	-	-	(337)	-	337	-
cancellation of Azure shares
Other comprehensive income (loss):
Defined benefit plan actuarial loss	-	-	-	-	168	-	-	168
Foreign currency translation for	-	-	-	-	-	287	273	560
foreign operations
Balance, December 31, 2015	156,837,187	$948,213	$-	$293,332	$(1,127,655)	$567	$(2,843)	$111,614

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2015	2014
Cash provided by (used in):

Operating activities:

Net loss for the year		$(6,574)	$(29,428)
Adjustments for:
Share-based compensation	20	2,950	2,249
Employee future benefits		278	182
Employee future benefits plan contributions		(740)	(253)
Depreciation and amortization		4,375	5,610
Gain on decommissioning liabilities		(602)	(282)
Loss (gain) on sale of property, plant and equipment		(1)	73
Gain on sale of intellectual property	12	(19,619)	-
Reversal of impairment loss on property, plant and equipment	8	-	(320)
Impairment loss on trade receivables	24	456	6,206
Impairment loss on investment		-	149
Unrealized loss on forward contracts		162	144
		(19,315)	(15,670)
Changes in non-cash working capital:
Trade and other receivables		410	(4,104)
Inventories		(5,550)	1,464
Prepaid expenses and other current assets		(166)	(434)
Trade and other payables		(1,344)	69
Deferred revenue and other recoveries		4,213	(4,356)
Warranty provision		(3,612)	2,360
		(6,049)	(5,001)
Cash used by operating activities		(25,364)	(20,671)

Investing activities:

Additions to property, plant and equipment		(2,282)	(829)
Net proceeds on sale of property, plant and equipment and other		1	-
Additions to and acquisition of intangible assets	12	(1,604)	(3,411)
Net proceeds on sale of intangible assets	12	29,475	-
Cash and cash equivalents acquired on acquisition of Protonex	7	1,464	-
Acquisition of Protonex	7	(3,772)	-
Cash provided by (used in) investing activities		23,282	(4,240)

Financing activities:

Proceeds on sale of treasury shares		-	365
Net payment of finance lease liabilities		(845)	(923)
Net proceeds on issuance of share capital from underwritten Offering	20	13,389	-
Net proceeds on issuance of share capital from private placement	20	4,987	-
Net proceeds on issuance of share capital from stock option exercises	20	388	6,794
Net proceeds on issuance of share capital from warrant exercises	20	168	12,299
Cash provided by financing activities		18,087	18,535

Effect of exchange rate fluctuations on cash and cash equivalents held		373	(254)

Increase (decrease) in cash and cash equivalents		16,378	(6,630)
Cash and cash equivalents, beginning of year		23,671	30,301
Cash and cash equivalents, end of year		$40,049	$23,671

Supplemental disclosure of cash flow information (note 28)
See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2015 comprise the Corporation and its subsidiaries (note 4(a)).

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2016.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

●	Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

●	Derivative financial instruments are measured at fair value; and

●	Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

11

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(d)	Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) on trade receivables, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 5.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern and whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations for the foreseeable future. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is ultimately dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.	Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements. The Corporation did not adopt any new accounting standard changes or amendments effective January 1, 2015 that had a material impact on these consolidated financial statements.

12

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. Certain prior year comparative figures have been reclassified to comply with current year presentation.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

		Percentage ownership
	2015	2014
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Corporation	100%	100%
Ballard Services Inc.	100%	100%
Dantherm Power A/S	57%	51.3%
Protonex Technology Corporation	100%	-

Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

On October 1, 2015, the Corporation acquired Protonex Technology Corporation (note 7), a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.

The Corporation acquired a 45% interest in Dantherm Power A/S on January 18, 2010. In August 2010, the Corporation acquired an additional 7% interest in Dantherm Power A/S and a further 5% interest in December 2012. On March 31, 2013, Azure Hydrogen Energy Science and Technology Corporation (“Azure”) acquired a 10% ownership interest in Dantherm Power A/S, which reduced the Corporation’s interest from 57% to 51.3%. On June 8, 2015, the Corporation agreed to a mutual release with Azure whereby each party mutually released and forever discharged each other from any and all liability arising from the prior year’s licensing agreements. Pursuant to the Azure Mutual Release Agreement, Azure returned its 10% ownership position in Dantherm Power to Dantherm Power for $nil proceeds, upon which the shares were cancelled by Dantherm Power on June 17, 2015.

13

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(a)	Basis of consolidation (cont’d):

Following the Azure Mutual Release Agreement, the Corporation’s controlling ownership position in Dantherm Power was increased from 52% to 57%. The remaining 43% interest is held by Dantherm A/S. As the Corporation obtained control over Dantherm Power A/S as of the date of acquisition of the initial 45% interest, Dantherm Power A/S has been consolidated since acquisition on January 18, 2010. Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

(b)	Foreign currency:

	(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

	(ii)	Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(c)	Financial instruments:

	(i)	Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

14

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(i) Financial assets (cont’d)

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations and platinum price fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges (note 4 (c)(iv)).

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with original maturities of three months or less and are initially measured at fair value, and subsequently measured at amortized cost, which approximates fair value due to the short-term and liquid nature of these assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

15

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

	(i)	Financial assets (cont’d)

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

	(ii)	Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

	(iii)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

	(iv)	Derivative financial instruments, including hedge accounting

The Corporation periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.

16

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting (cont’d)

If designated in a qualifying hedge relationship, on initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

17

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting (cont’d)

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, or is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(d)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e)	Property, plant and equipment:

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

18

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(e)	Property, plant and equipment (cont’d):

	(ii)	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Corporation.

	(iii)	Depreciation

Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between finance expense and the reduction of the outstanding liability. Finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

19

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(f)	Leases (cont’d):

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)	Goodwill and intangible assets:

(i) Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development

Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets	Intangible assets, including patents and trademarks, that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill, is recognized in profit or loss as incurred.

(iii)	Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

Internally generated intangible assets	5 years
Patents, know-how and in-process research & development	5 to 20 years
Trademarks and service marks	15 years
Domain names	15 years
Customer base and relationships	10 years
Acquired non-compete agreements	1 year

20

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(g)	Goodwill and intangible assets (cont’d):

	(iii)	Amortization (cont’d)

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(h)	Impairment:

	(i)	Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

	(ii)	Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.

21

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(h)	Impairment (cont’d):

(ii) Non-financial assets (cont’d)

The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.

22

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(j)	Revenue recognition:

The Corporation generates revenues primarily from product sales and services, the license and sale of intellectual property, and the provision of engineering services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property license and sale revenues are derived primarily from licensing and sale agreements and from long-term fixed price contracts. Engineering service revenue is derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties.

On standard licensing and sale agreements, revenues are recognized on the transfer of rights to the licensee if: (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the Corporation has no remaining obligations to perform. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

23

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(k)	Finance income and expense:

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance expense comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

(l)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)

Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

 24

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(m)

Employee benefits (cont’d):

Defined benefit plans

A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income. Remeasurements recognized in other comprehensive income are not recycled through profit or loss in subsequent periods.

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

25

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(m)

Employee benefits (cont’d):

Termination benefits

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)

Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 20. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

26

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(o)

Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

(p)

Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)

Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

5.

Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

27

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(a)

Revenue recognition:

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(b)

Asset impairment:

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

28

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(b)

Asset impairment (cont’d):

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s operating segments.

(c)

Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)

Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an negative impact on the value of inventory on hand, appropriate provision are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

29

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(e)

Impairment loss (recoveries) on trade receivables:

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of trade and other receivables and establishing the appropriate provision for doubtful accounts, management performs regular reviews to estimate the likelihood that trade and other receivables will ultimately be collected in a timely manner. Where management determines that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required.

(f)

Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(g)

Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

6.

Recent accounting pronouncements and future accounting policy changes:

The Corporation did not adopt any new accounting standard changes or amendments in 2015 that had a material impact on the Corporation’s financial statements.

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years.

30

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont’d):

(a)

IFRS 11 (Amendments) – Business Combination Accounting for Interests in a Joint Operation

On May 6, 2014, the IASB issued amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Corporation intends to adopt the amendments to IFRS 11 in its financial statements for the fiscal year beginning on January 1, 2016. The Corporation does not expect the amendments to have a material impact on the financial statements.

(b)

IAS 16 and IAS 38 (Amendments) – Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendment made to IAS 16 explicitly state that revenue-based methods of depreciation cannot be used for property, plant and equipment. This is because such methods reflect factors other than the consumption of economic benefits embodied in the asset. The amendments in IAS 38 introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption could be overcome only when revenue and consumption of the economic benefits of the intangible asset are highly correlated or when the intangible asset is expressed as a measure of revenue.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Corporation intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the fiscal year beginning on January 1, 2016. The Corporation does not expect the amendments to have a material impact on the financial statements.

(c)

Annual Improvements to IFRS (2012 – 2014) Cycle

On September 25, 2014, the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. Amendments were made to clarify the following in their respective standards:

●Changes in method for disposal under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations;

●“Continuing involvement” for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7 Financial Instruments: Disclosures;

●Discount rate in a regional market sharing the same currency under IAS 19 Employee Benefits; and

●Disclosure of information “elsewhere in the interim financial report” under IAS 34 Interim Financial Reporting;

31

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont’d):

(c)

Annual Improvements to IFRS (2012 – 2014) Cycle (cont’d)

The amendments will apply for annual periods beginning on or after January 1, 2016. Each of the amendments has its own specific transition requirements. The Corporation intends to adopt the amendments in its financial statements for the fiscal year beginning on January 1, 2016. The Corporation does not expect the amendments to have a material impact on the financial statements.

(d)

IAS 1 (Amendments) – Disclosure Initiative

On December 18, 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2016. The Corporation intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the fiscal year beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

(e)

IFRS 15 – Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

32

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont’d):

(f)

IFRS 9 – Financial Instruments

On July 24, 2014, the IASB issued the complete IFRS 9 Financial Instruments (“IFRS 9 (2014)”). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

The standard introduces additional changes relating to financial liabilities.

It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Corporation intends to adopt IFRS 9 (2014) in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(g)

IFRS 16 – Leases

On January 13, 2016, the IASB issued IFRS 16 Leases. IFRS 16 standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.

33

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont’d):

(g)

IFRS 16 – Leases (cont’d)

The new standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers as at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IFRS 17 Leases. The Corporation intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

7.

Acquisition:

On October 1, 2015, the Corporation completed the acquisition of Protonex, a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. As consideration for the transaction, the Corporation assumed and paid certain of Protonex’ debt obligations and transaction costs on closing of $3,772,000, and issued 11,415,704 of Ballard shares at fair value of $1.20 per share at a total value of $13,699,000, for total purchase consideration of $17,471,000. The fair value of the Corporation’s 11,415,704 common shares has been measured for accounting purposes using the closing price of the Ballard common shares on the day immediately preceding the acquisition date.

The acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. As such, consideration given by the Corporation to acquire Protonex has been allocated to the assets acquired, and the liabilities assumed, based on their fair values as of the acquisition date of October 1, 2015.

The fair value of purchase consideration is as follows:

Total Ballard shares issued on closing	11,415,704
Ballard Share Price pre-closing	$1.20
Fair value of Ballard shares	$13,699
Cash paid to Protonex for transaction costs assumed	1,397
Cash paid direct to lender to settle Protonex debt obligations	2,375
Total cash paid	3,772
Total purchase consideration	$17,471

34

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Acquisition (cont’d):

In accordance with IFRS 3, the identifiable assets acquired and liabilities assumed as part of a business combination are recognized separately from goodwill at the acquisition date if they meet the definition of an asset or liability and are exchanged as part of the business combination. The identifiable assets acquired and liabilities assumed are then measured at their acquisition date fair values based on the contractual terms, economic conditions, the Corporation’s operating and accounting policies and other pertinent conditions as of the acquisition date. The fair value review of Protonex’ assets and liabilities commenced with a review of the carrying amount of each respective asset and liability. The carrying amounts of all assets and liabilities were audited as of September 30, 2015 (the former fiscal year-end of Protonex) and included confirmation of existence and a review of potential impairment of all significant assets and a review for completeness of all liabilities. Each asset and liability was then reviewed and measured for potential fair value adjustments from carrying cost to arrive at each asset and liability’s preliminary fair value as of the acquisition date of October 1, 2015.

The preliminary fair values of assets acquired and liabilities assumed are as follows:

Net assets acquired:
Cash and cash equivalents	$1,464
Accounts receivable	558
Inventory	2,330
Other current assets	167
Property, plant and equipment	1,223
Intangible assets	11,138
Goodwill	4,272
Other long-term assets	22
Accounts payable and accrued liabilities	(2,676)
Deferred revenue	(275)
Accrued warranty obligations	(47)
Payable to Ballard Power	(703)
Other long-term liabilities	(2)
Total purchase consideration	$17,471

The goodwill of $4,272,000 resulting from the acquisition consists largely of the expectation that the acquisition will complement the Corporation’s Fuel Cell Products and Services growth platform by delivering strategic benefits in diversification, growth, scale, and profitability.

35

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Acquisition (cont’d):

Identified intangible assets of $11,138,000 consist of the following and are being amortized based on the following useful lives:

		Estimated
Fair value (preliminary) of Identified Intangible Assets		Useful Life
Patents, know-how and in-process research & development	$8,973	20 years
Customer base and relationships	986	10 years
Trademarks and service marks	1,135	15 years
Domain names	17	15 years
Non-compete agreements	27	1 year
	$11,138

The amount of revenue and net loss attributable to Protonex included in the consolidated statement of loss from the acquisition date, through the period ended December 31, 2015 was $3,397,000 and ($652,000), respectively.

The following table presents the unaudited pro forma results for the year ended December 31, 2015. The proforma financial information combines the results of operations of Ballard Power Systems Inc. and Protonex as though the businesses had been combined as of the beginning of fiscal 2015. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2015. The pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, based on the values assigned in the preliminary purchase price allocation.

December 31,
2015
Proforma Information:
Revenue	$62,535
Loss from operations	(27,315)
Net loss	(9,614)
Basic loss per share (in dollars)	$(0.06)

Acquisition costs of $1,542,000 were incurred in 2015 as a result of the transaction, and are recognized in other (expense).

36

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.	Discontinued operations – Disposition of Material Products division:

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for net cash proceeds of $9,085,000 after deducting for working capital adjustments, broker’s commissions and expenses, and legal and other expenses.

In March 2014, the Corporation received additional proceeds of $320,000 payable through a product credit in 2014 and 2015 for fuel cell gas diffusion layers based on 2013 results of the former Material Products division. The additional proceeds payable have been recorded as a reversal of previously recorded impairment losses on property, plant and equipment, and were recorded in net earnings from discontinued operations in 2014. As of March 31, 2015, the additional proceeds had been fully paid through the product credit. The former Material Products division has been classified and accounted for as a discontinued operation.

9.	Trade and other receivables:

		December 31,	December 31,
		2015	2014
	Trade receivables	$23,664	$11,216
	Other	1,820	1,930
		$25,484	$13,146

10.	Inventories:

	December 31,	December 31,
	2015	2014
Raw materials and consumables	$15,289	$10,605
Work-in-progress	739	821
Finished goods	3,388	914
Service inventory	953	198
	$20,369	$12,538

In 2015, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $17,905,000 (2014 - $22,628,000).

In 2015, the write-down of inventories to net realizable value amounted to $855,000 (2014 - $1,392,000) and the reversal of previously recorded write-downs amounted to $239,000 (2014 - $nil), resulting in a net write-down of $616,000 (2014 - $1,392,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

37

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Property, plant and equipment:

	December 31,	December 31,
Net carrying amounts	2015	2014
Building under finance lease	$7,443	$8,255
Computer equipment	826	443
Furniture and fixtures	229	31
Furniture and fixtures under finance lease	26	90
Leasehold improvements	2,741	2,994
Production and test equipment	4,506	3,381
Production and test equipment under finance lease	954	1,491
	$16,725	$16,685

		Additions			Effect of
	December 31,	through			movements in	December 31,
Cost	2014	Acquisition	Additions	Disposals	exchange rates	2015
Building under finance lease	$12,180	$-	$-	$-	$-	$12,180
Computer equipment	4,600	165	428	(49)	(11)	5,133
Furniture and fixtures	685	83	137	(3)	(11)	891
Furniture and fixtures under	317	-	-	-	-	317
finance lease
Leasehold improvements	8,779	350	95	(105)	(40)	9,079
Production and test equipment	29,308	625	1,622	(364)	(9)	31,182
Production and test equipment	3,667	-	-	-	-	3,667
under finance lease
	$59,536	$1,223	$2,282	$(521)	$(71)	$62,449

During 2015, additions through acquisition of property, plant and equipment relate to the acquisition of Protonex on October 1, 2015 (note 7).

				Effect of
Accumulated depreciation and	December 31,			movements in	December 31,
impairment loss	2014	Depreciation	Disposals	exchange rates	2015
Building under finance lease	$3,925	$812	$-	$-	$4,737
Computer equipment	4,157	210	(49)	(11)	4,307
Furniture and fixtures	654	21	(3)	(10)	662
Furniture and fixtures under finance lease	227	64	-	-	291
Leasehold improvements	5,785	589	-	(36)	6,338
Production and test equipment	25,927	1,123	(365)	(9)	26,676
Production and test equipment under	2,176	537	-	-	2,713
finance lease
	$42,851	$3,356	$(417)	$(66)	$45,724

38

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Property, plant and equipment (cont’d):

				Effect of
	December 31,			movements in	December 31,
Cost	2013	Additions	Disposals	exchange rates	2014
Building under finance lease	$12,180	$-	$-	$-	$12,180
Computer equipment	4,581	227	(193)	(15)	4,600
Furniture and fixtures	688	18	(7)	(14)	685
Furniture and fixtures under finance lease	317	-	-	-	317
Leasehold improvements	9,043	11	(224)	(51)	8,779
Production and test equipment	29,390	599	(669)	(12)	29,308
Production and test equipment under	3,667	-	-	-	3,667
finance lease
	$59,866	$855	$(1,093)	$(92)	$59,536

				Effect of
Accumulated depreciation and	December 31,			movements in	December 31,
impairment loss	2013	Depreciation	Disposals	exchange rates	2014
Building under finance lease	$3,113	$812	$-	$-	$3,925
Computer equipment	4,207	157	(193)	(14)	4,157
Furniture and fixtures	652	22	(7)	(13)	654
Furniture and fixtures under finance lease	164	63	-	-	227
Leasehold improvements	5,216	612	-	(43)	5,785
Production and test equipment	25,026	1,482	(572)	(9)	25,927
Production and test equipment under	1,543	633	-	-	2,176
finance lease
	$39,921	$3,781	$(772)	$(79)	$42,851

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment (note 17).

Impairment loss

There were no impairment losses or reversals of previously recorded impairment losses recognized against property, plant and equipment used for continuing operations in 2015 and 2014. In 2014, a $320,000 reversal of previously recognized impairment losses was recorded against property, plant and equipment used for discontinued operations based on the additional proceeds received from the disposition of the former Material Products division (note 8).

39

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Intangible assets:

	December 31,	December 31,
Net carrying amounts	2015	2014
Intellectual property acquired from UTC	$2,757	$22,273
Intellectual property acquired from Idatech, LLC	914	1,491
Intellectual property acquired from H2 Logic A/S	301	387
Intellectual property acquired from Protonex (note 7)	10,975	-
Internally generated intellectual assets	1,382	-
	$16,329	$24,151

Intangible assets		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2014	$46,329	$43,613	$2,716
Additions to and acquisition of intangible assets	23,718	-	23,718
Amortization expense	-	2,283	(2,283)
Disposals	(519)	(519)	-
At December 31, 2014	69,528	45,377	24,151
Additions to and acquisition of intangible assets	12,742	-	12,742
Amortization expense	-	1,464	(1,464)
Disposals	(20,202)	(1,102)	(19,100)
At December 31, 2015	$62,068	$45,739	$16,329

Amortization expense on intangible assets is allocated to research and product development expense. In 2015, amortization of $1,464,000 (2014 - $2,283,000) was recorded. There were no impairment losses recorded in 2015 and 2014.

Sale of Intellectual Property to Volkswagen

On February 11, 2015, the Corporation entered into a transaction (“Volkswagen IP Agreement”) with Volkswagen Group (“Volkswagen”) to transfer to Volkswagen in two separate transactions the automotive-related portion of the UTC Portfolio, in exchange for total payments of $50,000,000:

(i)	On the closing of the initial transaction on February 23, 2015, the Corporation transferred ownership of the automotive-related patents and patent applications of United Technologies Corporation (the “UTC Portfolio”) in exchange for $40,000,000. This receipt triggered a 25%, or $10,000,000, license fee payment to UTC. Although ownership of the patents and patent applications was transferred to Volkswagen, the Corporation received a royalty-free back-license to all the transferred patents and patent applications for use in all of the Corporation’s non-automotive applications, in bus applications, and in certain limited pre-commercial automotive applications.

40

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Intangible assets (cont’d):

	(ii)	On December 2, 2015, the Corporation sold a copy of the automotive-related know-how of the UTC Portfolio for consideration receivable of $10,000,000. This has been recorded in accounts receivable at December 31, 2015. This receipt triggered a 9%, or $900,000, payable to UTC. On the closing of the sale of a copy of the know-how, the Corporation retained full ownership of the know-how, including the right to sell additional copies of the know-how to third parties as well as retaining the right to use the know-how in all of the Corporation’s applications.

On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio on February 23, 2015, the Corporation recognized a gain on sale of intellectual property of $14,195,000 on net proceeds of $29,475,000.

Gross proceeds	$40,000
Less: License fee	(10,000)
Disposition costs	(525)
Net proceeds	29,475
Less: Net book value of disposed intellectual property	(15,280)
Gain on sale of intellectual property	$14,195

On the closing of the sale of a copy of the automotive-related know-how on December 2, 2015, the Corporation recognized a gain on sale of intellectual property of $5,424,000 on net receivable proceeds of $9,244,000.

Gross proceeds	$10,000
Less: License fee	(900)
Disposition recovery (costs)	144
Net proceeds	9,244
Less: Net book value of disposed intellectual property	(3,820)
Gain on sale of intellectual property	$5,424

The net book value of disposed intellectual property related to the two transactions of $19,100,000 represents the decline in value of the underlying UTC intellectual property assets as Ballard is no longer able to effectively monetize the automotive intellectual property assets through future intellectual property licensing and royalty transactions.

UTC Intellectual Property Acquisition

On April 24, 2014, the Corporation acquired the UTC Portfolio for total consideration of $22,307,000. The acquired UTC Portfolio assets consist of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology.

41

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Intangible assets (cont’d):

As consideration for the UTC Portfolio, UTC received 5,121,507 of the Corporation’s common shares valued at $20,307,000, $2,000,000 in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion of royalties, typically 25%, on the Corporation’s future intellectual property sale or licensing income generated from the combined intellectual property portfolio for a period of 15 years to April 2029. Since the acquisition, an additional $209,000 (2014 - $981,000) has been incurred to prepare the intellectual property for use, which has been capitalized.

Internally Generated Intangible Assets

In 2015, the Corporation commenced development of two new configurations of its fuel cell module for heavy-duty motive applications. The two new product configurations are expected to deliver net power of 30kW and 60kW, respectively, in addition to ongoing development of its 90kW application. The Corporation has assessed its development expenditure on these product configurations to be internally generated intangible assets. During 2015, total development expenditures of $1,395,000 have been capitalized at cost. The estimated useful life has been assessed as five years. In 2015, amortization of $13,000 (2014 - $nil) was recorded on these assets.

After the conclusion of the Volkswagen Agreement, the net carrying amount of the remaining intangible assets of the UTC Portfolio of $2,757,000 as of December 31, 2015 consists of certain stationary related fuel cell intellectual property assets and the royalty-free back-license from Volkswagen to utilize the entire UTC Portfolio in the Corporation’s bus and non-automotive applications and in certain limited pre-commercial purposes for automotive applications. The estimated useful life of the remaining UTC Portfolio has been reassessed from approximately fourteen years to seven years, and will be amortized over seven years from the date of the Volkswagen IP Agreement.

13.	Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 29).

Fuel Cell Products and Services

As of December 31, 2015, the aggregate carrying amount of the Corporation’s goodwill is $40,562,000 (2014 - $36,291,000).

The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

42

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Goodwill (cont’d):

The Corporation’s fair value test is in effect a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2015 based on the average closing share price in the month of December, adding a reasonable estimated control premium of 25% to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and deducting the estimated costs to sell from this enterprise value, arriving at the fair value of the Fuel Cell Products and Services segment. Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2015.

In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products and Services segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. The Corporation’s value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 27% from 2016 to 2021; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 10. The value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that determined under the fair value, less costs to sell, assessment.

As the recoverable amount of the Fuel Cell Products and Services segment was determined to be greater than its carrying amount, no impairment loss was recorded in 2015.

14.	Bank facilities:

The Corporation has certain bank facilities available to it, which are secured by a hypothecation of the Corporation’s cash and cash equivalents.

Bank Operating Line

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $7,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line can be utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank.

There was no activity under the Bank Operating Line in 2015, and there were no outstanding amounts payable on the Bank Operating Line as of December 31, 2015 and 2014.

43

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Bank facilities (cont’d):

Leasing Facility

The Corporation also has a CDN $1,830,770 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (notes 11 & 17). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions.

At December 31, 2015, $510,000 (2014 - $1,061,000) was outstanding on the Leasing Facility which is included in the finance lease liability (note 17). The remaining $7,224,000 finance lease liability relates to the lease of the Corporation’s head office building.

Forward Contract Facility

The Corporation also has a CDN $5,000,000 demand revolving line (“Forward Contract Facility”), which is available for use when the Corporation purchases forward foreign exchange contracts or forward platinum contracts used to hedge against currency and platinum price fluctuations, respectively.

Periodically, the Corporation uses forward foreign exchange and forward platinum purchase contracts to manage exposure to currency rate fluctuations and platinum price fluctuations. These contracts are recorded at their fair value as either assets or liabilities on the balance sheet. Any changes in fair value are either (i) recorded in the statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statement of operations if either not designated, or not qualified, under hedge accounting criteria.

At December 31, 2015, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $10,750,000 at an average rate of 1.33 CDN per U.S. dollar, resulting in an unrealized loss of $392,000 at December 31, 2015. The outstanding foreign exchange currency contracts are not qualified under hedge accounting. The Corporation did not have any outstanding foreign exchange currency contracts at December 31, 2014.

15.	Trade and other payables:

	December 31,	December 31,
	2015	2014
Trade accounts payable	$9,030	$6,031
Compensation payable	4,137	2,948
Other liabilities	3,641	3,260
Taxes payable	412	317
	$17,220	$12,556

44

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Provisions:

		Warranty	Decommissioning
Balance	Restructuring	provision	liabilities	Total
At January 1, 2014	$237	$6,582	$4,857	$11,676
Provisions made during the year	78	6,258	129	6,465
Provisions used during the year	(226)	(1,562)	-	(1,788)
Provisions reversed during the year	-	(1,843)	(222)	(2,065)
Effect of movements in exchange rates	(11)	(503)	(411)	(925)
At December 31, 2014	78	8,932	4,353	13,363
Provisions acquired through acquisition	-	47	-	47
Provisions made during the year	-	1,171	110	1,281
Provisions used during the year	(47)	(2,473)	-	(2,520)
Provisions reversed during the year	(24)	(1,620)	(104)	(1,748)
Effect of movements in exchange rates	-	(696)	(713)	(1,409)
At December 31, 2015	$7	$5,361	$3,646	$9,014

Current	$7	$5,361	$-	$5,368
Non-current	-	-	3,646	3,646
	$7	$5,361	$3,646	$9,014

Restructuring

Restructuring charges relate to minor restructurings focused on overhead cost reductions and relate primarily to employee termination benefits. Restructuring charges are recognized in other expense.

Warranty provision

During 2015, the Corporation acquired $47,000 of warranty provisions through business combinations (2014 – $nil). It also recorded $1,171,000 of warranty provisions (2014 - $6,258,000) of which $890,000 related to new product sales (2014 - $1,020,000) and $281,000 related to upward warranty adjustments (2014 - $5,238,000). This was offset by warranty expenditures of $2,473,000 (2014 - $1,562,000) and downward warranty adjustments of $1,620,000 (2014 - $1,843,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. The remaining $696,000 reduction to the warranty provision related to the effect of movements in exchange rates (2014 – $503,000).

Decommissioning liabilities

Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations in Burnaby, British Columbia, comprising the Corporation’s head office building and manufacturing facilities, and are related to estimated site restoration obligations at the end of their respective lease terms. The Corporation has made certain modifications to the leased buildings to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructures of the leased buildings to their original states of when the respective leases were entered.

45

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Provisions (cont’d):

Decommissioning liabilities (cont’d)

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building and manufacturing facility. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2.15% per annum (2014 – 2.0%).

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the two buildings as of December 31, 2015. Based on the assessment, a $104,000 (2014 - $222,000) reduction of the provision was recorded against decommissioning liabilities, which was offset in part by accretion costs of $110,000 (2014 - $129,000). The total undiscounted amount of the estimated cash flows required to settle the obligation for one of the buildings is $1,606,000 (2014 - $1,979,000) which is expected to be settled at the end of the lease term in 2025. The total undiscounted amount of the estimated cash flows required to settle the obligation for the second building is $2,639,000 (2014 - $3,226,000), which is expected to be settled at the end of the operating lease term of 2019. The net discounted amount of estimated cash flows required to settle the obligations for both buildings is $3,646,000 as at December 31, 2015 (2014 - $4,353,000).

17.	Finance lease liability:

The Corporation leases certain assets under finance lease agreements (note 17). The finance leases have imputed interest rates ranging from 3.00% to 7.35% per annum and expire between June 2016 and February 2025.

Finance lease liabilities are payable as follows:

			Present value of
	Future minimum		minimum lease
At December 31, 2015	lease payments	Interest	payments
Less than one year	$1,524	$513	$1,011
Between one and five years	4,181	1,617	2,564
More than five years	4,830	671	4,159
	$10,535	$2,801	$7,734

Current			$1,011
Non-current			6,723
			$7,734

46

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Finance lease liability (cont’d):

			Present value of
	Future minimum		minimum lease
At December 31, 2014	lease payments	Interest	payments
Less than one year	$1,680	$672	$1,008
Between one and five years	5,423	2,144	3,279
More than five years	7,145	1,198	5,947
	$14,248	$4,014	$10,234

Current			$1,008
Non-current			9,226
			$10,234

At December 31, 2015, $510,000 (2014 - $1,061,000) was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $7,224,000 (2014- $9,173,000) finance lease liability relates to the lease of the Corporation’s head office building.

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At December 31, 2015, the outstanding deferred gain was $3,829,000 (2014 – $4,274,000).

18.	Debt to Dantherm Power A/S non-controlling interests:

Dantherm Power has received financing from its non-controlling partner in the form of a revolving credit facility. The revolving credit facility makes available a revolving facility to Dantherm Power of a maximum aggregate amount of DKK 2,977,975 ($433,000) from the non-controlling partner, Dantherm A/S. Interest is accrued at 6% and the facility matures on December 31, 2016. At December 31, 2015, the total principal and interest outstanding on the revolving credit facility was $504,000 (2014 – $529,000).

19.	Employee future benefits:

	December 31,	December 31,
	2015	2014
Net defined benefit pension plan liability	$5,116	$5,701
Net other post-retirement benefit plan liability	215	260
Employee future benefits	$5,331	$5,961

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

47

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2015. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2016.

The Corporation expects contributions of approximately $750,000 to be paid to its defined benefit plans in 2016.

The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in net income is recorded in finance income (loss) and other.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2015	2014	2015	2014	2015	2014
Balance at January 1	$16,167	$13,703	$(10,466)	$(10,667)	$5,701	$3,036
Included in profit or loss
Current service cost	58	38	-	-	58	38
Interest cost (income)	663	654	(438)	(512)	225	142
Benefits payable	-	-	-	-	-	-
	721	692	(438)	(512)	283	180
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	(212)	830	-	-	(212)	830
Financial assumptions	(620)	1,462	-	-	(620)	1,462
Experience adjustment	116	108	-	-	116	108
Return on plan assets excluding interest	-	-	588	325	588	325
income
Plan expenses	(40)	(57)	40	57	-	-
	(756)	2,343	628	382	(128)	2,725
Other
Contributions paid by the employer	-	-	(740)	(240)	(740)	(240)
Benefits paid	(553)	(571)	553	571	-	-
	(553)	(571)	(187)	331	(740)	(240)
Balance at December 31	$15,579	$16,167	$(10,463)	$(10,466)	$5,116	$5,701

48

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2015	2014	2015	2014	2015	2014
Balance at January 1	$260	$133	$-	$-	$260	$133
Included in profit or loss
Interest cost (income)	8	2	-	-	8	2
	8	2	-	-	8	2
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Financial assumptions	(25)	144	-	-	(25)	$144
Experience adjustment	(15)	(6)	-	-	(15)	(6)
	(40)	138	-	-	$(40)	138
Other
Contributions paid by the employer	-	-	(13)	(13)	(13)	(13)
Benefits paid	(13)	(13)	13	13	-	-
	(13)	(13)	-	-	(13)	(13)
Balance at December 31	$215	$260	$-	$-	$215	$260

Pension plan assets comprise:

			2015	2014
Cash and cash equivalents			1%	1%
Equity securities			62%	22%
Debt securities			37%	77%
Total			100%	100%

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

		2015		2014
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.44%	3.89%	4.18%	3.53%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

		2015		2014
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.18%	3.53%	4.87%	2.03%
Rate of compensation increase	n/a	n/a	n/a	n/a

49

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

The assumed health care cost trend rates applicable to the other benefit plan at December 31 were as follows:
	2015	2014
Initial medical health care cost trend rate	7.5%	7.0%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2020	2018
Year that the dental rate reaches the rate it is assumed to remain at	2015	2013

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

20.	Equity:

(a)	Share capital:

Authorized and issued:

Unlimited number of common shares, voting, without par value.
Unlimited number of preferred shares, issuable in series.

Offering:

On July 7, 2015, the Corporation closed an underwritten offering (“Offering”) of 9,343,750 common shares at a price of $1.60 per share for gross proceeds of $14,950,000. Net cash proceeds to Ballard were $13,389,000, after deducting underwriting discounts, commissions and other offering expenses.

Gross July Offering proceeds (9,343,750 shares at $1.60 per share)	$14,950
Less: Underwriting expenses	(1,047)
Less: Other financing expenses	(514)
Net July Offering proceeds	$13,389

Acquisition:

On October 1, 2015, the Corporation completed the acquisition of Protonex (note 7). On closing of the transaction, the Corporation assumed and paid certain of Protonex’ debt obligations and transaction costs of $3,772,000, and issued 11,415,704 shares at fair value of $1.20 per share, or $13,699,000.

Private placement:

On November 10, 2015, the Corporation closed a private placement strategic equity investment with Nisshinbo Holdings Inc. (“Nisshinbo”) of 3,322,479 common shares issued from treasury at $1.5049 per share for gross proceeds of $5,000,000.

50

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

Gross Nisshinbo Offering proceeds (3,322,479 shares at $1.5049 per share)	$5,000
Less: Legal expenses	(13)
Net Nisshinbo Offering proceeds	$4,987

Acquisition of intangible assets:

On April 24, 2014, the Corporation issued 5,121,507 of its common shares valued at $20,306,775 to UTC as part of the consideration for acquired intellectual property assets (note 12).

At December 31, 2015, 156,837,187 common shares were issued and outstanding (2014 – 132,104,116).

(b)	Share purchase warrants:

	Exercise price of	Exercise price of	Total
Warrants Outstanding	$1.50	$2.00	Warrants
At January 1, 2014	7,275,000	2,587,500	9,862,500
Warrants exercised in 2014	(7,027,437)	(912,500)	(7,939,937)
At December 31, 2014	247,563	1,675,000	1,922,563
Warrants exercised in 2015	(125,000)	-	(125,000)
At December 31, 2015	122,563	1,675,000	1,797,563

During 2015, 125,000 warrants were exercised for an equal amount of common shares for net proceeds of $168,000. During 2014, 7,939,937 warrants were exercised for an equal amount of common shares for net proceeds of $12,299,000.

At December 31, 2015, 1,797,563 share purchase warrants were issued and outstanding (2014 – 1,922,563).

(c)	Convertible promissory note:

On March 28, 2013, the Corporation completed an agreement with Anglo American Platinum Limited (“Anglo”), under which Anglo invested $4,000,000 in the Corporation through its Platinum Group Metals Development Fund, to support continued development and commercial advancement of the Corporation’s fuel cell products in target market applications. The investment took the form of a 5-year non-interest bearing convertible promissory note (“Note”). The Note may be repaid in the form of the Corporation’s common shares at Anglo’s option on or before the loan maturity date of April 1, 2018. The conversion, or repayment price, was set at a fixed price of $0.84 per share which was equal to a 20% discount to the market price of the shares on the closing date of the agreement.

In March 2014, Anglo exercised its option and converted the Note into 4,761,905 common shares. The conversion right and $4,000,000 proceeds received in 2013 were accounted for as a single equity instrument and originally recorded in contributed surplus, which has been reclassified to share capital upon the issuance of the common shares in March 2014.

51

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(d)	Share options:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

As at December 31, options outstanding from the consolidated share option plan were as follows:

	Options for	Weighted average
Balance	common shares	exercise price
At January 1, 2014	6,972,102	$2.54
Options granted	1,417,507	3.25
Options exercised	(3,563,782)	1.83
Options forfeited	(153,236)	2.73
Options expired	(356,164)	7.42
At December 31, 2014	4,316,427	2.65
Options granted	2,306,635	2.02
Options exercised	(322,892)	1.13
Options forfeited	(349,336)	2.46
Options expired	(445,334)	4.11
At December 31, 2015	5,505,500	$2.10

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2015:

	Options outstanding			Options exercisable
		Weighted average	Weighted
		remaining	average		Weighted
	Number	contractual life	exercise	Number	average
Range of exercise price	outstanding	(years)	price	exercisable	exercise price
$0.59 - $0.97	769,509	4.0	$0.88	474,316	$0.88
$1.19 - $1.41	758,760	4.6	1.25	369,757	1.26
$1.52 - $2.18	2,292,974	5.8	2.02	702,505	1.72
$2.36 - $3.45	1,427,507	3.1	2.78	489,971	2.77
$4.18 - $6.10	256,750	0.2	5.23	256,750	5.23
	5,505,500	4.4	$2.10	2,293,299	$2.09

During 2015, 322,892 options were exercised for an equal amount of common shares for proceeds of $388,000. During 2014, 3,563,782 options were exercised for an equal amount of common shares for proceeds of $6,794,000.

52

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(d)	Share options (cont’d):

During 2015, options to purchase 2,306,635 common shares were granted with a weighted average fair value of $1.23 (2014 – 1,417,507 options and $1.74 fair value). The granted options vest annually over three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2015	2014
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	78%	69%
Risk-free interest rate	1%	1%

As at December 31, 2015, options to purchase 5,505,500 common shares were outstanding (2014 – 4,316,427). During 2015, compensation expense of $2,048,000 (2014 – $1,471,000) was recorded in net income based on the grant date fair value of the awards recognized over the vesting period.

(e)	Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2015, there were 8,748,294 (2014 – 7,334,927) shares available to be issued under this plan.

No compensation expense was recorded against income during the years ended December 31, 2015 and 2014 for shares distributed, and to be distributed, under the plan.

(f)	Deferred share units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2014	616,264
DSUs granted	295,579
At December 31, 2014	911,843
DSUs granted	160,062
DSUs exercised	(154,280)
At December 31, 2015	917,625

53

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(f)	Deferred share units (cont’d):

During 2015, $659,000 of compensation expense was recorded in net income, of which $265,000 related to DSUs granted during the year. The remaining $394,000 related to compensation expense expected to be earned for DSUs not yet issued.

During 2015, 154,280 DSUs were exercised for 83,619 common shares. During 2014, no DSUs were exercised.

During 2014, 295,579 DSUs were issued and $306,000 of compensation expense was recorded in net income relating to 96,269 DSUs granted during the year. For the remaining 199,310 DSUs granted during the year, estimated compensation expense of $737,000 was recorded in net income in 2013. Upon the issuance of the 199,310 DSUs in 2014, an $18,000 adjustment increasing net income was recorded.

As at December 31, 2015, 917,625 deferred share units were outstanding (2014 – 911,843).

(g)	Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 20(e)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2015 and 2014. In March 2014, the Corporation sold its remaining 65,441 treasury shares for proceeds of $118,000 as no RSUs remained outstanding under the market purchase RSU plan. As of December 31, 2014, the Corporation held no treasury shares.

		RSUs for common shares
	Share	Market
Balance	Distribution Plan	Purchase Plan	Total RSUs
At January 1, 2014	2,399,722	23,806	2,423,528
RSUs granted	588,372	-	588,372
RSUs exercised	(1,022,658)	-	(1,022,658)
RSUs forfeited	(41,453)	(23,806)	(65,259)
At December 31, 2014	1,923,983	-	1,923,983
RSUs granted	1,036,417	-	1,036,417
RSUs exercised	(206,333)	-	(206,333)
RSUs forfeited	(1,045,441)	-	(1,045,441)
At December 31, 2015	1,708,626	-	1,708,626

54

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(g)	Restricted share units (cont’d):

During 2015, 1,036,417 RSUs were issued (2014 – 588,372). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2015, compensation expense of $243,000 (2014 - $490,000) was recorded against income.

During 2015, 206,333 RSUs were exercised for 119,627 common shares. During 2014, 1,022,658 RSUs were exercised for 583,084 common shares.

As at December 31, 2015, 1,708,626 RSUs were outstanding (2014 – 1,923,983).

21.	Operating leases:

The Corporation leases a facility at its Burnaby, Canada location, which has been assessed as an operating lease. The facility has a lease term expiring in 2019, with renewal options after that date. During 2015, lease payments of $2,139,000 were expensed (2014 - $2,321,000).

At December 31, 2015, the Corporation is committed to payments under operating leases as follows:

Less than 1 year	$2,409
1-3 years	4,532
4-5 years	2,616
Thereafter	1,890
Total minimum lease payments	$11,447

22.	Commitments and contingencies:

In connection with the acquisition of intellectual property from UTC in April 2014 (note 12), the Corporation retains a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15 years expiring in April 2029.

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2015, no royalties have been incurred to date for this agreement.

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2015, no royalties have been incurred to date for this agreement.

55

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22.	Commitments and contingencies (cont’d):

On December 31, 2008, the Corporation completed a restructuring agreement (“Arrangement”) with Superior Plus Income Fund (“Superior Plus”), whereby the Corporation caused its entire business and operations, including all assets and liabilities, to be transferred to a new corporate entity, such that the new corporate entity held all of the same assets, liabilities, directors, management and employees as the Corporation formerly had under its old corporate entity, except for its tax attributes. The Arrangement included an indemnification agreement (the "Indemnity Agreement") which set out each party’s continuing obligations to the other including a provision for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of the Corporation’s Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. In 2015, an agreement was reached and the Corporation signed mutual releases with Superior Plus as to the full and final amount payable to the Corporation under the Indemnity Agreement and received additional cash proceeds of $3,347,000 in February 2016. The cash proceeds receivable have been recorded as a credit to shareholders’ equity as of December 31, 2015 consistent with the accounting for the original transaction in 2008.

At December 31, 2015, the Corporation has outstanding commitments aggregating up to a maximum of $432,000 (2014 - $232,000) relating primarily to purchases of property, plant and equipment.

23.	Personnel expenses:

Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

		December 31,	December 31,
		2015	2014
	Salaries and employee benefits	$47,762	$47,993
	Share-based compensation (note 20)	2,950	2,249
		$50,712	$50,242

24.	Other expense:

		December 31,	December 31,
		2015	2014
	Net impairment loss (recovery) on trade receivables	$(899)	$6,206
	Restructuring costs (recovery)	(13)	85
	Acquisition costs (note 7)	1,542	-
		$630	$6,291

56

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

24.	Other expense (cont’d):

In 2015, net impairment loss (recovery) on trade receivables of ($899,000) consists of recoveries of $1,586,000 as the Corporation collected on certain trade receivables in 2015 principally in Asia that were considered impaired and written down in 2014, less new impairment charges in 2015 of $687,000 relating to the non-collection of certain trade receivables outstanding from certain customers primarily located in Asia. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery. Of the new impairment charges in 2015 of $687,000, $231,000 relates to cash collected within the year, resulting in net impairment charges of $456,000.

In 2014, net impairment loss on trade receivables of $6,206,000 consisted of a $4,415,000 impairment charge as a result of material breaches by Azure Hydrogen Energy Science and Technology (“Azure”) relating to the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement. The Corporation also incurred impairment charges of $1,791,000 relating to the non-collection of certain trade receivables outstanding from certain customers primarily located in Asia.

25.	Finance income and expense:

	2015	2014
Employee future benefit plan expense (note 19)	$(291)	$(183)
Pension administration expense	(103)	(100)
Investment and other income	143	139
Unrealized loss on forward foreign exchange contracts	(287)	-
Foreign exchange gain	233	31
Finance (loss) and other	$(305)	$(113)
Finance expense	$(794)	$(942)

57

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Income taxes:

(a)	Current tax expense:

The components of income tax benefit / (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2015	2014
Current tax expense
Current period income tax	$5	$-
Withholding tax	206	457
Adjustment for prior periods	-	(40)
Total current tax expense	$211	$417

Deferred tax expense
Origination and reversal of temporary differences	$14,144	$(947)
Adjustments for prior periods	2,874	(536)
Change in unrecognized deductible temporary differences	(17,018)	1,483
Total deferred tax expense	$-	$-

Total income tax expense	$211	$417

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2015	2014
Net loss before income taxes	$(6,363)	$(29,331)
Expected tax recovery at 26.00% (2014 – 26.00%)	$(1,654)	$(7,626)
Increase (reduction) in income taxes resulting from:
Non-taxable portion of capital gain	(2,213)	-
Non-deductible expenses	1,875	813
Expiry of losses and investment tax credits	1,181	2,800
Investment tax credits earned	(2,883)	(4,084)
Foreign tax rate differences	(304)	113
Change in unrecognized deductible temporary differences	4,209	8,401
Income taxes	$211	$417

(b)	Unrecognized deferred tax liabilities:

At December 31, 2015, the Corporation did not recognize any deferred tax liabilities resulting from taxable temporary differences for financial statement and income tax purposes.

(c)	Unrecognized deferred tax asset:

At December 31, 2015, the Corporation did not have any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

58

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset (cont’d):

	2015	2014
Scientific research expenditures	$58,385	$66,943
Accrued warranty provision	17,079	25,830
Share issuance costs	2,605	1,826
Losses from operations carried forward	89,872	89,176
Investment tax credits	23,757	26,637
Property, plant and equipment and intangible assets	149,892	189,123
	$341,590	$399,535

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:

	2015	2014
Canadian scientific research expenditures	$58,385	$66,943
Canadian losses from operations	31,990	39,758
Canadian investment tax credits	23,749	26,637
German losses from operations for corporate tax purposes	303	303
U.S. federal losses from operations	30,320	13,023
Denmark losses from operations	27,259	35,973

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2030 to 2035.

The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2019 to 2035.

59

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset (cont’d): The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2019	$1,900
2020	1,384
2021	1,304
2022	1,046
2023	740
2024	912
2025	1,447
2029	3,424
2030	2,344
2031	2,180
2032	1,895
2033	1,663
2034	1,571
2035	1,940
$23,750

27.	Related party transactions:

Related parties include shareholders with a significant ownership interest in either the Corporation or Dantherm Power, together with their subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	2015	2014
Trade payables	$24	$70
Interest payable (note 17)	69	45
Revolving credit facility (note 17)	433	484

Transactions during the year with related parties:	2015	2014
Purchases	$172	$175
Finance expense	30	34

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 20).

60

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Related party transactions (cont’d):

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.

In accordance with the employment agreements of the executive officers, the Corporation is required to provide notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period.

Key management personnel compensation is comprised of:

		2015	2014
	Salaries and employee benefits	$2,164	$2,348
	Post-employment retirement benefits	49	60
	Share-based compensation (note 20)	1,006	926
		$3,219	$3,334

28.	Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2015	2014
Compensatory shares	$557	$866
Shares issued for acquisition of intangible assets (note 12)	$-	$20,307
Shares issued for acquisition of subsidiary (note 20)	$13,698	$-

29.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

As a result of the disposition of the Material Products division on January 31, 2013, the former Material Products segment has been classified as discontinued operations and therefore has been removed from the continuing operating results (note 8). The former Material Products segment sold carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

61

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29.	Operating segments (cont’d):

In 2015, revenues included sales to three individual customers of $14,517,000, $12,674,000 and $8,605,000, respectively, which each exceeded 10% of total revenue.

In 2014, revenues included sales to three individual customers of $22,632,000, $13,918,000 and $9,082,000, respectively, which each exceeded 10% of total revenue.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, is as follows:

Revenues	2015	2014
Canada	$917	$2,869
U.S.	19,643	15,989
Germany	15,046	17,484
China	12,777	-
India	2,195	1,229
Taiwan	1,061	23,495
Japan	993	2,797
Denmark	656	-
Other countries	3,175	4,858
	$56,463	$68,721

Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2015	2014
Canada	$57,096	$76,447
U.S.	16,299	350
Denmark	26	50
Mexico	336	453
	$73,757	$77,300

30.	Financial instruments:

(a)

Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, trade and other payables, and finance lease liability. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. The interest rates applied to the finance lease liability are not considered to be materially different from market rates, thus the carrying value of the finance lease liability approximates fair value.

62

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

30.	Financial instruments (cont’d):

(a)	Fair value (cont’d): Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii)	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(b)	Financial risk management:

The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2015, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $11,633,000 and outstanding forward foreign exchange contracts to sell a total of CDN $ 10,750,000 in 2016 at an average rate of CDN $1.33 to US $1.00.

The following exchange rates applied during the year ended December 31, 2015:

	$U.S. to $1.00 CDN	$CDN to $1.00 U.S.
January 1, 2015 Opening rate	$ 0.862	$ 1.160
December 31, 2015 Closing rate	$ 0.723	$ 1.384
Fiscal 2015 Average rate	$ 0.783	$ 1.279

Based on cash and cash equivalents held at December 31, 2015, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $841,000 recorded against net income.

63

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

30.	Financial instruments (cont’d):

(b)

Financial risk management (cont’d):

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts, and may also periodically enter into platinum and or palladium forward contracts. At December 31, 2015, there were no outstanding forward platinum contracts under the Forward Contract Facility.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash and cash equivalents at December 31, 2015, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $100,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash and cash equivalents by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

64

CORPORATE INFORMATION

CORPORATE OFFICES	EXECUTIVE MANAGEMENT	BOARD OF DIRECTORS

Ballard Power Systems Inc.
Corporate Headquarters
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.454.0900
F: 604.412.4700

TRANSFER AGENT
Computershare Trust
Company of Canada
Shareholder Services Department
510 Burrard Street
Vancouver, BC Canada V6C 3B9
T: 1.800.564.6253
F: 1.866.249.7775

STOCK LISTING
Ballard’s common shares are
listed on the Toronto Stock
Exchange under the trading
symbol BLD and on the
NASDAQ Global Market
under the trading symbol BLDP.

INVESTOR RELATIONS
To obtain additional information,
please contact:

Ballard Power Systems
Investor Relations
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.412.3195
F: 604.412.3100
E: investors@ballard.com
W: www.ballard.com

R. Randall MacEwen
President & Chief
Executive Officer

Tony Guglielmin
Vice President & Chief
Financial Officer

INDEPENDENT AUDITORS

KPMG LLP
Vancouver, BC Canada

LEGAL COUNSEL

Canada:
Stikeman Elliott, LLP
Vancouver, BC Canada

United States:
Dorsey & Whitney LLP
Seattle, WA USA

Intellectual Property:
Seed Intellectual Property
Law Group, LLC
Seattle, WA USA

Ian A. Bourne
Corporate Director
Alberta, Canada

Douglas P. Hayhurst
Corporate Director
British Columbia, Canada

R. Randall MacEwen
President & Chief Executive
Officer British Columbia, Canada

Marty Neese
Corporate Director
California, USA

James Roche
Corporate Director
Ontario, Canada

Carol M. Stephenson
Corporate Director
Ontario, Canada

Ian Sutcliffe
Corporate Director
Ontario, Canada